Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

MTR GAMING GROUP, INC.,

ECLAIR HOLDINGS COMPANY,

RIDGELINE ACQUISITION CORP.,

ECLAIR ACQUISITION COMPANY, LLC,

ELDORADO HOLDCO, LLC,

and

THOMAS REEG, ROBERT JONES and

GARY CARANO,

as the

MEMBER REPRESENTATIVE

Dated as of September 9, 2013

i

(Continued)

(Continued)

(Continued)

Exhibits

Exhibit A	-	Sample Company Merger Consideration Calculation
Exhibit B	-	Sample Net Working Capital Calculation
Exhibit C	-	Sample Adjusted MTR EBITDA Calculation
Exhibit D	-	Form of Amended Articles of Incorporation of Parent
Exhibit E	-	Form of Amended and Restated Bylaws of Parent
Exhibit F	-	Form of Tax Opinion of Milbank, Tweed, Hadley & McCloy LLP
Exhibit G	-	Form of Tax Opinion of Stevens & Lee, P.C.

INDEX OF DEFINED TERMS

Definition	Location

409A Authorities	3.11(b)(ix)
Accountant’s Report	2.9(e)
Acquisition Agreement	5.4(c)
Action	3.9
Adjusted Company Merger Consideration	2.9(f)
Adverse Recommendation Change	5.4(c)
Aggregate Company Merger Shares	2.6(a)
Agreement	Preamble
AJCA	3.11(b)(ix)
Board	Recitals
Boards	Recitals
Business Days	1.3
Cash Count	2.6(d)
Cash Election Shares	2.3(b)
Cash Election Shares Limit	2.3(e)
Certificates	2.2(a)
Closing	1.3
Closing Adjusted MTR EBITDA Statement	5.25
Closing Condition Adjusted MTR EBITDA	5.25
Closing Date	1.3
Code	2.2(i)
Combined Company Employees	3.12(a)
Company	Preamble
Company Articles of Merger	1.4
Company Audited Financial Statements	3.5(a)
Company Board	Recitals
Company Charter	3.1(c)
Company Directors	1.8(a)
Company Disclosure Letter	Article III
Company Effective Time	1.4
Company Employee	3.12(a)
Company Escrowed Shortfall	2.9(g)
Company Insiders	5.20
Company Leased Real Property	3.17(b)
Company Leases	3.17(b)
Company Licensed Parties	3.22
Company Licensing Affiliates	3.22
Company Management Principals	3.23(a)
Company Material Contract	3.15(a)
Company Member	Recitals
Company Membership Interest	Recitals

v

INDEX OF DEFINED TERMS
(continued)

Definition	Location

Company Membership Interests	Recitals
Company Merger	Recitals
Company Merger Consideration	2.6(a)
Company Operating Agreement	3.1(c)
Company Owned Real Property	3.17(a)
Company Plans	3.11(a)
Company Ratio	1.11(a)
Company Real Property	3.17(b)
Company True-Up Shares	2.9(h)
Company Unaudited Financial Statements	3.5(a)
Confidentiality Agreement	5.6(b)
Constituent Documents	5.11(a)
Contract	3.4(a)
Costs	5.11(a)
Delaware Secretary of State	1.4
Designated Officer	5.17
Designated Superior Proposal	5.4(c)(II)
DGCL	Recitals
Discharge	5.14(c)
Disputed Item	2.9(b)
Draft Preliminary Closing Report	2.6(c)
Draft Preliminary MTR Expense Report	2.6(c)
DTC	2.8(a)
DWAC System	2.8(a)
Election Deadline	2.3(b)
Election Form	2.3(a)
Election Form Record Date	2.3(a)
Effective Time	1.4
Environmental Action	3.13(a)
ERISA	3.11(a)
ERISA Affiliate	3.11(b)(vii)
Escrow Account	2.8(a)
Escrow Agreement	2.8(a)
Escrowed Parent Shares	2.8(a)
Estimated Adjusted Company EBITDA	2.6(c)
Estimated Aggregate Company Merger Shares	2.6(c)
Estimated Closing Adjusted Net Working Capital	2.6(c)
Estimated Closing Company Cash	2.6(c)
Estimated Closing Company Debt	2.6(c)
Estimated Company Merger Consideration	2.6(c)
Estimated MTR Excess Expense Amount	2.6(c)
Estimated SLJV Component	2.6(c)

INDEX OF DEFINED TERMS
(continued)

Definition	Location
Excess Regulatory Fee	7.1(c)(iv)
Exchange Act	3.4(b)
Exchange Agreement	2.1
Exchange Fund	2.1
Existing Credit Agreement	5.15
Expense Reimbursement	7.3(b)
Foreign Corrupt Practices Act	3.10
GAAP	3.5(a)
Governmental Entity	3.4(b)
HSR Act	3.4(b)
Indemnified Parties	5.11(a)
Independent Accounting Firm	2.9(e)
Independent Director	1.8(a)
IRS	3.11(a)
Law	1.3
Letter of Transmittal	2.2(a)
Licensed Company Intellectual Property	3.18(d)
Licensed MTR Intellectual Property	4.20(d)
Liens	3.2
Mailing Date	2.3(a)
Member Representative	8.17
Mergers	Recitals
Merger Consideration	2.1
Merger Member	1.10(b)(ii)
Merger Member Schedule	2.2
Merger Sub A	Preamble
Merger Sub B	Preamble
MTR	Preamble
MTR Board	Recitals
MTR Board Recommendation	5.4(c)
MTR Certificate of Merger	1.4
MTR Consent Solicitation	5.14(a)
MTR Consent Solicitation Statement	5.14(b)
MTR Directors	1.8(a)
MTR Disclosure Letter	Article IV
MTR Effective Time	1.4
MTR Entity	3.3
MTR Excess Expense Amount	2.6(a)
MTR Insiders	5.20
MTR Leased Real Property	4.19(b)
MTR Leases	4.19(b)
MTR Licensed Parties	4.11
MTR Licensing Affiliates	4.11

INDEX OF DEFINED TERMS
(continued)

Definition	Location
MTR Management Principals	4.12
MTR Merger	Recitals
MTR Merger Consideration	1.10(a)(ii)
MTR Notes	5.14(a)
MTR Owned Real Property	4.19(a)
MTR Plan	5.8(c)
MTR Real Property	4.19(b)
MTR Restricted Share	1.12(b)
MTR RSU	1.12(c)
MTR SEC Documents	4.7(a)
MTR Senior Indenture	5.14(a)
MTR Stock Option	1.12(a)
MTR Stockholder Approval	4.8
MTR Stockholders Meeting	5.5(b)
MTR Termination Fee	7.3(b)
Nasdaq	1.8(a)
Nevada Secretary of State	1.4
Nonqualified Deferred Compensation Plan	3.11(b)(ix)
No Election Shares	2.3(b)
Non-Compete Agreement	5.17
Notice of Designated Superior Proposal	5.4(c)(II)
Notice of Disagreement	2.9(b)
NRS	1.1
Parent	Preamble
Parent Board	1.8(a)
Parent Common Stock	Recitals
Parent True-Up Shares	2.8(b)
Per Share Cash Consideration	1.10(a)(ii)
Per Share Stock Consideration	1.10(a)(ii)
Permits	3.10
Preliminary Adjusted MTR EBITDA Statement	5.25
Preliminary Closing Report	2.6(c)
Post-Closing Report	2.9(a)
Pro Rata Portion	2.8(c)
Proxy Statement	3.7
Registration Statement	3.7
Report Date	2.6(a)
Representatives	5.4(a)
Sample Company Merger Consideration Calculation	2.6(b)
SEC	4.7(a)
SEC Effectiveness Date	5.5(b)
Securities Act	4.7(a)
Set-Off Shares	2.8(b)

INDEX OF DEFINED TERMS
(continued)

Definition	Location
SLJV Audited Financial Statements	3.5(b)
SLJV Component	2.6
SLJV Unaudited Financial Statements	3.5(b)
SLJV-ELLC Percentage	2.6(a)
Stock Designated Shares	2.3(f)(i)(B)
Stock Election Shares	2.3(b)
Stockholders Representative	8.18(a)
Subsidiaries’ Bylaws	3.1(d)
Subsidiaries’ Charters	3.1(d)
Surviving Company Membership Interests	Recitals
Surviving MTR Common Stock	Recitals
Takeover Laws	3.19
Tamarack	5.16
Tax Returns	8.3(ee)
Taxes	8.3(ff)
Termination Date	7.1(b)(i)
Third-Party Transaction	5.23
Total Outstanding Company Membership Interests	1.10(b)(ii)
Transfer Agent	2.8(a)
Up-Front Company Merger Shares	2.1
WARN Act	3.12(e)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 9, 2013, by and among MTR GAMING GROUP, INC., a Delaware corporation (“MTR”), ECLAIR HOLDINGS COMPANY, a Nevada corporation and a wholly-owned subsidiary of MTR (“Parent”), RIDGELINE ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub A”), ECLAIR ACQUISITION COMPANY, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub B”), ELDORADO HOLDCO LLC, a Nevada limited liability company (the “Company”), and Thomas Reeg, Robert Jones and Gary Carano, each an adult individual in his capacity as the member representative as provided herein.

RECITALS

WHEREAS, the Boards of Directors of MTR, the Company, Merger Sub A, Merger Sub B and Parent have determined that it is in the best interests of their respective companies and their stockholders or members to consummate the strategic business combination transactions provided for in this Agreement, pursuant to which Merger Sub A will merge with and into MTR and Merger Sub B will merge with and into the Company, whereby, subject to the terms of Article II, each share of MTR Common Stock and each membership interest of the Company (each a “Company Membership Interest” and, collectively, the “Company Membership Interests”) issued and outstanding will be converted into the right to receive the Merger Consideration (such transactions are referred to herein individually as the “MTR Merger” and the “Company Merger,” respectively, and collectively as the “Mergers”), as a result of which the holders of MTR Common Stock and the Company Membership Interests will together own all of the outstanding shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) (and Parent will, in turn, own all of the outstanding shares of common stock, par value $0.00001 per share, of the surviving corporation in the MTR Merger (the “Surviving MTR Common Stock”) and all of the outstanding limited liability company interests of the surviving limited liability company in the Company Merger (the “Surviving Company Membership Interests”));

WHEREAS, the board of directors of MTR (the “MTR Board”) has adopted resolutions approving the MTR Merger, the execution of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and recommended to MTR’s stockholders that they adopt this Agreement in accordance with General Corporation Law of the State of Delaware (as amended, the “DGCL”) on the terms and conditions set forth herein;

WHEREAS, the board of managers of the Company (the “Company Board”; together with the MTR Board, the “Boards”, each individually, a “Board”) and members holding 95% of all of the Company’s Membership Interests have approved the Company Merger, this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;

WHEREAS, the board of directors of each of Merger Sub A and Merger Sub B has unanimously approved the MTR Merger and the Company Merger, as applicable, and this Agreement and declared it advisable for such company to enter into this Agreement; and

WHEREAS, MTR, Parent, Merger Sub A, Merger Sub B, and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein;

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, MTR, Parent, Merger Sub A, Merger Sub B, the Company, and the Member Representative hereby agree as follows:

ARTICLE I
THE MERGERS

Section 1.1                                    The Company Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Company Effective Time (as defined in Section 1.4), Merger Sub B shall be merged with and into the Company in accordance with the Nevada Revised Statutes (as amended, the “NRS”).  The Company shall be the surviving limited liability company in the Company Merger and shall continue its limited liability company existence under the laws of the State of Nevada, and shall succeed to and assume all of the rights and obligations of the Company and Merger Sub B in accordance with the NRS.  As of the Company Effective Time, the separate corporate existence of Merger Sub B shall cease.

Section 1.2                                    The MTR Merger.  Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Company Merger, at the MTR Effective Time (as defined in Section 1.4), Merger Sub A shall be merged with and into MTR in accordance with the DGCL.  MTR shall be the surviving corporation in the MTR Merger and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of MTR and Merger Sub A in accordance with the DGCL.  As a result of the MTR Merger, MTR shall become a wholly owned subsidiary of Parent.  As of the MTR Effective Time, the separate corporate existence of Merger Sub A shall cease.

Section 1.3                                    Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Stevens & Lee, P.C., 485 Madison Avenue, 20th Floor, New York, New York at 10:00 a.m., Eastern Time, on the date no later than four (4) days, other than a Saturday or Sunday or a day in which banking institutions in New York, New York are authorized or required to close (such days, “Business Days”), after the satisfaction or waiver (subject to any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity (each a “Law”)) of the latest to occur of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to the satisfaction thereof), unless another time, date or place is agreed to in writing by MTR and the Company.  The time and date of the Closing is referred to in this Agreement as the “Closing Date.”

Section 1.4                                    Effective Time.  Subject to the provisions of this Agreement, prior to the Closing, the parties thereto shall file articles of merger for the Company Merger (the “Company Articles of Merger”) and certificate of merger for the MTR Merger (the “MTR Certificate of Merger”) executed in accordance with, and containing such information as is required by, the relevant provisions of Section 92A.200 of the NRS (in the case of the Company Merger) with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”) and Section 251 of the DGCL (in the case of the MTR Merger) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and on or after the Closing Date shall make all other filings or recordings required under the NRS or the DGCL, as applicable.  The Company Merger and the MTR Merger shall become effective at such time as the Company Articles of Merger and the MTR Certificate of Merger, respectively, are duly filed with the Nevada Secretary of State and the Delaware Secretary of State, as applicable, or at such other time as may be stated therein (such times, the “Company Effective Time” and the “MTR Effective Time,” respectively).  The parties hereto shall use commercially reasonable efforts to cause the Company Effective Time and the MTR Effective Time to occur as closely as practicable to simultaneously (the first time at which both the Company Effective Time and the MTR Effective Time shall have occurred, the “Effective Time”).

Section 1.5                                    Effects of the Mergers.  At and after the Company Effective Time and the MTR Effective Time, as applicable, the Mergers shall have the effects set forth in the NRS and the DGCL, as applicable.

Section 1.6                                    Organizational Documents of MTR, the Company and Parent.

(a)                                 At the MTR Effective Time, (i) the certificate of incorporation of Merger Sub A, as in effect immediately prior to the MTR Effective Time, shall be the certificate of incorporation of MTR as the surviving corporation in the MTR Merger and (ii) the Bylaws of Merger Sub A, as in effect immediately prior to the MTR Effective Time, shall be the Bylaws of MTR as the surviving corporation in the MTR Merger until thereafter changed or amended as provided therein or by applicable Law.

(b)                                 At the Company Effective Time, the Articles of Formation of Merger Sub B and the Limited Liability Company Agreement of Merger Sub B as in effect immediately prior to the Company Effective Time shall be the Certificate of Formation and Limited Liability Company Agreement of Merger Sub B as the surviving limited liability company in the Company Merger until thereafter changed or amended as provided therein or by applicable Law.

(c)                                  The parties shall take all appropriate action so that, at the Company Effective Time, (i) the certificate of incorporation of Parent shall be in the form attached as Exhibit D hereto and (ii) the Bylaws of Parent shall be in the form attached as Exhibit E hereto.  MTR shall take all actions necessary to cause Parent, Merger Sub A, and Merger Sub B to take any actions necessary in order to consummate the Mergers and the other transactions contemplated hereby.

Section 1.7                                    Directors and Officers of MTR and the Company.

(a)                                 The directors of Merger Sub A at the MTR Effective Time shall, from and after the MTR Effective Time, be the directors of MTR as the surviving corporation in the MTR Merger until their successors have been duly elected or appointed and qualified.

(b)                                 The officers of MTR at the MTR Effective Time shall, from and after the MTR Effective Time, continue to be the officers of MTR as the surviving corporation in the MTR Merger until their successors have been duly elected or appointed and qualified.

(c)                                  The directors of the Company at the Company Effective Time shall, from and after the Company Effective Time, continue to be the directors of the Company as the surviving limited liability company in the Company Merger until their successors have been duly elected or appointed and qualified.

(d)                                 The officers of the Company at the Company Effective Time shall, from and after the Company Effective Time, continue to be the officers of the Company as the surviving limited liability company in the Company Merger until their successors have been duly elected or appointed and qualified.

Section 1.8                                    Directors and Officers of Parent.

(a)                                 In accordance with, and as provided in, the Bylaws of Parent, immediately prior to the Effective Time and immediately prior to the adoption of the resolutions provided for in Section 5.20), the total number of persons serving on the board of directors of Parent (the “Parent Board”) shall consist of not less than five directors and not more than seven directors, as determined by the Company in its sole discretion prior to the Effective Time.   The Company shall be entitled to designate each member of Parent Board immediately prior to the MTR Effective Time (each such member, a “Parent Director”); provided that (i) at least a majority of Parent Directors shall satisfy the independence requirements of The NASDAQ Stock Market LLC (“Nasdaq”) and the Organizational Documents of Parent (each an “Independent Director”), and (ii)  the Company shall use its best efforts to designate at least five Parent directors, a majority of whom shall be Independent Directors, no later than forty-five (45) calendar days from the date of this Agreement.  At any time prior to the Effective Time, the Company shall be entitled to designate another Person to serve in such person’s stead in the event that any person previously so designated to serve on Parent Board is unable or unwilling to serve in such position or the Company otherwise determines that such replacement is appropriate.  On or prior to the Effective Time, the Company and MTR shall take such actions as are necessary to effect the composition of Parent Board contemplated by this Section 1.8.

(b)                                 At and after the Effective Time, Gary Carano shall serve as Chief Executive Officer of Parent, until his successor has been duly elected or appointed and qualified.  Immediately prior to the Effective Time, the Company shall name the Executive Chairman of the Board of Parent, who shall serve at and after the Effective Time until his or her successor is duly elected or appointed and qualified.  On or prior to the Effective Time, MTR, the Company, and Parent shall take such actions as are necessary to cause the persons set forth in this Section 1.8(b)

to be elected or appointed as officers of Parent in the capacities set forth herein, assuming that such persons are willing to serve in such capacities.

Section 1.9                                    Parent Name.  Unless otherwise mutually agreed between the Company and MTR, at the Effective Time, Parent’s name shall be changed to Eldorado Resorts, Inc.

Section 1.10                             Conversion of Stock.

(a)                                 At the MTR Effective Time, by virtue of the MTR Merger and without any action on the part of the holder of any shares of MTR Common Stock or any capital stock of Merger Sub A:

(i)                                     Cancelation of Certain MTR Common Stock.  Each share of MTR Common Stock that is owned by MTR, the Company or Parent, or any of their respective Subsidiaries (other than (A) shares held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (B) shares held, directly or indirectly, in respect of a debt previously contracted), shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(ii)                                  Conversion of MTR Common Stock.  Subject to Section 2.2(f), each issued and outstanding share of MTR Common Stock (other than shares to be canceled in accordance with Section 1.10(a)(i)) shall be converted into the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Sections 2.2(h) and 2.3, either (A) one fully paid and nonassessable share of Parent Common Stock (the “Per Share Stock Consideration”) or (B) an amount of cash equal to $5.15 (the “Per Share Cash Consideration”) ((A) and (B) together, in the aggregate for all such shares of MTR Common Stock, the “MTR Merger Consideration”).  As of the MTR Effective Time, all such shares of MTR Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of MTR Common Stock shall cease to have any rights with respect thereto, except the right to receive its applicable portion of the MTR Merger Consideration to be issued in consideration therefore upon the surrender of such certificate in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

(iii)                               Conversion of Merger Sub A Common Stock.  The aggregate of all shares of the capital stock of Merger Sub A issued and outstanding immediately prior to the MTR Effective Time shall be converted into 100 shares of Surviving MTR Common Stock.

(iv)                              Cancelation of Parent Common Stock.  Each share of Parent Common Stock owned by MTR shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(b)                                 At the Company Effective Time, by virtue of the Company Merger and without any action on the part of any holder of Company Membership Interests or any limited liability company interests of Merger Sub B:

(i)                                     Cancelation of Certain Company Membership Interests.  Each Company Membership Interest held in the treasury of the Company or owned, directly or indirectly, by MTR, Merger Sub A, Parent or any of their Subsidiaries or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration whatsoever shall be delivered in exchange therefor.

(ii)                                  Conversion of Company Membership Interests.  Subject to Sections 2.2(f), 2.6, 2.8 and 2.9, each Unit (or any portion of a Unit) of a Company Membership Interest issued and outstanding immediately prior to the Effective Time (other than Company Membership Interests to be canceled in accordance with Section 1.10(b)(i)) (in aggregate, the “Total Outstanding Company Membership Interests”) shall thereupon be converted automatically into and shall thereafter represent the right of the holder thereof as of the Company Effective Time (the “Merger Member”) to receive 1% (or such portion of 1%) of the Aggregate Company Merger Shares, subject to the other terms hereof.  As of the Effective Time, each such Unit shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right of the Merger Member holding such Unit to receive the Merger Consideration in respect of such Unit to be issued or paid in accordance with Section 2.2 (without interest) and the right to receive dividends and other distributions in accordance with Section 2.2.

(iii)                               Conversion of Merger Sub B Membership Interests.  The aggregate of all limited liability company interests of Merger Sub B issued and outstanding immediately prior to the Company Effective Time shall be converted into the right to receive 100 Surviving Company Membership Interests.

Section 1.11                             Intentionally Omitted.

Section 1.12                             MTR Stock Options and Other Stock-Based Awards.

(a)                                 Each option or other right to acquire MTR Common Stock granted under any MTR Stock Plan (a “MTR Stock Option”) or otherwise that is outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall, as of the Effective Time, (i) continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable MTR Stock Plan and the award agreement pursuant to which such MTR Stock Option was granted, (ii) cease to represent an option or right to acquire shares of MTR Common Stock, and (iii) shall be converted into an option or right to purchase shares of Parent Common Stock.  The number of shares, the exercise price per share of Parent Common Stock, and any other rights of a holder of a converted MTR Stock Option shall be determined in manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and in a manner that is mutually acceptable to MTR and the Company.

(b)                                 Each share of MTR Common Stock subject to vesting, repurchase or lapse restrictions (each a “MTR Restricted Share”) that is outstanding under any MTR Stock Plan or otherwise as of immediately prior to the Effective Time shall, as of the Effective Time, continue to vest or accelerate (if unvested), as the case may be, in accordance with the applicable MTR Stock Plan and the award agreement pursuant to which such MTR Restricted Share was granted and shall be exchanged for one share of Parent Common Stock, and shall remain subject to same restrictions and other terms as are set forth in the MTR Stock Plan and the award agreement pursuant to which such MTR Restricted Share was granted.

(c)                                  Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of MTR Common Stock (each a “MTR RSU”) that is outstanding under any MTR Stock Plan or otherwise (including any MTR RSUs held in participant accounts under any employee benefit or compensation plan or arrangement of MTR) as of immediately prior to the Effective Time shall, as of the Effective Time whether granted pursuant to a MTR Stock Plan, or any other plan or arrangement, continue to vest or accelerate (if unvested) and be subject to the same terms as provided in the plan and award agreement pursuant to which such MTR RSU was granted and shall be converted into a number of restricted stock units, deferred stock units or phantom units, as applicable, in respect of shares of Parent Common Stock, equal to the number of shares underlying the MTR RSUs held by the grantee immediately prior to the Effective Time.

(d)                                 At or prior to the Effective Time, MTR, the MTR Board and its compensation committee, as applicable, and Parent, Parent’s Board, and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to (i) effectuate the provisions of Sections 1.12(a) through 1.12(c).

(e)                                  As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to equity awards converted pursuant to Section 1.12.

Section 1.13                             Tax Consequences.  For federal income tax purposes, it is intended that the Mergers, taken together, shall be treated as a transaction described in Section 351 of the Code.

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

Section 2.1                                    Exchange Agent.  Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be mutually agreed by MTR and the Company (the “Exchange Agent”), which agreement shall provide that Parent shall deposit with the Exchange Agent at the Effective Time, for the benefit of the holders of shares of MTR Common Stock and the Company Membership Interests, as applicable, for exchange in accordance with this Article II, through the Exchange Agent, an aggregate number of shares of Parent Common Stock and cash (including cash in lieu of fractional shares of Parent Common Stock) (such shares of Parent Common Stock and cash, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”) representing the Company Merger Consideration and the MTR Merger Consideration (together, the “Merger Consideration”); provided that for purposes of establishing the Exchange Fund, the number of shares of Parent Common Stock included in the Company Merger Consideration shall be deemed to be the Estimated Aggregate Company Merger Shares minus the amount of the Escrowed Parent Shares (such number of shares, the “Up-Front Company Merger Shares”).

Section 2.2                                    Delivery of Merger Consideration.

(a)                                 At least three (3) Business Days prior to the Effective Time, the Company shall deliver to the Exchange Agent a schedule (the “Merger Member Schedule”) setting forth the name, contact information and such other information as the Exchange Agent may reasonably require of each Merger Member and the number of shares of Parent Common Stock (not to exceed in the aggregate the Estimated Aggregate Company Merger Shares) and any cash in lieu of fractional shares of Parent Common Stock that each Merger Member is entitled to receive as of the Effective Time (which shall take into account the operation of the Merger Member Side Agreement).  Promptly following the Effective Time, Parent shall cause the Exchange Agent to mail (x) to each Merger Member set forth in the Merger Member Schedule and (y) to each holder of record of certificate(s) representing shares of MTR Common Stock who theretofore has not submitted such holder’s Election Form (all such certificates, together with certificate(s) representing shares of MTR Common Stock previously submitted with an Election Form, “Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 1.10 (i) a letter of transmittal (which shall specify to the holders of Certificates that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent in a form to be mutually agreed upon by Company and MTR (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) for shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(d).  In the event that the waivers set forth in Section 5.14 and 5.15 are not obtained, no Election Form shall be required of holders of MTR Common Stock.

(b)                                 Upon surrender by a holder of MTR Common Stock to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal or, to the extent received prior to the Election Deadline, a properly completed Election Form, such holder of MTR Common Stock will be entitled to receive (and Parent shall cause the Exchange Agent to deliver to each such holder) promptly after the Effective Time, subject to Sections 2.8 and 2.9, the MTR Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II in respect of the MTR Common Stock represented by such holder’s Certificate(s).  Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the MTR Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to this Article II.

(c)                                  Upon receipt by the Exchange Agent of a properly completed Letter of Transmittal by a Merger Member, such Merger Member will be entitled to receive (and Parent shall cause the Exchange Agent to deliver to each such holder) promptly after the Effective Time, subject to Sections 2.8 and 2.9, the number of Up-Front Company Merger Shares and any cash in lieu of fractional shares of Parent Common Stock set forth with respect to such Merger Member in the Merger Member Schedule and otherwise in accordance with the procedures set forth in this Article II.

(d)                                 No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate (or affidavits of loss in lieu of such Certificate as provided in Section 2.2(k)) in accordance with this Article II.  Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of Parent Common Stock issuable with respect to such Certificate.

(e)                                  After the Effective Time, there shall be no transfers on the stock transfer books of MTR or the Company of the MTR Common Stock or Company Membership Interests, respectively, that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares or units are presented for transfer to the Exchange Agent, such Certificates shall be canceled and exchanged for the Merger Consideration (and cash in lieu of fractional shares of Parent Common Stock).

(f)                                   No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.  Each holder of MTR Common Stock or Company Membership Interests who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of MTR Common Stock or Company Membership Interests owned by such holder at the Company Effective Time or the MTR Effective Time, respectively, to be converted into shares of Parent Common Stock) by the Implied Price Per Share.

(g)                                  Any portion of the Exchange Fund that remains unclaimed by the former stockholders of MTR or former Merger Members as of the first anniversary of the Effective Time may, at Parent’s option, be paid to Parent (together with any dividends in respect thereof).  In such event, any former holder of MTR Common Stock or Company Membership Interests who has not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on Parent Common Stock deliverable in respect of each such share of MTR Common Stock or each Company Membership Interest such former holder holds as determined pursuant to this Agreement, without any interest thereon.  The Exchange Agent will notify Parent prior to the time that any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar laws and, at Parent’s option, such portion shall be paid to Parent.  Notwithstanding the foregoing, none of Parent, MTR, the Company, the Exchange Agent or any other person shall be liable to any former holder of MTR Common Stock or Company

Membership Interests for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)                                 In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i)                                     The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.2(g) and any losses resulting from such investments will be made up by Parent to the extent that such losses cause the total amount of cash in the Exchange Fund to fall below the amount necessary to pay the cash portion of the Merger Consideration.

(j)                                    Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of MTR Common Stock or Company Membership Interests, as the case may be, immediately prior to the MTR Effective Time or the Company Effective Time, as the case may be, such amounts as Parent and the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other provision of applicable federal, state, local or foreign tax Law.  To the extent that amounts are so withheld by Parent or the Exchange Agent and duly paid over to the applicable taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(k)                                 In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by MTR, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (and cash in lieu of fractional shares of Parent Common Stock) that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

Section 2.3                                    Election Procedures.

(a)                                 An election form and other appropriate and customary transmittal materials in such form as MTR and the Company shall mutually agree (the “Election Form”) shall be mailed thirty-five (35) days prior to the anticipated Closing Date or on such other date as MTR and the Company shall mutually agree (the “Mailing Date”) to each holder of record of MTR Common Stock as of the close of business on the fifth Business Day prior to the Mailing Date (the “Election Form Record Date”).

(b)                                 Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (A) the number of shares of such holder’s MTR Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (B) the number of shares of such holder’s MTR Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”) or (C) that such holder makes no election with respect to such holder’s MTR Common Stock (“No Election Shares”).  Any MTR Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York City time, on the 30th day following the Mailing Date (or such other time and date as MTR and the Company may mutually agree) (the “Election Deadline”) shall also be deemed to be No Election Shares.

(c)                                  MTR shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a holder (or beneficial owner) of MTR Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline.

(d)                                 Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  An Election Form shall be deemed properly completed only if accompanied by one or more MTR Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of MTR Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form.  Any Election Form may be revoked or changed by the person submitting such Election Form only by written notice received by the Exchange Agent prior to the Election Deadline.  In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the shares of MTR Common Stock represented by such Election Form shall become No Election Shares and MTR shall cause the applicable Certificates to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of MTR or the Exchange Agent regarding such matters shall be binding and conclusive.  None of Parent, MTR or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e)                                  Notwithstanding any other provision contained in this Agreement, the aggregate of the Per Share Cash Consideration to be received pursuant to clause (B) of Section 1.10(a)(ii) shall in no event exceed Thirty Million Dollars ($30,000,000.00) (such number of shares, the “Cash Election Shares Limit”).

(f)                                   Within three (3) Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among the former holders of MTR Common Stock of rights to receive the MTR Merger Consideration in accordance with the Election Forms as follows:

(i)                                               Cash Oversubscribed.  If the total number of the Cash Election Shares is greater than the Cash Election Shares Limit, then:

(A)                               all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(B)                               the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Stock Consideration (“Stock Designated Shares”) such that the aggregate number of shares of MTR Common Stock that will be paid the Per Share Cash Consideration equals the Cash Election Shares Limit, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(C)                               the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii)                                            Cash Not Oversubscribed.  If the total number of the Cash Election Shares is less than or equal to the Cash Election Shares Limit, then:

(A)                               all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(B)                               all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be determined by Parent.  For the avoidance of doubt, for purposes of Section 2.3, MTR Restricted Shares shall be treated as MTR Common Stock.

Section 2.4                                    Adjustments.  Subject to the provisions of Sections 5.1 and 5.2, in the event that MTR changes the number of shares of MTR Common Stock or securities convertible or exchangeable into or exercisable for shares of MTR Common Stock, or the Company changes the number of Company Membership Interests or securities convertible or exchangeable into or exercisable for Company Membership Interests, issued and outstanding prior to the Effective Time, in each case as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, merger, subdivision, exchange, or other similar transaction, the Company Ratio and/or MTR Merger Consideration shall be equitably adjusted as appropriate.

Section 2.5                                    Uncertificated Shares.  In the case of outstanding shares of MTR Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Article II as are necessary or appropriate to implement the same purpose and effect that this Article II has with respect to Company Membership Interests and MTR Common Stock that are represented by Certificates.

Section 2.6                                    Company Merger Consideration.

(a)                                 Subject to determination and adjustment in accordance with Sections 2.8 and 2.9, respectively, the total consideration (the “Company Merger Consideration”) to be paid to the Merger Members in connection with the Company Merger shall be equal to the following amount:

(i)                                               the product of (x) the Adjusted Company EBITDA for the twelve months ending on the last day of the most recent month preceding the Closing Date by at least twenty (20) days (the “Report Date”) and (y) 6.81, minus

(ii)                                            Closing Company Debt, plus

(iii)                                         Closing Company Cash, minus

(iv)                                        Closing Adjusted Net Working Capital Shortfall (if any), plus

(v)                                           Closing Adjusted Net Working Capital Surplus (if any), plus

(vi)                                        the $5,000,000 of restricted cash on the Company’s balance sheet (if any) relating to the credit support required in connection with the Company’s interest in SLJV, plus

(vii)                                     the SLJV Component (if any), plus

(viii)                                  the MTR Excess Expense Amount (if any).

The total number (the “Aggregate Company Merger Shares”) of shares of Parent Common Stock (after rounding down to the nearest whole share) shall be equal to the quotient obtained by dividing the Company Merger Consideration by the Implied Per Share Price.  The “SLJV Component” shall be an amount equal to the following amount:

(A)                               the product of (i) the SLJV-ELLC Percentage and (ii) the difference between the Capital Accounts (as such term is defined in SLJV’s operating agreement) of ELLC and the other Member (as such term is defined in SLJV’s operating agreement), plus

(B)                               the product of (i) the SLJV-ELLC Percentage and (ii) the product of the Adjusted SLJV EBITDA for the twelve months ending on the Report Date multiplied by 6.81, minus

(C)                               the product of the SLJV-ELLC Percentage and the Closing SLJV Debt, plus

(D)                               the product of the SLJV-ELLC Percentage and the Closing SLJV Cash, plus

(E)                                the product of the SLJV-ELLC Percentage and the Closing SLJV Adjusted Net Working Capital Surplus (if any), minus

(F)                                 the product of the SLJV-ELLC Percentage and the Closing SLJV Adjusted Net Working Capital Shortfall (if any), plus

(G)                               the face value of the SLJV Partner Notes.

The “MTR Excess Expense Amount” means the aggregate of (I) the lesser of the MTR Transaction Expenses and Seven Million Dollars ($7,000,000.00) plus (II) an amount equal to the Excess Regulatory Fee, but only in the event that MTR makes the election contemplated in Section 7.1(c)(iv).  The “SLJV-ELLC Percentage” shall equal the quotient obtained by dividing the ownership interests of SLJV directly held by ELLC as of the Closing Date, after taking into effect any transactions permitted pursuant to Section 5.21(a), by the aggregate ownership interests of SLJV outstanding as of the Closing Date.

(b)                                 A sample calculation of the Merger Consideration and its components, together with the policies, procedures and methodologies (if any) to be used in calculating the Company Merger Consideration and its components, is set forth on Exhibit A (the “Sample Company Merger Consideration Calculation”).  The Company Merger Consideration to be paid at Closing shall be determined in accordance with the Sample Company Merger Consideration Calculation and paid to the Merger Members, pursuant to the terms of this Agreement.

(c)                                  Not less than thirteen (13) Business Days prior to the Closing Date (or if such date is within thirteen (13) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date), MTR shall prepare and deliver to the Company for its review a report (the “Draft Preliminary MTR Expense Report”) setting forth a schedule with a calculation of an estimate of MTR Excess Expense Amount.  Not less than ten (10) Business Days prior to the Closing Date (or if such date is within ten (10) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date), the Company shall prepare and deliver to Parent for its review a report (the “Draft Preliminary Closing Report”) setting forth each of the following: (i) a statement of an estimate of Adjusted Company EBITDA as of the Report Date (the “Estimated Adjusted Company EBITDA”), (ii) an estimated unaudited consolidated balance sheet as of the Closing Date of the Company and the Company Subsidiaries prepared in accordance with GAAP on a basis consistent with the Company Audited Financial Statements, (iii) a statement of an estimate of Closing Company Debt (the “Estimated Closing Company Debt”) and of Closing Company Cash (the “Estimated Closing Company Cash”), (iv) a schedule with a calculation of an estimate of Closing Adjusted Net Working Capital (the “Estimated Closing Adjusted Net Working Capital”) and any estimated Closing Adjusted Net Working Capital Shortfall or estimated Closing Adjusted Net Working Capital Surplus, as applicable, (v) a schedule with a calculation of the SLJV Component (the “Estimated SLJV Component”), (vi) an estimate of the MTR Excess Expense Amount based on the estimate thereof set forth in the Draft Preliminary MTR Expense Report (the “Estimated MTR Excess Expense Amount”), (vii) a schedule of the calculation, determined in accordance with the Sample Company Merger Consideration Calculation, of the Company Merger Consideration based on such estimates, (viii) the Total Outstanding Company Membership Interests, and (ix) detailed supporting calculations, documentation and data setting forth a reasonably specific and detailed description of its calculations with respect to each of the foregoing.  Parent shall have a reasonable opportunity to discuss the Draft Preliminary Closing Report with the Company and review such report and the underlying books and records of the Company related thereto.  If Parent objects to any amount reflected on the Draft Preliminary Closing Report, Parent and the Company shall in good faith attempt to resolve such objection and agree to such amounts prior to the Closing.  The “Preliminary Closing Report” shall be

(x) the Draft Preliminary Closing Report revised to reflect any modifications agreed to by the Company and Parent and, with respect to any item contained in the Draft Preliminary Closing Report that the parties are unable to resolve, shall be deemed, solely for purposes of determining the Preliminary Closing Report, but subject in all respects to adjustments pursuant to Section 2.9, equal to the quotient obtained by dividing (I) the sum of (A) the estimate prepared in good faith by the Company contained in the Draft Preliminary Closing Report and (B) Parent’s good faith estimate of such item, by (II) two (2), or (y) if there are no agreed-upon modifications or outstanding disputes, the Draft Preliminary Closing Report shall be the Preliminary Closing Report; provided, however, that the inclusion of, or the failure to include, as applicable, any changes proposed by Parent or the failure by Parent to propose any changes, shall not constitute an acknowledgment by Parent of the accuracy of any item in the Draft Preliminary Closing Report, including but not limited to the Estimated Adjusted Company EBITDA, the Estimated Closing Company Debt, the Estimated Closing Company Cash, the Estimated Closing Adjusted Net Working Capital, the Estimated MTR Excess Expense Amount and the Estimated SLJV Component.  The amount of the Merger Consideration as set forth on the Preliminary Closing Report shall be the “Estimated Company Merger Consideration,” and the number of shares (rounded down to the nearest whole share) of Parent Common Stock equal to the quotient of the Estimated Company Merger Consideration divided by the Implied Per Share Price shall be the “Estimated Aggregate Company Merger Shares.”

(d)                                 At 12:01 A.M.  (Eastern Time) on the Closing Date (or at such other day or time as mutually agreed by the Parties), the Company shall conduct a physical count of all Cage Cash (and any other Cash required to be counted in connection with the Mergers by any Gaming Authority) held by the Company, the Company Subsidiaries and the Company Gaming Properties (the “Cash Count”).  The Cash Count shall be conducted in accordance with the policies, procedures and methodologies set forth on Section 2.6(d) of the Company Disclosure Letter and in this Section 2.6(d).  Each of Parent, the Company and the Member Representative shall be entitled to have Representatives present during the Cash Count, which Representatives shall have full access to the Cash Count proceedings and cooperate in good faith to resolve any disputes regarding the conduct of the Cash Count.  The results of the Cash Count shall, absent manifest error, be binding on the Parties for the purpose of determining the Closing Adjusted Net Working Capital.

(e)                                  Notwithstanding anything in this Agreement to the contrary (including Section 5.1), the Company shall have the right, exercisable in their sole discretion, to pay all or any portion of the expenses or costs incurred by the Company prior to the Closing on the Closing Date.  Any payments of such expenses or costs pursuant to this Section 2.2(e) shall, if not previously taken into account in determining the Estimated Company Merger Consideration pursuant to this Section 2.6, be taken into account in the adjustment of the Company Merger Consideration pursuant to Section 2.8.

Section 2.7                                    Intentionally Omitted.

Section 2.8                                    Escrowed Merger Consideration.

(a)                                 On the Effective Time, Parent shall use commercially reasonable efforts to cause its transfer agent for Parent Common Stock (the “Transfer Agent”) to electronically transfer, by crediting the account of the prime broker of the Escrow Agent with The Depositary Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian system (the “DWAC System”), such number of shares of Parent Common Stock (the “Escrowed Parent Shares”) equal to the quotient of $2,000,000 divided by the Implied Per Share Price, which shares the Escrow Agent shall deposit in an escrow account (the “Escrow Account”) established in accordance with an escrow agreement to be entered into among Parent, the Member Representative and the Escrow Agent, consistent with the terms set forth in this Agreement and other customary terms and conditions reasonably acceptable to Parent and the Company for similar agreements (the “Escrow Agreement”).  The Escrow Agreement shall terminate no sooner than the fifth (5th) Business Day following the final determination of the Adjusted Company Merger Consideration pursuant to Section 2.9.  The Escrow Agreement shall provide that Parent is, for federal income tax purposes, the owner of the Escrowed Parent Shares and is taxable on any earnings thereon.  If any payment is required to be made to Parent pursuant to this Section 2.8, Parent and the Member Representative shall promptly provide written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to Parent out of the Escrow Account an amount of Parent Common Stock that in the aggregate is equal in value to such required payment, with each share of Parent Common Stock valued for these purposes at the Implied Per Share Price.

(b)                                 In the event the Estimated Company Merger Consideration is more than the Adjusted Company Merger Consideration following the determination of the Adjusted Company Merger Consideration and subject to Section 2.9(e), Parent is hereby irrevocably authorized to set off against the Escrow Parent Stock, a number of shares (the “Set-Off Shares”) equal to the lesser of (i) the number of shares (the “Parent True-Up Shares”) equal to (A) the amount by which the Estimated Company Merger Consideration exceeds the Adjusted Company Merger Consideration divided by (B) the Implied Per Share Price and (ii) the aggregate number of Escrowed Parent Shares.  Parent shall use commercially reasonable efforts to cause the Escrow Agent to cause the Set-Off Shares to be electronically transferred, by crediting the account of the prime broker of the Transfer Agent with DTC through its DWAC System for Parent’s account within five (5) Business Days following such determination.  Any such shares shall be treated as unissued treasury shares of Parent.  To the extent that the number of shares of Escrowed Parent Shares exceeds the Set-Off Shares, Parent shall cause the Escrow Agent to release and deliver to each Merger Member its Pro Rata Portion of such excess number of shares of Parent Common Stock within the same five (5) Business Day period.

(c)                                  In the event that the Escrow Agent or Parent is to distribute any of the Company Merger Consideration (including any of the Aggregate Company Merger Shares) to the Merger Members (including pursuant to Section 2.8(b) or 2.9(h)), then such Company Merger Consideration shall be distributed to the Merger Members in the proportions set forth in the Merger Member Schedule (such Merger Member’s “Pro Rata Portion”).  In the event that the Merger Members are required hereunder to return any Company Merger Consideration pursuant to Section 2.9(g), each Merger Member shall have the several obligation to return its Pro Rata Portion of such Company Merger Consideration.

Section 2.9                                    Post-Closing Adjustment.

(a)                                 Within forty-five (45) days after the Closing Date, Parent shall prepare and deliver to the Member Representative and the Stockholders Representative for their respective review a report (the “Post-Closing Report”), substantially in the form of the Preliminary Closing Report, setting forth each of the following: (i) an unaudited consolidated balance sheet as of the Closing Date of the Company prepared in accordance with GAAP on a basis consistent with the Company Audited Financial Statements, (ii) a statement with Parent’s calculations, in accordance with the Sample Merger Consideration Calculation, of Adjusted Company EBITDA as of the Report Date, Closing Company Debt, Closing Company Cash, Closing Adjusted Net Working Capital (which shall take into account any payments made in accordance with Section 2.6(e)), the SLJV Component, and the MTR Excess Expense Amount, and (iii) a schedule with Parent’s calculation, determined in accordance with the Sample Company Merger Consideration Calculation, of the Company Merger Consideration and any necessary adjustment to the Estimated Company Merger Consideration, in each case, with supporting calculations, documentation and data setting forth in reasonable detail Parent’s calculations with respect to each of the foregoing.

(b)                                 During the thirty (30) day period following delivery of the Post-Closing Report to the Member Representative and the Stockholders Representative, Parent shall (i) provide, and cause the Company to provide, the Member Representative, the Stockholders Representative and their respective Representatives with reasonable access during normal business hours, upon reasonable advance notice, to the books and records of the Company and MTR and the working papers of Parent, in each case relating to the Post-Closing Report and the matters set forth therein, and (ii) cooperate, and cause the Company and MTR to cooperate, with the Member Representative, the Stockholders Representative and their respective Representatives to provide them with other information used in preparing the Post-Closing Report reasonably requested by the Member Representative and their respective Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of Parent, MTR and the Company.  The Post-Closing Report shall become final and binding on the thirtieth (30th) day following delivery thereof unless, prior to the end of such period, either the Member Representative or the Stockholders Representative delivers to Parent written notice of its disagreement (each, a “Notice of Disagreement”) specifying, in reasonable detail, the nature and amount of any disputed item (a “Disputed Item”), including supporting calculations, documentation and data to support its position.  The Member Representative, the Stockholders Representative and Parent shall be deemed to have agreed with all items and amounts in the Post-Closing Report not specifically addressed in a Notice of Disagreement, and such items and amounts shall not be subject to review under Section 2.9(d) or Section 2.9(e).

(c)                                  Intentionally Omitted.

(d)                                 During the ten (10) Business Day period following delivery of a Notice of Disagreement by either the Member Representative or the Stockholders Representative to Parent, Parent, Stockholders Representative and the Member Representative shall seek in good faith to resolve any Disputed Items.  During such ten (10) Business Day period, the Member Representative and Parent, on the one hand, and Parent and the Stockholders Representative, on the other hand, shall each provide the other and their respective Representatives with reasonable access during normal business hours, upon reasonable advance notice, to the working papers of Parent and/or the Member Representative, on the one hand, and Parent and/or the Stockholders Representative, on the other hand, and their respective Representatives relating to such Notice of Disagreement and the Disputed Items, and the Member Representative and Parent, on the one hand, and Parent and the Stockholders Representative, on the other hand, shall, and shall cause their respective Representatives to, cooperate with the other and their respective Representatives to provide them with other information used in preparation of such Notice of Disagreement or relating to any Disputed Item reasonably requested by the Member Representative or the Stockholders Representative, as applicable, Parent or their respective Representatives including, upon reasonable advance notice, access during normal business hours to relevant personnel and records of the Member Representative or Parent, as the case may be.  Any Disputed Items resolved and set forth in a written agreement between the Member Representative and Parent, on the one hand, and Parent and the Stockholders Representative, on the other hand, within such ten (10) Business Day period shall be final and binding on the Parties with respect to such Disputed Items for all purposes hereunder.

(e)                                  If the Member Representative and Parent, on the one hand, and Parent and the Stockholders Representative, on the other hand, have not resolved all Disputed Items by the end of such ten (10) Business Day period, the Member Representative, the Stockholders Representative and Parent (w) shall submit, in writing, such independent public accounting firm as shall be reasonably agreed in writing by the Member Representative, the Stockholders Representative and Parent at such time (the “Independent Accounting Firm”), their respective briefs detailing their respective views as to the correct nature and amount of each remaining Disputed Item and the amounts of Adjusted Company EBITDA as of the Report Date, Closing Company Debt, Closing Company Cash, Closing Adjusted Net Working Capital, the SLJV Component, and the MTR Excess Expense Amount (in each case, if and to the extent disputed); provided, however, that if the Member Representative, the Stockholders Representative and Parent are unable to select such accounting firm within the twenty (20) Business Day period following delivery of a Notice of Disagreement by either the Member Representative or the Stockholders Representative, any of the Member Representative, the Stockholders Representative or the Parent may request the New York, New York office of the American Arbitration Association to appoint, within ten (10) Business Days from the date of such request, an independent public accounting firm of national standing; provided, that such firm shall not be the independent auditor of (or, during the five years prior to the date of such request, otherwise is or has been engaged as consultants by, or who otherwise provide services under a contractual arrangement to) Parent, the Company or MTR (the accounting firm so selected shall be the “Independent Accounting Firm”), (x) shall instruct the Independent Accounting Firm to make its determination with respect to such remaining Disputed Items in accordance with the Sample Company Merger Consideration Calculation, (y) shall instruct the Independent Accounting Firm to, and use their respective commercially reasonable efforts to cause the Independent Accounting Firm to, render a written decision resolving such remaining Disputed Items within twenty (20) Business Days following such submission, and (z) shall, and shall cause their respective Affiliates to, provide reasonable cooperation to the Independent Accounting Firm in connection with the resolution of such remaining Disputed Items.  The Independent Accounting Firm shall (i) act in its capacity as an expert and not as an arbitrator,

(ii) consider only such remaining Disputed Items, (iii) be authorized to resolve such remaining Disputed Items within the range of the difference between Parent’s position with respect thereto and the Member Representative’s position with respect thereto or the Stockholders Representative’s position with respect thereto, as applicable (meaning, for example, that its final determination of any disputed amount will be within (and not outside of) the upper and lower bounds set forth by Parent and the Member Representative or the Stockholders Representative, as applicable, for such amount, except where the Member Representative and the Stockholders Representative have the same Disputed Item, then the larger upper and lower bounds for such amount shall be used), and (iv) shall issue a written report (the “Accountant’s Report”) setting forth in reasonable detail (A) its determination as to each Disputed Item, (B) its calculation of Adjusted Company EBITDA as of the Report Date, Closing Company Debt, Closing Company Cash, Closing Adjusted Net Working Capital, SLJV Component and MTR Excess Expense Amount based on its determination of such Disputed Items and (C) its calculation of the Company Merger Consideration based thereon, which Accountant’s Report shall be accompanied by a certificate from the Independent Accounting Firm that it reached such determination in accordance with the provisions of this Section 2.9(e).  The Accountant’s Report shall be final and binding on the parties for all purposes hereunder, and the parties acknowledge and agree that judgment may be entered upon the Accountant’s Report in any competent court.  Notwithstanding anything to the contrary in this Agreement, the expenses relating to the engagement of the Independent Accounting Firm shall be paid by Parent.  Each party shall bear its own costs (and that of its Representatives) incurred in connection with their preparation or review of the Post-Closing Report and preparation or review of any Notice of Disagreement, as applicable.  In the event that either the Member Representative or the Stockholders Representative becomes obligated to pay out-of-pocket costs related to its performance under this Section 2.9, Parent shall pay such expense and documented out-of-pocket costs, and the Adjusted Company Merger Consideration shall be adjusted in accordance with Section 2.9(i).  The Escrow Agent shall, within five (5) Business Days following such determination, cause such number of shares to be electronically transferred, by crediting the account of the prime broker of the Transfer Agent with DTC through its DWAC System for Parent’s account.  Any such shares will be treated as unissued treasury shares of Parent.

(f)                                   The Estimated Company Merger Consideration shall be adjusted (the Estimated Company Merger Consideration as so adjusted, the “Adjusted Company Merger Consideration”):

(i)                                               downwards by the amount (if any) by which Closing Company Debt, as finally determined pursuant to this Section 2.9, is greater than Estimated Closing Company Debt;

(ii)                                            upwards by the amount (if any) by which Closing Company Debt, as finally determined pursuant to this Section 2.9, is less than Estimated Closing Company Debt;

(iii)                                         downwards by the amount (if any) by which Closing Company Cash, as finally determined pursuant to this Section 2.9, is less than Estimated Closing Company Cash;

(iv)                                        upwards by the amount (if any) by which Closing Company Cash, as finally determined pursuant to this Section 2.9, is greater than Estimated Closing Company Cash;

(v)                                           downwards by the amount (if any) by which Closing Adjusted Net Working Capital, as finally determined pursuant to this Section 2.9, is less than Estimated Closing Adjusted Net Working Capital;

(vi)                                         upwards by the amount (if any) by which Closing Adjusted Net Working Capital, as finally determined pursuant to this Section 2.9, is greater than Estimated Closing Adjusted Net Working Capital;

(vii)                                     upwards by the amount (if any) equal to the product obtained by multiplying (x) 6.81 by (y) the amount by which the Adjusted Company EBITDA as of the Report Date, as finally determined pursuant to this Section 2.9, is greater than the Adjusted Company EBITDA as of the Report Date, as set forth on the Preliminary Closing Report;

(viii)                                  downwards by the amount (if any) equal to the product obtained by multiplying (x) 6.81 by (y) the amount by which the Adjusted Company EBITDA as of the Report Date, as finally determined pursuant to this Section 2.9, is less than the Adjusted Company EBITDA as of the Report Date, as set forth on the Preliminary Closing Report;

(ix)                                        downwards by the amount (if any) by which the SLJV Component, as finally determined pursuant to this Section 2.9, is less than the Estimated SLJV Component; and

(x)                                           upwards by the amount (if any) by which the SLJV Component, as finally determined pursuant to this Section 2.9, is greater than the Estimated SLJV Component.

(xi)                                        downwards by the amount (if any) by which the MTR Excess Expense Amount, as finally determined pursuant to this Section 2.9, is less than the Estimated MTR Excess Expense Amount; and

(xii)                                     upwards by the amount (if any) by which the MTR Excess Expense Amount, as finally determined pursuant to this Section 2.9, is greater than the MTR Excess Expense Amount.

(g)                                  If the Adjusted Company Merger Consideration is less than the Estimated Company Merger Consideration, then (x) Parent shall have the right to set-off against the Set-Off Shares, and (y) any remaining balance of the Escrowed Parent Shares after such set-off shall be distributed to the Merger Members, in each case, in accordance with Section 2.8(b).  If the number of Parent True-Up Shares exceeds the Set-Off Shares (such excess, the “Company Escrowed Shortfall”), then within five (5) Business Days following such determination, Parent shall mail to each Merger Member a statement (the “Parent Shortfall Notice”) setting forth (i) the number of shares of the Company Escrowed Shortfall, (ii) such Merger Member’s Pro Rata Portion of the Company Escrowed Shortfall (as determined in accordance with Section 2.8(c)), and (iii) the delivery instructions pursuant to which the Merger Members shall return their respective Pro Rata Portion of the Company Escrowed Shortfall to the Transfer Agent within five (5) Business Days following the mailing date of Parent Shortfall Notice in accordance with their respective Merger Member Undertaking.

(h)                                 If the Adjusted Company Merger Consideration equals or exceeds the Estimated Company Merger Consideration (the amount of shares equal to the amount of such excess (if any) divided by the Implied Per Share Price, the “Company True-Up Shares”), then Parent shall cause the Escrow Agent, in accordance with Section 2.8, to distribute to each Merger Member its Pro Rata Portion of all of the Escrowed Parent Shares.  If the number of Company True-Up Shares is greater than zero, within five (5) Business Days following such determination, Parent shall issue to each Merger Member its Pro Rata Portion (rounded down to the nearest whole number) of the number of shares of Parent Common Stock equal to the Company True-Up Shares.

(i)                                     In the event that Parent pays any costs of the Member Representative in accordance with Section 2.9(e), Parent shall set-off such number of shares of Parent Common Stock held in the Escrow Account, in an amount equal to the quotient obtained by dividing the amount of such costs by the Implied Per Share Price and reduce the Adjusted Company Merger Consideration by the same amount.  In the event that Parent pays any costs of the Stockholder Representative in accordance with Section 2.9(e) or the monthly retainer of the Stockholder Representative in accordance with Section 8.18(c), Parent shall increase the MTR Transaction Expenses by the amount of such costs or such retainer (as the case may be) for purposes of determining the Adjusted Company Merger Consideration.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to MTR prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall not be deemed disclosure with respect to any other section or subsection of this Agreement), the Company represents and warrants to the MTR Entities as follows:

Section 3.1                                    Organization, Standing and Power.

(a)                                 Each of the Company, SLJV and their respective Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.  Each of the Company and its Subsidiaries is, and at the Effective Time will be, a citizen of the United States, within the meaning of Section 2 of the Shipping Act of 1916, 46 U.S.C. §50501, as amended, eligible to own and operate the Vessel in the coastwise trade of the United States.

(b)                                 Section 3.1(b)(i) of the Company Disclosure Letter sets forth a true and complete list of SLJV and each Subsidiary of the Company and SLJV and for each of SLJV and each such Subsidiary, its:  state of organization, entity type, and outstanding number and type of membership interests, shares of capital stock, or other equity interests.

(c)                                  The Company has previously furnished or otherwise made available to MTR a true and complete copy of the Company’s restated articles of formation (the “Company Charter”) and operating agreement (the “Company Operating Agreement”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  The Company is not in violation of any provision of the Company Charter or Company Operating Agreement in any respect.

(d)                                 The Company has previously furnished or otherwise made available to MTR a true and complete copy of each of, SLJV’s and each of the Company’s and SLJV’s Subsidiaries’ articles of incorporation or similar formational document (the “Subsidiaries’ Charters”) and bylaws or similar governing document (the “Subsidiaries’ Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  Neither SLJV nor any Subsidiary of the Company or SLJV is in violation of any provision of its Subsidiary Charter or Subsidiary Bylaws in any respect.

Section 3.2                                    Capital Stock.  As of the date hereof, the authorized and outstanding Company Membership Interests consist of Membership Interests (as defined in the Company Operating Agreement) of 100%, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights.  No Company Membership Interests were held in treasury.  As of the date of this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (3) options or other rights to acquire from the Company, and no obligation of the Company to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (C) there are no options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company, SLJV or any of their respective Subsidiaries to which the Company, SLJV or any of their respective Subsidiaries is a party.  Each of the outstanding shares of capital stock of (or other equity interest in) each of SLJV and the Company’s and SLJV’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (or other equity interests) are (1) owned by the Company or another wholly-owned Subsidiary of the Company, and (2) free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever.

Section 3.3                                    Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, including the adoption and approval of this Agreement by the holders of at least a majority of the voting power of the outstanding Company Membership Interests (the “Company Member Approval”), to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by MTR, Parent, Merger Sub A and Merger Sub B (each a “MTR Entity” and collectively, the “MTR Entities”), constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).  As of the date hereof, the Company Board, at a meeting duly called at which all of the directors of the Company were present, has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby.  As of the date hereof, the Company Member Approval has been obtained by unanimous written consent of the members of the Company and approves this Agreement, the Company Merger and the other transactions contemplated hereby.

Section 3.4                                    No Conflict; Consents and Approvals.

(a)                                 The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Operating Agreement or any of the Subsidiaries’ Charters or Subsidiaries’ Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company, SLJV or any of their respective Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, result in the creation or imposition of any Lien, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company, SLJV or any of their respective Subsidiaries is a party or by which the Company, SLJV or any of their respective Subsidiaries or any of their respective properties are bound.

(b)                                 The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require the Company to obtain any consent, approval, authorization or permit of, action by, or to make any filing with or notification to, any governmental or regulatory authority (including any stock exchange and any Gaming Authority), agency, court, commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” Laws, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing with the Nevada Secretary of State of the Company Articles of Merger as required by the NRS and with the Delaware Secretary of State of the MTR Certificate of Merger as required by the DGCL and such filings with Governmental Entities to satisfy the applicable Laws of states in which the Company, SLJV and their respective Subsidiaries are qualified to do business, (iv) compliance with and obtaining such Gaming Approvals as may be required under applicable Gaming Laws, and (v) any such consent, approval, authorization, permit, action, filing or notification.

Section 3.5                                    Financial Statements.

(a)                                 The Company has previously provided MTR with copies of (i) audited consolidated financial statements (the “Company Audited Financial Statements”) of the Company (including any related notes thereto) for the fiscal years ended December 31, 2010, December 31, 2011 and December 31, 2012 and (ii) the unaudited consolidated financial statements (the “Company Unaudited Financial Statements”) of the Company (including any related notes thereto) for any period subsequent to December 31, 2012.  The Company Audited Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated.  The Company Unaudited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(b)                                 The Company has previously provided MTR with copies of (i) audited consolidated financial statements (the “SLJV Audited Financial Statements”) of SLJV (including any related notes thereto) for the fiscal years ended December 31, 2010, December 31, 2011 and December 31, 2012 and (ii) the unaudited consolidated financial statements (the “SLJV Unaudited Financial Statements”) of SLJV (including any related notes thereto) for any period subsequent to December 31, 2012.  The SLJV Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of SLJV and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated.  The SLJV Unaudited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of SLJV and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(c)                                  The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals.

(d)                                 SLJV maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals.

Section 3.6                                    No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether or not required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2012, (b) incurred in the ordinary course of business since the date of such balance sheet, (c) which have been discharged or paid in full prior to the date of this Agreement or (d) incurred pursuant to the transactions contemplated by this Agreement.  Since January 1, 2013, neither the Company nor any of its Subsidiaries has entered into any off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships with other Persons, that may have a current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company and its Subsidiaries.

Section 3.7                                    Certain Information.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Mergers will be registered with the SEC (the “Registration Statement”), including the proxy statement to be sent to the stockholders of MTR in connection with the MTR Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”), will, at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) and at the time of the MTR Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by MTR or its subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Registration Statement.

Section 3.8                                    Absence of Certain Changes or Events.  Since January 1, 2013 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company, SLJV and their respective Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Material Adverse Effect.

Section 3.9                                    Litigation.  (a) There is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company, SLJV or any of their respective Subsidiaries or any of their respective properties or assets or any Action by any Governmental Entity, (b) no Governmental Entity has since January 1, 2010, challenged or questioned in writing the legal right of the Company, SLJV or any of their respective Subsidiaries to conduct its operations as presently or previously conducted, and (c) none of the Company, SLJV or any of their respective Subsidiaries or any of their respective properties or assets is or are subject to any judgment, order, injunction, ruling or decree of any Governmental Entity (other than orders issued by Gaming Authorities under applicable Gaming Laws).

Section 3.10                             Compliance with Laws.  Except with respect to ERISA, Environmental Matters and Taxes (which are the subject of Sections 3.11, 3.12, 3.13 and 3.14, respectively) and Gaming Laws, the Company, SLJV and each of their respective Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound.  The Company, SLJV and each of their respective Subsidiaries are in compliance with all Gaming Laws applicable to them or by which any of their respective properties are bound.  Except with respect to Environmental Laws (which are the subject of Section 3.13), the Company, SLJV and their respective Subsidiaries have been and are in compliance with all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted.  All Permits are in full force and effect.  None of the Company, SLJV or any of their respective Subsidiaries or any of their respective directors or officers or, to the Company’s knowledge, any of their respective employees or agents for or on behalf of the Company, SLJV or their respective Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”), or any other applicable Laws or any conventions to which the Company, SLJV and their respective Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

Section 3.11                             Benefit Plans.

(a)                                 The Company has provided to MTR a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “multiemployer plans” (within the meaning of ERISA Section 3(37)), and all membership purchase, option to purchase membership interests, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any employee or former employee of the Company, SLJV or their respective Subsidiaries has any present or future right to compensation or benefits or the Company, SLJV or their respective Subsidiaries has had or has any liability (contingent or otherwise).  All such plans, agreements, programs, policies and arrangements are collectively referred to as the “Company Plans.”  With respect to each Company Plan, the Company has furnished or made available to MTR a current, accurate and complete copy thereof and, to the extent applicable:  (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description and other equivalent written communications by the Company, SLJV or their respective Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) if applicable, for the two most recent years the Form 5500 and attached schedules.

(b)                                 With respect to the Company Plans:

(i)                                               each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Company Plan;

(ii)                                            all contributions required to be made under the terms of any Company Plan have been timely made;

(iii)                                         each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the Company’s knowledge, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iv)                                        no Company Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code;

(v)                                           no Company Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA);

(vi)                                        the Company, SLJV and their respective Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company, SLJV and their respective Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of Tax deduction, as a result of such administration and operation;

(vii)                                     no Company Plan provides, or reflects or represents any liability of any of the Company, SLJV and their respective Subsidiaries to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Law, and none of the Company, SLJV any of their respective Subsidiaries or any entity, trade or business, whether or not incorporated, that together with the Company, SLJV or any of their respective Subsidiaries, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) has any liability as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;

(viii)                                  no Company Plan provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with another event).  No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any individuals under any Company Plan will be an “excess parachute payment,” as such term is defined in Section 280G(b)(1) of the Code.  The Company is not obligated to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code;

(ix)                                        each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith reasonable interpretation of (A) Section 409A of the Code and (B)(I) proposed and final regulations thereunder and (II) IRS Notice 2005-1 and other IRS guidance (clauses (A) and (B), together, the “409A Authorities”).  No Company Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities; and

(x)                                           there are no Actions, audits or inquiries pending, or, to the knowledge of the Company, threatened (other than routine claims for benefits) against any, or with respect to, any Company Plan or fiduciary thereto or against the assets of any such Company Plan.

Section 3.12                             Labor Matters.

(a)                                 The Company has provided to MTR information setting forth, with respect to each current or former employee of the Company or any of its Subsidiaries (each a “Company Employee”) and each current or former employee of SLJV or any of its Subsidiaries (collectively, the “Combined Company Employees”) (including any Combined Company Employee who is on a leave of absence or on layoff status subject to recall):  (i) the identification number of such Combined Company Employee; (ii) such Combined Company Employee’s title or position; (iii) such Combined Company Employee’s current base salary; and (iv) whether such Combined Company Employee is classified as exempt or non-exempt.

(b)                                 The employment of each of the Combined Company Employees is terminable by the respective Company, SLJV or Subsidiary, as applicable, at will without any notice or severance obligation or other cost or liability to the respective Company, SLJV or Subsidiary.

(c)                                  Each of the Company, SLJV and their respective Subsidiaries is in compliance with all applicable visa and work permit requirements with respect to any Combined Company Employee, consultant, contractor or other non-employee service provider.

(d)                                 Each of the Company, SLJV and their respective Subsidiaries is in compliance with all applicable employee licensing requirements and has used its reasonable best efforts to ensure that each Combined Company Employee, consultant, contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

(e)                                  Each of the Company, SLJV and their respective Subsidiaries since January 1, 2010, has complied, and is in compliance, in all respects with all applicable Laws, order, judgment, injunction, rule or decree and Contracts (if any) respecting the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 (the “WARN Act”) or any other comparable Law that applies to mass layoffs and/or plant closings to which the Company, SLJV or any of their respective Subsidiaries is subject in each of the jurisdictions in which it conducts gaming operations.

(f)                                   (i) As of the date hereof, none of the Company’s, SLJV’s or any of their respective Subsidiaries’ current officers or senior property managers has given the Company, SLJV or any of their respective Subsidiaries, as applicable, written notice terminating his or her employment with the Company, SLJV or such Subsidiary or terminating his or her employment upon a sale of, or business combination relating to, the Company, SLJV or such Subsidiary; (ii) to the Company’s knowledge, no Combined Company Employee, consultant, or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any Person, or subject to any order, judgment, injunction, rule or decree, which in each case would reasonably be expected to have any effect on (A) the performance by such Person of any of his or her duties or responsibilities for the Company, SLJV or such Subsidiary, or (B) the Company’s, SLJV’s or such Subsidiary’s business or operations; and (iii) to the Company’s knowledge, no current Combined Company Employee, consultant, contractor or any other non-employee service provider is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Combined Company Employee, consultant, contractor or any other non-employee service provider to be employed or retained by the Company, SLJV or such Subsidiary.

(g)                                  None of the Company, SLJV or any of their respective Subsidiaries is a party to, or is bound by any collective bargaining agreement or union contract with any labor union or labor organization and no collective bargaining agreement is currently being negotiated by the Company, SLJV or any of their respective Subsidiaries.  To the knowledge of the Company, since January 1, 2010, there have not been any activities or proceedings of any labor union, Combined Company Employee or group of Combined Company Employees of the Company, SLJV or any of their respective Subsidiaries to organize any employees including, but not limited to, the solicitation of cards from Combined Company Employees to authorize representation by any labor union, works council or labor organization or any written or oral demand for recognition.  There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any labor union, works council, employee representatives or other representative bodies in order to consummate the Mergers or other transactions contemplated herein.

(h)                                 There is not now, nor has there been since January 1, 2010, any strike, slowdown, work stoppage, lockout or other labor dispute, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company, SLJV or any of their respective Subsidiaries.

(i)                                     The Company, SLJV and each of their respective Subsidiaries are, and at all times since January 1, 2010, have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, leaves of absences, layoffs, and workers’ compensation, in each case, with respect to its Combined Company Employees.  The Company, SLJV and each of their respective Subsidiaries are, and at all times since January 1, 2010, have been, in compliance with all applicable Laws governing the classification of Combined Company Employees, consultants, independent contractors and other service providers as independent contractors and employees and, where applicable, exempt or non-exempt.  None of the Company, SLJV or any of their respective Subsidiaries is delinquent to, or has failed to pay, any of its Combined Company Employees, consultants or independent contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals that would reasonably be expected to result in any liability.

(j)                                    Except as listed in Section 3.12(j) of the Company Disclosure Letter, there are no actions, suits, claims, labor disputes or grievances pending or, to the knowledge of the Company, threatened involving any Combined Company Employee, consultant, contractor or any other non-employee service provider. There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including, but not limited to, discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status) pending or, to the knowledge of the Company, threatened before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Body against the Company, SLJV or any of their respective Subsidiaries pertaining to any Combined Company Employee, consultant, or independent contractor.

Section 3.13                             Environmental Matters.

(a)                                 Except as set forth in Section 3.13 of the Company Disclosure Letter or the environmental assessments made available on the Datasite:  (i) the Company, SLJV and each of their respective Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits currently required under such Environmental Laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property owned or operated by the Company, SLJV or any of their respective Subsidiaries, and, to the knowledge of the Company, no Materials of Environmental Concern were present under any property formerly owned or operated by or from the Company, SLJV or any of their respective Subsidiaries during the period of time any such property was owned or operated by or from the Company, SLJV or any of their respective Subsidiaries, in any event, except under circumstances that are not reasonably likely to result in liability of the Company, SLJV or any of their respective Subsidiaries under any applicable Environmental Law; (iii) none of the Company, SLJV or any of their respective Subsidiaries has received any written notification alleging that it is liable for, or any request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or any similar state statute concerning, any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) none of the Company, SLJV or any of their respective Subsidiaries has received any written claim or complaint, or is presently subject to any Action, relating to noncompliance with any Environmental Laws or any other liabilities arising under, relating to, or pursuant to Environmental Laws (“Environmental Action”), and, to the knowledge of the Company, (x) no Environmental Action has been threatened in writing and (y) there are no facts, circumstances, or conditions that could reasonably be expected to give rise to an Environmental Action.  The Company has made available to MTR on the Datasite true and complete copies of all items identified on Section 3.13 of the Company Disclosure Letter.

(b)                                 Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

Section 3.14                             Taxes.

(a)                                 All Tax Returns required by applicable Law to be filed by or on behalf of the Company, SLJV or any of their respective Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all respects.  There is no outstanding claim in writing by any Governmental Entity where the Company, SLJV or any of their respective Subsidiaries does not file a particular type of Tax Return that it is required to file such Tax Return or may be subject to Tax.

(b)                                 None of the Company, SLJV or any of their respective Subsidiaries is delinquent in the payment of any Tax (including Taxes required to have been withheld by the Company, SLJV or any of their respective Subsidiaries) for which reserves have not been established in accordance with GAAP on the most recent balance sheet included in the Company Audited Financial Statements or the SLJV Audited Financial Statements, as applicable.

(c)                                  No Liens for Taxes exist with respect to any assets or properties of the Company, SLJV or any of their respective Subsidiaries, except for statutory Liens for Taxes not yet delinquent.

(d)                                 There are no proceedings (including assessments of deficiencies, audits or similar reviews) now pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company, SLJV or any of their respective Subsidiaries with respect to any amount of Tax.  None of the Company, SLJV or any of their respective Subsidiaries is subject to any outstanding waiver or extension of the statute of limitations in respect of Taxes.  None of the Company, SLJV or any of their respective Subsidiaries has engaged in a “listed transaction” or “transaction of interest” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(e)                                  To the extent relevant to the Company, the Company, SLJV and each of their respective Subsidiaries are and have been in compliance in all respects with all applicable (i) transfer pricing Laws and (ii) terms and conditions of any Tax exemption, holiday or other similar incentive agreement, arrangement or order granted or issued to the Company, SLJV or any of their respective Subsidiaries.

(f)                                   None of the Company, SLJV or any of their respective Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting for income tax purposes for a taxable period (or portion thereof) ending on or prior to the Closing Date initiated by the Company, SLJV or any of their respective Subsidiaries prior to the Closing Date without the consent of MTR; or (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or other Tax law) executed on or prior to the Closing Date without the consent of MTR.

(g)                                  None of the Company, SLJV or any of their respective Subsidiaries has taken or agreed to take any action nor is the Company aware of any agreement, plan or other circumstance that would prevent the Mergers from qualifying as an exchange within the meaning of Section 351 of the Code.

(h)                                 Notwithstanding anything in this Agreement to the contrary, the representations in this Section 3.14, and the representations pertaining to the Code in Section 3.11, are the only representations in this Agreement with respect to Taxes.

Section 3.15                             Contracts.

(a)                                 Section 3.15 of the Company Disclosure Letter identifies each Contract that constitutes a Company Material Contract (as defined below) (other than Company Material Contracts described in (a)(ii) below), an accurate and complete copy of each of which (other than Company Material Contracts described in (a)(ii) below) has been provided or made available to MTR by the Company on the Datasite.  For purposes of this Agreement, each of the following Contracts that is unexpired and effective as of the date of this Agreement and under which the Company, SLJV or any of their Subsidiaries has ongoing rights or obligations will be deemed to constitute a “Company Material Contract”:

(i)                                               any Contract that, by its terms, requires payments by the Company, SLJV or any of their respective Subsidiaries in excess of $200,000 in the aggregate for remainder of the stated term of such Contract, other than those that are terminable by the Company, SLJV or any of their respective Subsidiaries on no more than ninety (90) days’ notice and without liability or financial obligation to the Company, SLJV or any of their respective Subsidiaries;

(ii)                                            any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in excess of $200,000, other than (A) accounts receivables and payables, and (B) loans to or guarantees for the Company, SLJV or direct or indirect wholly owned Subsidiaries of the Company or SLJV, in each case, in the ordinary course of business consistent with past practice;

(iii)                                         any Contract limiting, in any respect, the freedom of the Company, SLJV or any of their respective Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any material Intellectual Property owned by the Company, SLJV or any of their respective Subsidiaries;

(iv)                                        any Contract pursuant to which the Company, SLJV or any of their respective Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company, SLJV or a Subsidiary thereof) any real property that by the Contract’s terms requires payment or receipt, as the case may be, in excess of $200,000, and any executory Contract for the sale or purchase of any real property;

(v)                                           any Contract with any of the Company’s, SLJV’s or any of their respective Subsidiaries’ officers, directors, employees, principal shareholders or Persons who, to the knowledge of the Company, are controlled thereby, or, to the knowledge of the Company, any member of such Persons’ immediate families, other than any written employment, consulting, management services agreement or other compensation or benefit plan with the Company or SLJV, or the Company’s, SLJV’s or their respective Subsidiaries’ written employee policies and procedures;

(vi)                                        any Contract pursuant to which any third Person is licensed to use any Intellectual Property owned by the Company, SLJV or any of their respective Subsidiaries, and all Contracts pursuant to which the Company or any of its Subsidiaries is licensed to use any Intellectual Property, other than Contracts for commercially available off-the-shelf Software licensed to the Company, SLJV or any of their respective Subsidiaries for an amount not in excess of $200,000 in any case over the term of the applicable Contract; or

(vii)                                     any employment Contract with the Company, SLJV or any of their respective Subsidiaries and any Contract with any labor union.

(b)                                 Each Company Material Contract is valid and in full force and effect, and is enforceable against the Company, SLJV and their respective Subsidiaries (and to the knowledge of the Company is enforceable against each other party thereto) in accordance with its terms, subject to:  (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, except to the extent that they have previously expired in accordance with their terms.

(c)                                  (i) None of the Company, SLJV or their respective Subsidiaries has violated or breached, or committed any default under, any Company Material Contract; (ii) to the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Material Contract; and (iii) none of the Company, SLJV or their respective Subsidiaries has received any written notice or, to the knowledge of the Company, other communication regarding any actual or possible violation or breach of, or default under, any Company Material Contract.

Section 3.16                             Insurance.  (a) The Company, SLJV and each of their respective Subsidiaries maintains insurance policies with insurance carriers against all risks of a character and in such amounts as management has determined to be reasonably prudent, (b) all material insurance policies of the Company, SLJV and their respective Subsidiaries are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, and (c) none of the Company, SLJV or any of their respective Subsidiaries is in breach or default of, and none of the Company, SLJV or any of their respective Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 3.17                             Real Property; Personal Property.

(a)                                 Section 3.17(a) of the Company Disclosure Letter contains a list of each parcel of real property owned by the Company, SLJV and their respective Subsidiaries (the “Company Owned Real Property”), and describes the record owner thereof as of the date hereof.  The Company has made available to MTR true and complete copies of the most recent title insurance policies and surveys for the Company Owned Real Property in the possession of the Company or any of its Subsidiaries.  Except as set forth on Section 3.17(a) of the Company Disclosure Letter:

(i)                                               Each of the Company and SLJV (or any Subsidiary, as applicable) has good, valid and marketable title to the Company Owned Real Property, free and clear of any Liens other than Permitted Liens.

(ii)                                            None of the Company, SLJV or any of their respective Subsidiaries has leased or licensed any portion of the Company Owned Real Property.

(iii)                                         None of the Company, SLJV or any of their respective Subsidiaries has since January 1, 2009 received any written notice from any Governmental Entity or other Person asserting a violation or alleged violation of applicable Laws with respect to the Company Owned Real Property.

(iv)                                        None of the Company, SLJV or any of their respective Subsidiaries is currently challenging, pursuing any appeals, or in the process of settling with any Governmental Entity regarding the amount of Taxes on, or the assessed value of, the Company Owned Real Property.

(v)                                           None of the Company, SLJV or any of their respective Subsidiaries has received any written claim asserting adverse possession by any Person with respect to the Company Owned Real Property.

(vi)                                        To the Company’s knowledge, no portion of the Company Owned Real Property is subject to any Action for sale, condemnation, expropriation or taking (by eminent domain or otherwise) by any Governmental Entity, and no such sale, condemnation, expropriation or taking has been proposed or threatened.

(vii)                                     None of the Company, SLJV or any of their respective Subsidiaries is obligated under or a party to, any option, right of first refusal or other contractual obligation to purchase, acquire, sell or dispose of the Company Owned Real Property or any portion thereof or interest therein.

(viii)                                  None of the Company, SLJV or any of their respective Subsidiaries has caused any work or improvements to be performed upon or made to any of the Company Owned Real Property for which there remains outstanding payment obligations of more than $200,000 in the aggregate.

(ix)                                        All certificates of occupancy and, the Company’s knowledge, other permits or approvals legally required with respect to the improvements on any of the Company Owned Real Property and the occupancy and use thereof have been obtained and are currently in effect.

(b)                                 Section 3.17(b) of the Company Disclosure Letter contains a list of each parcel of real property (the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”) subject to a lease, sublease, ground lease, license, use agreement and other agreement establishing the rights and interests with respect to a Company Leased Real Property by the Company, SLJV and their respective Subsidiaries (collectively, the “Company Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses of the premises subject thereto, the date of such Lease and each amendment thereto, and the aggregate annual rent.  The Company has made available to MTR true and complete copies of all Company Leases, including all amendments and agreements thereto, and the Company Leases set forth on Section 3.17(b) of the Company Disclosure Letter constitute the entire agreement between the Company, SLJV or any of their respective Subsidiaries, on the one hand, and each landlord or sublandlord, on the other hand, with respect to the Company Leased Real Property.

(i)                                               The Company Leases are (assuming the due authorization, execution and delivery thereof by the other parties thereto) valid, binding and enforceable with respect to the Company, SLJV or any of their respective Subsidiaries, as applicable, and, to the Company’s knowledge, the other parties thereto, except as such enforcement may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership and other laws of general application affecting the rights and remedies of creditors, and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or Law.  There does not exist (x) under any Lease any material default by the Company, SLJV or any of their respective Subsidiaries or, to the Company’s knowledge, by any other Person, or (y) any event that, with notice or lapse of time or both, would constitute a default by the Company, SLJV or any of their respective Subsidiaries or, to the Company’s knowledge, by any other Person.

(ii)                                            The consummation of the transactions contemplated by this Agreement will not, in connection with such Company Leases, (A) impose any penalty or additional fee upon the Company, SLJV or any of their respective Subsidiaries or the Company as the surviving limited liability company and as successor in interest to the Company, or (B) cause a breach or default with respect to any Lease.

(iii)                                         The Company, SLJV or any of their respective Subsidiaries is the holder of the tenant’s interest under each of the Company Leases and none of the Company, SLJV or any of their respective Subsidiaries has assigned the Company Leases or subleased all or any portion of the premises leased thereunder.  None of the Company, SLJV or any of their respective Subsidiaries has made any alterations, additions or improvements to the premises leased under the Company Leases that are expressly required to be removed pursuant to the applicable Lease at the termination of the applicable Lease term.

(c)                                  All improvements on the Company Real Property owned by, leased to, or used by the Company, SLJV or any of their respective Subsidiaries (i) to the knowledge of the Company substantially conform to all applicable state and local Laws, including zoning and building ordinances and health and safety ordinances, and to the knowledge of the Company, such Company Real Property is zoned for the various purposes for which the Company Real Property and improvements thereon are presently being used, (ii) are in good repair (ordinary wear and tear excepted) and are suitable for the use presently being made of such improvements by the Company and (iii) together with all Company Real Property and other tangible personal property and assets owned, leased and used by the Company, SLJV or any of their respective Subsidiaries, are adequate and sufficient for the operation of the business of the Company as presently conducted.

(d)                                 The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased, or used by the Company, SLJV or any of their respective Subsidiaries are (i) to the knowledge of the Company, in good operating condition, subject to normal wear and tear, (ii) are reasonably fit and usable for the purposes for which they are being used, and (iii) comply in all respects with, and are being operated and otherwise used in compliance with, all applicable Laws.

(e)                                  Each of the Company, SLJV and their respective Subsidiaries owns and has good and valid title to all of their respective owned tangible personal property and assets, good and merchantable title to the Vessel, and has valid leasehold interests in all of its leased properties and assets, used or held for use in their respective businesses as currently conducted, free and clear of all Liens (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which do not affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the owned tangible personal property, the Vessel and the leased property.  The Vessel is currently documented with, and has current and valid certificate of inspection issued by, the United Stated Coast Guard.  Section 3.17(e) of the Company Disclosure Letter is a full and complete list of all reports, studies and related documentation produced or delivered at the direction of the Company to any third party since January 1, 2011 relating to the physical condition of the Vessel and the improvements thereto and compliance with all Laws with respect thereto, and the Company has made available true, correct and complete copies of such reports, studies and related documentation to MTR.  The Vessel is in sufficient condition and repair and is adequate for the use, occupancy and operation of the business of the Company and Eldorado Casino Shreveport Joint Venture, a Louisiana general partnership and a wholly-owned Subsidiary of the Company, conducted thereat.  To the Company’s knowledge, the improvements situated on the Vessel are free from structural defects and violations of Laws applicable thereto.  No representation is made under this Section 3.17 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.18.

Section 3.18                             Intellectual Property.

(a)                                 Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list of all Company Registered IP.  To the knowledge of the Company, no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and no such action is or has been threatened with respect to any of the Company Registered IP.  All Company Registered IP is solely and exclusively owned by the Company, SLJV or one of their respective Subsidiaries free and clear of all Liens, and none of the Company, SLJV or any of their respective Subsidiaries has received any written notice or claim challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.

(b)                                 Each of the Company, SLJV and their respective Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets of the Company, SLJV and their respective Subsidiaries, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

(c)                                  To the knowledge of the Company, the business of the Company, SLJV and their respective Subsidiaries as currently conducted does not infringe or misappropriate, in a manner that would reasonably be expected to have, individually or in the aggregate, any effect on any Intellectual Property Rights of any third Person.  None of the Company, SLJV or any of their respective Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring or has occurred, which notice or claim remains pending or unresolved and that would reasonably be expected to have, individually or in the aggregate, any effect on any Intellectual Property Rights of any third Person.  None of the Company, SLJV or any of their respective Subsidiaries has issued any notice or claim since January 1, 2010 that a third Person is misappropriating or infringing any Owned Company Intellectual Property and no Owned Company Intellectual Property is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any use or licensing thereof by the Company, SLJV or any of their respective Subsidiaries.

(d)                                 The Company, SLJV or their respective Subsidiaries solely and exclusively own all right, title and interest in and to (including the sole right to enforce) the Owned Company Intellectual Property, free and clear of all Liens, and have not granted any license, covenant, release, immunity or other right with respect to any Owned Company Intellectual Property to any Person other than non-exclusive licenses granted in the ordinary course of business in connection with marketing and promotional activities.  All of the Company

Intellectual Property that is necessary to the business or operations of the Company, SLJV and their respective Subsidiaries, and that is not Owned Company Intellectual Property (the “Licensed Company Intellectual Property”) is duly and validly licensed to the Company, SLJV or their respective Subsidiaries pursuant to a valid and enforceable contract.  For avoidance of doubt, the preceding sentence does not constitute a representation or warranty with respect to non-infringement of Patents of any third Person, which is addressed separately in Section 3.18(c).  Following the Closing, the Company as the surviving limited liability company will own or have, and will be permitted to exercise, the same rights that the Company, SLJV and their respective Subsidiaries had immediately prior to the Closing with respect to Intellectual Property and Intellectual Property Rights (other than off-the-shelf computer programs) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company, SLJV or their respective Subsidiaries would otherwise have been required to pay had this Agreement not been entered into and the transactions not occurred.

(e)                                  To the knowledge of the Company, each of the Company, SLJV and their respective Subsidiaries has (i) complied in all respects with its respective privacy policies and all applicable Laws relating to privacy and data security, including with respect to the collection, storage, transmission, transfer, disclosure, and use of Personal Information; and (ii) implemented and maintained a data security plan which maintains effective and commercially reasonable administrative, technical and physical safeguards to protect Personal Information against loss, damage, and unauthorized access, use, modification, or other misuse.  To the knowledge of the Company, there has been no loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of by the Company, SLJV or any of their respective Subsidiaries.  To the knowledge of the Company, since January 1, 2009, no Person (including any Governmental Entity) has made any claim or commenced any action with respect to loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of any of the Company, SLJV or their respective Subsidiaries.  None of the execution, delivery, or performance of this Agreement or the consummation of the Mergers or other transactions contemplated herein will or reasonably would be expected to result in any material violation of any privacy policy of the Company, SLJV and their respective Subsidiaries or any applicable Law pertaining to privacy, data security, or Personal Information.

Section 3.19                             State Takeover Statutes.  None of the requirements or restrictions of any “fair price,” “moratorium,” “acquisition of controlling interest,” “combinations with interested stockholders” or similar anti-takeover Law (collectively, the “Takeover Laws”) enacted in any state in the United States applies to this Agreement or to any of the transactions contemplated hereby, including the Mergers.

Section 3.20                             Affiliate Transactions.  Except for directors’ and employment-related Company Material Contracts identified in Section 3.15 of the Company Disclosure Letter, as of the date hereof, no executive officer or director of the Company is a party to any Company Material Contract with or binding upon the Company, SLJV or any of their respective Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company, SLJV or any of their respective Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months.

Section 3.21                             Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, SLJV or any of their respective Subsidiaries.

Section 3.22                             Licensability.  None of the Company, SLJV any of their respective Subsidiaries, any of their respective officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of the MTR Entities for a Gaming Approval by a Gaming Authority, or, to the Company’s knowledge, any holders of the Company’s equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing Persons collectively, the “Company Licensing Affiliates”), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority.  The Company, SLJV, their respective Subsidiaries, and each of their respective Company Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Company Licensed Parties”) is in good standing in each of the jurisdictions in which such Company Licensed Party owns, operates, or manages gaming facilities.  To the Company’s knowledge, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Company Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Company Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Mergers.

Section 3.23                             Compliance with Gaming Laws.

(a)                                 Each of the Company Licensed Parties, and to the Company’s knowledge, each of the Company Licensed Parties’ directors, officers, partners, managers, members, key employees and Persons performing management functions similar to those performed by officers, partners, or managers, holds all Gaming Approvals and all such Permits as are necessary to conduct the business and operations of the Company Licensed Parties as currently conducted, each of which is in full force and effect in all respects, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that currently is in effect, the loss of which, either individually or in the aggregate, would be reasonably likely to impair or delay the Closing.  Each of the Company Licensed Parties, and to the knowledge of the Company, each of the Company Licensed Parties’ respective directors, officers, partners, managers, members, key employees and Persons performing management functions similar to those performed by officers, partners, or managers (collectively, “Company Management Principals”), is in compliance with the terms of such Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to impair or delay the Closing.  None of the Company, SLJV or any of their respective Subsidiaries, or any of their respective Company Licensing Affiliates, has received notice of any investigation or review by any Gaming Authority or other Governmental Entity with respect to the Company, SLJV, their respective Subsidiaries, or any of their respective Company Licensing Affiliates or Company Management Principals that is pending, and, to the knowledge of the Company, no investigation or review is threatened, nor has any Gaming Authority or other Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not impair or delay the Closing.

(b)                                 No Company Licensed Party, and no Company Licensing Affiliate or Company Management Principal of any Company Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority or other Governmental Entity in the past three years under, or relating to any violation or possible violation of, any Gaming Law which did or would be reasonably likely to result in an individual fine or penalty of $25,000 or more.  To the knowledge of the Company, there are no facts which if known to any Gaming Authority could reasonably be expected to result in the revocation, limitation or suspension of a Gaming Approval or other license, finding of suitability, registration, permit or approval of the Company Licensed Parties, or any of their respective Company Licensing Affiliates or Company Management Principals.  None of the Company Licensed Parties, and none of their respective Company Licensing Affiliates or Company Management Principals, has suffered a suspension, denial, non-renewal, limitation or revocation of any Permit.

Section 3.24                             Full Disclosure.  No representation or warranty by the Company in this Agreement and no statement contained in the Company Disclosure Letter delivered by the Company prior to the execution of this Agreement or any certificate or other document furnished or to be furnished to MTR pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
MTR ENTITIES

Except as set forth in the disclosure letter delivered by MTR to the Company prior to the execution of this Agreement (the “MTR Disclosure Letter”) (it being agreed that disclosure of any information a particular section or subsection of the MTR Disclosure Letter shall not be deemed disclosure with respect to any other section or subsection of this Agreement), MTR, Parent, Merger Sub A and Merger Sub B, jointly and severally, represent and warrant to the Company as follows:

Section 4.1                                    Organization, Standing and Power.

(a)                                 MTR and each of its Subsidiaries (i) is a limited liability company or corporation, as applicable, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.  Each of those Subsidiaries of MTR identified in Section 4.1(a) of the MTR Disclosure Letter as being dormant does not have any material operations, any material assets, or, to the knowledge of MTR, any material liabilities.

(b)                                 MTR has previously furnished to the Company a true and complete copy of the organizational and governing documents of MTR and each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  Neither MTR nor any of its Subsidiaries is in violation of any provision of its organizational or governing documents.

Section 4.2                                    Authority.  Each MTR Entity has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the MTR Entities and the consummation by the MTR Entities of the transactions contemplated hereby have been duly authorized by the Boards of Directors of each MTR Entity, and no other corporate proceedings on the part of any MTR Entity are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Mergers to the filing of the Company Articles of Merger with the Nevada Secretary of State as required by the NRS and the filing of the MTR Certificate of Merger with the Delaware Secretary of State as required by the DGCL.  This Agreement has been duly executed and delivered by each MTR Entity and, assuming the due authorization, execution and delivery by the Company and the Member Representative, constitutes a valid and binding obligation of each MTR Entity, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3                                    No Conflict; Consents and Approvals.

(a)                                 The execution, delivery and performance of this Agreement by the MTR Entities, and the consummation by the MTR Entities of the transactions contemplated hereby, do not and will not (i) conflict with or violate the organizational or governing documents of any MTR Entity, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to MTR or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, result in the creation or imposition of any Lien or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which MTR or any of its Subsidiaries is a party or by which MTR or any of its Subsidiaries or any of their respective properties are bound.

(b)                                 The execution, delivery and performance of this Agreement by the MTR Entities, and the consummation by the MTR Entities of the transactions contemplated hereby, do not and will not require the MTR Entities to obtain any consent, approval, authorization or permit of, action by, or to make filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” Laws, (ii) the filings required under the HSR Act, (iii) such filings and other action as are necessary to obtain all required Gaming Approvals, (iv) such filings as necessary to comply with the applicable requirements of Nasdaq, (v) the filing with the Nevada Secretary of State of the

Company Articles of Merger as required by the NRS and the filing with the Delaware Secretary of State of the MTR Certificate of Merger as required by the DGCL, (vi) any consent required under the MTR Credit Agreement or the MTR Senior Indenture, and (vii) any such consent, approval, authorization, permit, action, filing or notification.

Section 4.4                                    Certain Information.  None of the information supplied or to be supplied by MTR or any of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) and at the time of the MTR Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the MTR Entities make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Registration Statement.

Section 4.5                                    Litigation.  (a) There is no Action pending or, to the knowledge of MTR, threatened against MTR or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity, (b) no Governmental Entity has since January 1, 2010, challenged or questioned in writing the legal right of MTR or any of its Subsidiaries to conduct its operations as presently or previously conducted, and (c) neither MTR nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.6                                    Ownership and Operations of MTR Entities.

(a)                                 Parent is a wholly owned subsidiary of MTR that was formed solely for the purpose of engaging in the Mergers, and each of Merger Sub A and Merger Sub B is a wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Mergers.  Since the date of their respective incorporation or organization, as applicable, and prior to the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, each of Parent, Merger Sub A and Merger Sub B has not incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.  The duly authorized capital stock of MTR consists of 100,000,000 shares of MTR Common Stock, and as of June 30, 2013, 27,928,641 shares were validly issued and outstanding, fully paid and nonassessable.  The duly authorized capital stock of Parent consists of 100 shares of Parent Common Stock, 50 shares of which are validly issued and outstanding, fully paid and nonassessable.  The duly authorized capital stock of Merger Sub A consists of 100 shares of common stock, par value $0.01 per share, 25 shares of which are validly issued and outstanding, fully paid and nonassessable.  All of the outstanding membership interests of Merger Sub B are validly issued, fully paid and nonassessable.  All of the issued and outstanding shares of capital stock of Parent and Merger Sub A and membership interests of Merger Sub B are, and immediately prior to the Effective Time will be, owned directly or indirectly by MTR.

(b)                                 Section 4.6(b) of the MTR Disclosure Letter sets forth a true and complete list of each Subsidiary of MTR and for each such Subsidiary, its:  state of organization, entity type, and outstanding number and type of membership interests, shares of capital stock, or other equity interests.  Each of the outstanding shares of capital stock of (or other equity interest in) each of MTRs Subsidiaries is (except as provided in such Subsidiary’s operating agreement or comparable governing document) duly authorized, validly issued, fully paid and nonassessable and all such shares are (1) owned by MTR or another wholly-owned Subsidiary of MTR, and (2) free and clear of all Liens of any nature whatsoever, except for those provided in such Subsidiary’s operating agreement or comparable governing document.

(c)                                  As of the date of this Agreement, except as otherwise required by this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of Parent, Merger Sub A or Merger Sub B, (2) securities of Parent, Merger Sub A or Merger Sub B convertible into or exchangeable for shares of capital stock or voting securities of Parent, Merger Sub A or Merger Sub B or (3) options or other rights to acquire from Parent, Merger Sub A or Merger Sub B, and no obligation of Parent, Merger Sub A or Merger Sub B to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, Merger Sub A or Merger Sub B, (B) there are no outstanding obligations of Parent, Merger Sub A or Merger Sub B to repurchase, redeem or otherwise acquire any of its capital stock, voting securities or securities convertible into or exchangeable for its capital stock or voting securities, and (C) there are no options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any of its Subsidiaries to which Parent or any of its Subsidiaries is a party.

Section 4.7                                    SEC Reports; Financial Statements.

(a)                                 MTR has filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2010 (all such forms, reports, statements, certificates and other documents filed since January 1, 2010 and prior to the date hereof, collectively, the “MTR SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment, each of the MTR SEC Documents complied as to form in all respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed.  As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the MTR SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)                                 The audited consolidated financial statements of MTR (including any related notes thereto) included in MTR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all respects the consolidated financial position of MTR and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated.  The unaudited consolidated financial statements of MTR (including any related notes thereto) included in MTR’s Quarterly Reports on Form 10-Q filed with the SEC since December 31, 2012 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all respects the consolidated financial position of MTR and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(c)                                  MTR maintains disclosure controls and procedures (as defined in Rules 13a-15(e), and 15d-15(e) under the Exchange Act) designed to ensure that material information relating to MTR, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of MTR by others within those entities and that all material information required to be disclosed by MTR in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(d)                                 MTR maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals.  MTR’s management has completed an assessment of the effectiveness of MTR’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2012, and such assessment concluded that such controls were effective and MTR’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that MTR maintained effective internal control over financial reporting as of December 31, 2012.  To the knowledge of MTR, since January 1, 2013, none of MTR, its Subsidiaries or MTR’s independent registered accountant has identified or been made aware of:  (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by MTR and its Subsidiaries; (B) any illegal act or fraud related to the operations or business of MTR or its Subsidiaries, whether or not material, that involves MTR’s management; or (C) any claim or allegation regarding any of the foregoing.

(e)                                  As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the MTR SEC Documents.

(f)                                   MTR is in compliance in all respects with the applicable rules, regulations and applicable listing requirements of the NASDAQ Stock Market, and has not since January 1, 2010 received any notice asserting any non-compliance with any of the foregoing.

Section 4.8                                    Vote/Approval Required.  Assuming the presence of a quorum at the MTR Stockholders Meeting, this Agreement will be adopted upon the receipt of the affirmative vote of a majority of the outstanding shares of MTR Common Stock entitled to vote thereon, in person or by proxy, at the MTR Stockholders Meeting (the “MTR Stockholder Approval”).  No other vote or consent of the holders of any class or series of capital stock of MTR is necessary to approve this Agreement or the MTR Merger or the other transactions contemplated hereby.  The vote or consent of MTR as the sole stockholder of Parent and Merger Sub A and the sole member of Merger Sub B (each of which shall have occurred prior to the Effective Time) are the only votes or consents of the holders of any class or series of capital stock of the other MTR Entities necessary to approve this Agreement and the Mergers and the other transactions contemplated hereby.

Section 4.9                                    Brokers.  No broker, investment banker, financial advisor or other Person, other than Macquarie Capital, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the MTR Entities.  MTR has provided to the Company a complete and correct copy of all contracts between MTR and Macquarie Capital pursuant to which Macquarie Capital would be entitled to any payment relating to the Mergers or other transactions contemplated herein or otherwise.

Section 4.10                             Compliance with Laws.  Except with respect to Taxes, ERISA and Environmental Matters (which are the subject of Sections 4.13, 4.14, 4.15, and 4.16, respectively) and Gaming Laws, MTR and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound.  MTR and each of its Subsidiaries are in compliance with all Gaming Laws applicable to them or by which any of their respective properties are bound.  Except with respect to Environmental Laws (which are the subject of Section 4.16), MTR and its Subsidiaries have been and are in compliance with all Permits necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted.  All Permits are in full force and effect.  Neither MTR nor any of its Subsidiaries nor any of their respective directors or officers nor, to MTR’s knowledge, any of their respective employees or agents for or on behalf of MTR or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other applicable Laws or any conventions to which MTR and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

Section 4.11                             Licensability.  None of MTR, any of its Subsidiaries, any of their respective officers, directors, partners, managers, members, principals or Affiliates which may reasonably be considered in the process of determining the suitability of the MTR Entities for a Gaming Approval by a Gaming Authority, or, to MTR’s knowledge, any holders of MTR’s capital stock or other equity interests who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing Persons collectively, the “MTR Licensing Affiliates”), has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority.  MTR, its Subsidiaries, and each of their respective MTR Licensing Affiliates which is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “MTR Licensed Parties”) is in good standing in each of the jurisdictions in which such MTR Licensed Party owns, operates, or manages gaming facilities.  To MTR’s knowledge, there are no facts which, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the MTR Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the MTR Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of the Mergers.

Section 4.12                             Compliance with Gaming Laws.

(a)                                 Each of the MTR Licensed Parties, and to MTR’s knowledge, each of the MTR Licensed Parties’ directors, officers, partners, managers, members, key employees and Persons performing management functions similar to those performed by officers, partners, or managers, holds all Gaming Approvals and all such Permits as are necessary to conduct the business and operations of the MTR Licensed Parties as currently conducted, each of which is in full force and effect in all respects, and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that currently is in effect, the loss of which, either individually or in the aggregate, would be reasonably likely to impair or delay the Closing.  Each of the MTR Licensed Parties, and to the knowledge of MTR, each of the MTR Licensed Parties’ respective directors, officers, partners, managers, members, key employees and Persons performing management functions similar to those performed by officers, partners, or managers (collectively, “MTR Management Principals”), is in compliance with the terms of such Permits, except for such failures to comply which would not, individually or in the aggregate, be reasonably likely to impair or delay the Closing.  No MTR Entity, nor any of their respective MTR Licensing Affiliates, has received notice of any investigation or review by any Gaming Authority or other Governmental Entity with respect to any MTR Entity, or any of their respective MTR Licensing Affiliates or MTR Management Principals that is pending, and, to the knowledge of MTR, no investigation or review is threatened, nor has any Gaming Authority or other Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not impair or delay the Closing.

(b)                                 No MTR Licensed Party, and no MTR Licensing Affiliate or MTR Management Principal of any MTR Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Gaming Authority or other Governmental Entity in the past three years under, or relating to any violation or possible violation of, any Gaming Law which did or would be reasonably likely to result in an individual fine or penalty of $25,000 or more.  To the knowledge of MTR, there are no facts which if known to any Gaming Authority could reasonably be expected to result in the revocation, limitation or suspension of a Gaming Approval or other license, finding of suitability, registration, permit or approval of the Licensed Parties, or any of their respective MTR Licensing Affiliates or MTR Management Principals.  None of the MTR Licensed Parties, and none of their respective MTR Licensing Affiliates or MTR Management Principals, has suffered a suspension, denial, non-renewal, limitation or revocation of any Permit.

Section 4.13                             Taxes.

(a)                                 All Tax Returns required by applicable Law to be filed by or on behalf of MTR or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all respects.  There is no outstanding claim in writing by any Governmental Entity where MTR or any of its Subsidiaries does not file a particular type of Tax Return that it is required to file such Tax Return or may be subject to Tax.

(b)                                 Neither MTR nor any of its Subsidiaries is delinquent in the payment of any Tax (including Taxes required to have been withheld by MTR or any of its Subsidiaries) for which reserves have not been established in accordance with GAAP on the most recent balance sheet included in the MTR SEC Documents.

(c)                                  No Liens for Taxes exist with respect to any assets or properties of MTR or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent.

(d)                                 There are no proceedings (including assessments of deficiencies, audits or similar reviews) now pending or, to the knowledge of MTR, threatened in writing against or with respect to MTR or any of its Subsidiaries with respect to any amount of Tax.  None of MTR or any Subsidiary is subject to any outstanding waiver or extension of the statute of limitations in respect of Taxes.  None of MTR or any of its Subsidiaries has engaged in a “listed transaction” or “transaction of interest” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(e)                                  To the extent relevant to MTR, MTR and each of its Subsidiaries are and have been in compliance in all respects with all applicable (i) transfer pricing Laws and (ii) terms and conditions of any Tax exemption, holiday or other similar incentive agreement, arrangement or order granted or issued to MTR or any of its Subsidiaries.

(f)                                   None of MTR or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting for income tax purposes for a taxable period (or portion thereof) ending on or prior to the Closing Date initiated by MTR or any Subsidiary prior to the Closing Date without the consent of the Company; or (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or other Tax law) executed on or prior to the Closing Date without the consent of the Company.

(g)                                  None of MTR or any of its Subsidiaries has taken or agreed to take any action nor is MTR aware of any agreement, plan or other circumstances that would prevent the Mergers from qualifying as an exchange within the meaning of Section 351 of the Code.

(h)                                 Notwithstanding anything in this Agreement to the contrary, the representations in this Section 4.13, and the representations pertaining to the Code in Section 4.14, are the only representations in this Agreement with respect to Taxes.

Section 4.14                             Benefit Plans.

(a)                                 MTR has provided to the Company a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), “multiemployer plans” (within the meaning of ERISA Section 3(37)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, under which any employee or former employee of MTR or its Subsidiaries has any present or future right to compensation or benefits or MTR or its Subsidiaries has had or has any liability (contingent or otherwise).  All such plans, agreements, programs, policies and arrangements are collectively referred to as the “MTR Plans.”  With respect to each MTR Plan, MTR has furnished or made available to the Company a current, accurate and complete copy thereof and, to the extent applicable:  (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, if applicable, (iii) any summary plan description and other equivalent written communications by MTR or its Subsidiaries to their employees concerning the extent of the benefits provided under a MTR Plan and (iv) if applicable, for the two most recent years the Form 5500 and attached schedules.

(b)                                 With respect to the MTR Plans:

(i)                                               each MTR Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any MTR Plan;

(ii)                                            all contributions required to be made under the terms of any MTR Plan have been timely made;

(iii)                                         each MTR Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the knowledge of MTR, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such MTR Plan;

(iv)                                        no MTR Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code;

(v)                                            no MTR Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA);

(vi)                                        MTR and its Subsidiaries do not maintain any MTR Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and MTR and its Subsidiaries are not

subject to any liability, including additional contributions, fines, penalties or loss of Tax deduction, as a result of such administration and operation;

(vii)                                     no MTR Plan provides, or reflects or represents any liability of any of MTR and its Subsidiaries to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Law, and none of MTR, any Subsidiary or any entity, trade or business, whether or not incorporated, that together with MTR or any Subsidiary, would be deemed an ERISA Affiliate has any liability as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;

(viii)                                  except as set forth in Section 1.12, no MTR Plan provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with another event).  No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any individuals under any MTR Plan will be an “excess parachute payment,” as such term is defined in Section 280G(b)(1) of the Code.  MTR has not taken any action with respect to 2013 annual incentive awards and/or 2014 annual incentive awards that would cause such awards to be nondeductible under Section 162(m) of the Code.  MTR is not obligated to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code;

(ix)                                        each MTR Plan that is a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith reasonable interpretation of the 409A Authorities.  No MTR Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the AJCA, has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities and has not been operated in compliance with the 409A Authorities (except to the extent it would not reasonably be expected to result in a liability); and

(x)                                           there are no Actions, audits or inquiries pending, or, to the knowledge of MTR, threatened (other than routine claims for benefits) against any, or with respect to, any MTR Plan or fiduciary thereto or against the assets of any such MTR Plan.

Section 4.15                             Labor Matters.

(a)                                 MTR has provided to the Company information setting forth, with respect to each any current employee of MTR or any of its Subsidiaries (each, a “MTR Employee”) (including any MTR Employee who is on a leave of absence or on layoff status subject to recall):  (i) the identification number of such MTR Employee; (ii) such MTR Employee’s title or position; (iii) such MTR Employee’s current base salary; and (iv) whether such MTR Employee is classified as exempt or non-exempt.

(b)                                 The employment of each of the MTR Employees is terminable by the respective MTR or Subsidiary, as applicable, at will without any notice or severance obligation or other cost or liability to the respective MTR or Subsidiary.

(c)                                  Each of MTR and its Subsidiaries is in compliance with all applicable visa and work permit requirements with respect to any MTR Employee, consultant, contractor or other non-employee service provider.

(d)                                 Each of MTR and its Subsidiaries is in compliance with all applicable employee licensing requirements and has used its reasonable best efforts to ensure that each MTR Employee, consultant, contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

(e)                                  Each of MTR and its Subsidiaries since January 1, 2010, has complied, and is in compliance, in all respects with all applicable Laws, order, judgment, injunction, rule or decree and Contracts (if any) respecting the WARN Act or any other comparable Law that applies to mass layoffs and/or plant closings to which MTR or any of its Subsidiaries is subject in each of the jurisdictions in which it conducts gaming operations.

(f)                                   (i) As of the date hereof, none of MTR’s or any of its Subsidiaries’ current officers or senior property managers has given MTR or any of its Subsidiaries, as applicable, written notice terminating his or her employment with MTR or such Subsidiary or terminating his or her employment upon a sale of, or business combination relating to, MTR or such Subsidiary; (ii) to the knowledge of MTR, no MTR Employee, consultant, or contractor is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other contract with any Person, or subject to any order, judgment, injunction, rule or decree, which in each case, individually or in the aggregate, would reasonably be expected to have any effect on (A) the performance by such Person of any of his or her duties or responsibilities for MTR or such Subsidiary, or (B) MTR’s or such Subsidiary’s business or operations; and (iii) to the knowledge of MTR, no current MTR Employee, consultant, contractor or any other non-employee service provider is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such MTR Employee, consultant, contractor or any other non-employee service provider to be employed or retained by MTR or such Subsidiary.

(g)                                  Neither MTR nor any of its Subsidiaries is a party to, or is bound by any collective bargaining agreement or union contract with any labor union or labor organization and no collective bargaining agreement is currently being negotiated by MTR or any of its Subsidiaries.  To the knowledge of MTR, since January 1, 2010, there have not been any activities or proceedings of any labor union, MTR Employee or group of MTR Employees of MTR or any of its Subsidiaries to organize any employees including, but not limited to, the solicitation of cards from MTR Employees to authorize representation by any labor union, works council or labor organization or any written or oral demand for recognition.  There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any labor union, works council, employee representatives or other representative bodies in order to consummate the Mergers or other transactions contemplated herein.

(h)                                 There is not now, nor has there been since January 1, 2010, any strike, slowdown, work stoppage, lockout or other labor dispute, or, to the knowledge of MTR, threat thereof, by or with respect to any employees of MTR or any of its Subsidiaries.

(i)                                     MTR and each of its Subsidiaries are, and at all times since January 1, 2010, have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, leaves of absences, layoffs, and workers’ compensation, in each case, with respect to its MTR Employees.  MTR and each of its Subsidiaries are, and at all times since January 1, 2010, have been, in compliance with all applicable Laws governing the classification of MTR Employees, consultants, independent contractors and other service providers as independent contractors and employees and, where applicable, exempt or non-exempt.  Neither MTR, nor any of its Subsidiaries is delinquent to, or has failed to pay, any of its MTR Employees, consultants or independent contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals.

(j)                                    Except as listed in Section 4.15(j) of the MTR Disclosure Letter, there are no actions, suits, claims, labor disputes or grievances pending or, to the knowledge of MTR, threatened involving any MTR Employee, consultant, contractor or any other non-employee service provider.  There are no charges, investigations, administrative proceedings or formal complaints of discrimination (including, but not limited to, discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status) pending or, to the knowledge of MTR, threatened before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Body against MTR pertaining to any MTR Employee, consultant, or independent contractor.

Section 4.16                             Environmental Matters.

(a)                                 Except as set forth in Section 4.16 of the Company Disclosure Letter or the environmental assessments made available on the Datasite:  (i) MTR and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits currently required under such Environmental Laws to operate as they presently operate; (ii) there are no Materials of Environmental Concern at any property owned or operated by MTR or any of its Subsidiaries, and, to the knowledge of the MTR, no Materials of Environmental Concern were present under any property formerly owned or operated by or from MTR or any of its Subsidiaries during the period of time any such property was owned or operated by or from MTR or any of its Subsidiaries, in any event, except under circumstances that are not reasonably likely to result in liability of MTR or any of its Subsidiaries under any applicable Environmental Law; (iii) neither

MTR nor any of its Subsidiaries has received any written notification alleging that it is liable for, or any request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning, any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither MTR nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any Environmental Action, and, to the knowledge of MTR, (x) no Environmental Action has been threatened in writing and (y) there are no facts, circumstances, or conditions that could reasonably be expected to give rise to an Environmental Action.  MTR has made available to the Company on the Datasite true and complete copies of all items identified on Section 4.16 of the MTR Disclosure Letter.

(b)                                 Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.16 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

Section 4.17                             Contracts.

(a)                                 Section 4.17 of the MTR Disclosure Letter identifies each MTR Contract that constitutes a MTR Material Contract (as defined below) (other than MTR Material Contracts described in (a)(ii) below), an accurate and complete copy of each of which (other than MTR Material Contracts described in (a)(ii) below) has been provided or made available to the Company by MTR on the Datasite.  For purposes of this Agreement, each of the following Contracts that is unexpired and effective as of the date of this Agreement and under which MTR or any of its Subsidiaries has ongoing rights or obligations will be deemed to constitute a “MTR Material Contract”:

(i)                                                any Contract that, by its terms, requires payments by MTR or any of its Subsidiaries in excess of $200,000 in the aggregate for remainder of the stated term of such Contract, other than those that are terminable by MTR of any of its Subsidiaries on no more than ninety days’ notice and without liability or financial obligation to MTR or any of its Subsidiaries;

(ii)                                            any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in excess of $200,000, other than (A) accounts receivables and payables, and (B) loans to or guarantees for direct or indirect wholly owned Subsidiaries of MTR, in each case, in the ordinary course of business consistent with past practice;

(iii)                                         any Contract limiting, in any respect, the freedom of MTR or any of its Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any material Intellectual Property owned by MTR or any of its Subsidiaries;

(iv)                                        any Contract pursuant to which MTR or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than MTR or a Subsidiary thereof) any real property that by the Contract’s terms requires payment or receipt, as the case may be, in excess of $200,000, and any executory Contract for the sale or purchase of any real property;

(v)                                           any Contract with any of MTR’s or any of its Subsidiaries’ officers, directors, employees, principal shareholders or Persons who, to the knowledge of MTR, are controlled thereby, or, to the knowledge of MTR, any member of such Persons’ immediate families, other than any written employment, consulting, management services agreement or other compensation or benefit plan with MTR, or MTR’s or its Subsidiaries’ written employee policies and procedures;

(vi)                                        any Contract pursuant to which any third Person is licensed to use any Intellectual Property owned by MTR or any of its Subsidiaries, and all Contracts pursuant to which MTR or any of its Subsidiaries is licensed to use any Intellectual Property, other than Contracts for commercially available off-the-shelf Software licensed to MTR or any of its Subsidiaries for an amount not in excess of $200,000 in any case over the term of the applicable Contract; or

(vii)                                     any employment Contract with MTR or any of its Subsidiaries and any Contract with any labor union.

(b)                                 Each MTR Material Contract is valid and in full force and effect, and is enforceable against MTR and its Subsidiaries (and to the knowledge of MTR is enforceable against each other party thereto) in accordance with its terms, subject to:  (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, except to the extent that they have previously expired in accordance with their terms.

(c)                                  (i) Neither MTR nor its Subsidiaries has violated or breached, or committed any default under, any MTR Material Contract; (ii) to the knowledge of MTR, no other Person has violated or breached, or committed any default under, any MTR Material Contract; and (iii) neither MTR nor its Subsidiaries has received any written notice or, to the knowledge of MTR, other communication regarding any actual or possible violation or breach of, or default under, any MTR Material Contract.

Section 4.18                             Insurance.  (a) MTR and each of its Subsidiaries maintains insurance policies with insurance carriers against all risks of a character and in such amounts as management has determined to be reasonably prudent, (b) all insurance policies of MTR and its Subsidiaries are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect, and (c) neither MTR nor any of its Subsidiaries is in breach or default of, and neither MTR nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 4.19                             Real Property; Personal Property.

(a)                                 Section 4.19(a) of the MTR Disclosure Letter contains a list of each parcel of real property owned by MTR and its Subsidiaries (the “MTR Owned Real Property”), and describes the record owner thereof as of the date hereof.  MTR has made available to the Company true and complete copies of the most recent title insurance policies and surveys for the MTR Owned Real Property in the possession of MTR or any of its Subsidiaries.  Except as set forth on Section 4.19(a) of the MTR Disclosure Letter:

(i)                                               MTR (or any Subsidiary, as applicable) has good, valid and marketable title to the MTR Owned Real Property, free and clear of any Liens other than Permitted Liens.

(ii)                                            None of MTR or any Subsidiary has leased or licensed any portion of the MTR Owned Real Property.

(iii)                                         Neither MTR nor any Subsidiary has since January 1, 2009 received any written notice from any Governmental Entity or other Person asserting a violation or alleged violation of applicable Laws with respect to the MTR Owned Real Property.

(iv)                                        Neither MTR nor any Subsidiary is currently challenging, pursuing any appeals, or in the process of settling with any Governmental Entity regarding the amount of Taxes on, or the assessed value of, the MTR Owned Real Property.

(v)                                           Neither MTR nor any Subsidiary has received any written claim asserting adverse possession by any Person with respect to the MTR Owned Real Property.

(vi)                                        To MTR’s knowledge, no portion of the MTR Owned Real Property is subject to any Action for sale, condemnation, expropriation or taking (by eminent domain or otherwise) by any Governmental Entity, and no such sale, condemnation, expropriation or taking has been proposed or threatened.

(vii)                                     Neither MTR nor any Subsidiary is obligated under or a party to, any option, right of first refusal or other contractual obligation to purchase, acquire, sell or dispose of the MTR Owned Real Property or any portion thereof or interest therein.

(viii)                                  Neither MTR nor any Subsidiary has caused any work or improvements to be performed upon or made to any of the MTR Owned Real Property for which there remains outstanding payment obligations of more than $200,000 in the aggregate.

(ix)                                        All certificates of occupancy and, to MTR’s knowledge, other permits or approvals legally required with respect to the improvements on any of the MTR Owned Real Property and the occupancy and use thereof have been obtained and are currently in effect.

(b)                                 Section 4.19(b) of the MTR Disclosure Letter contains a list of each parcel of real property (the “MTR Leased Real Property” and, together with the MTR Owned Real Property, the “MTR Real Property”) subject to a lease, sublease, ground lease, license, use agreement and other agreement establishing the rights and interests with respect to a MTR Leased Real Property by MTR and its Subsidiaries (collectively, the “MTR Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses of the premises subject thereto, the date of such Lease and each amendment thereto, and the aggregate annual rent.  MTR has made available to the Company true and complete copies of all MTR Leases, including all amendments and agreements thereto, and the MTR Leases set forth on Section 4.19(b) of the MTR Disclosure Letter constitute the entire agreement between MTR or any of its Subsidiaries, on the one hand, and each landlord or sublandlord, on the other hand, with respect to the MTR Leased Real Property.

(i)                                               The MTR Leases are (assuming the due authorization, execution and delivery thereof by the other parties thereto) valid, binding and enforceable with respect to MTR or a Subsidiary, as applicable, and, to MTR’s knowledge, the other parties thereto, except as such enforcement may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership and other laws of general application affecting the rights and remedies of creditors, and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or Law.  There does not exist (x) under any Lease any material default by MTR or any Subsidiary or, to MTR’s knowledge, by any other Person, or (y) any event that, with notice or lapse of time or both, would constitute a default by MTR or any Subsidiary or, to MTR’s knowledge, by any other Person.

(ii)                                            The consummation of the transactions contemplated by this Agreement will not, in connection with such MTR Leases, (A) impose any penalty or additional fee upon MTR or any Subsidiary or MTR as the surviving company and as successor in interest to MTR, or (B) cause a breach or default with respect to any Lease.

(iii)                                         MTR or a Subsidiary is the holder of the tenant’s interest under each of the MTR Leases and neither MTR nor any Subsidiary has assigned the MTR Leases or subleased all or any portion of the premises leased thereunder.  MTR has not made any alterations, additions or improvements to the premises leased under the MTR Leases that are expressly required to be removed pursuant to the applicable Lease at the termination of the applicable Lease term.

(c)                                  All improvements on the MTR Real Property owned by, leased to, or used by MTR (i) to the knowledge of MTR substantially conform to all applicable state and local Laws, including zoning and building ordinances and health and safety ordinances, and to the knowledge of MTR, such MTR Real Property is zoned for the various purposes for which the MTR Real Property and improvements thereon are presently being used, (ii) are in good repair (ordinary wear and tear excepted) and are suitable for the use presently being made of such improvements by MTR and (iii) together with all MTR Real Property and other tangible personal property and assets owned, leased and used by MTR or any of its Subsidiaries, are adequate and sufficient for the operation of the business of MTR as presently conducted.

(d)                                 The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased, or used by MTR or any of its Subsidiaries are (i) to the knowledge of MTR, in good operating condition, subject to normal wear and tear, (ii) are reasonably fit and usable for the purposes for which they are being used, and (iii) comply in all respects with, and are being operated and otherwise used in compliance with, all applicable Laws.

(e)                                  MTR or a Subsidiary of MTR owns and has good and valid title to all of their respective owned tangible personal property and assets and has valid leasehold interests in all of its leased properties and assets, used or held for use in their respective businesses as currently conducted, free and clear of all Liens (except in all cases for those permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which do not affect the continued use of the property for the purposes for which the property is currently being used), assuming the timely discharge of all obligations owing under or related to the tangible personal property and the leased property.  No representation is made under this Section 4.19 with respect to any intellectual property or intellectual property rights, which are the subject of Section 4.20.

(f)                                   None of the Non-Core Land is material to the business or operations of MTR or any of its Subsidiaries.

Section 4.20                             Intellectual Property.

(a)                                 Section 4.20(a) of the MTR Disclosure Letter sets forth a true and complete list of all MTR Registered IP.  To the knowledge of MTR, no MTR Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and no such action is or has been threatened with respect to any of the MTR Registered IP.  All MTR Registered IP is solely and exclusively owned by MTR or one of its Subsidiaries free and clear of all Liens, and neither MTR nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any MTR Registered IP that remains pending or unresolved.

(b)                                 MTR and each of its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets of MTR and its Subsidiaries, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

(c)                                  To the knowledge of MTR, the business of MTR and its Subsidiaries as currently conducted does not infringe or misappropriate, in a manner that would reasonably be expected to have, individually or in the aggregate, any effect on any Intellectual Property Rights of any third Person.  Neither MTR nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring or has occurred, which notice or claim remains pending or unresolved and that would reasonably be expected to have, individually or in the aggregate, any effect on any Intellectual Property Rights of any third Person.  Neither MTR nor any of its Subsidiaries has issued any notice or claim since January 1, 2010 that a third Person is misappropriating or infringing any Owned MTR Intellectual Property and no Owned MTR Intellectual Property is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any use or licensing thereof by MTR or any of its Subsidiaries.

(d)                                 MTR or its Subsidiaries solely and exclusively own all right, title and interest in and to (including the sole right to enforce) the Owned MTR Intellectual Property, free and clear of all Liens, and have not granted any license, covenant, release, immunity or other right with respect to any Owned MTR Intellectual Property to any Person other than non-exclusive licenses granted in the ordinary course of business in connection with marketing and promotional activities.  All of the MTR Intellectual Property that is necessary to the business or operations of MTR and its Subsidiaries, taken as a whole, and that is not Owned MTR Intellectual Property (the “Licensed MTR Intellectual Property”) is duly and validly licensed to MTR or its Subsidiaries pursuant to a valid and enforceable contract.  For avoidance of doubt, the preceding sentence does not constitute a representation or warranty with respect to non-infringement of Patents of any third Person, which is addressed separately in Section 4.20(c).  Following the Closing, MTR as the surviving corporation will own or have, and will be permitted to exercise, the same rights that MTR and its Subsidiaries had immediately prior to the Closing with respect to Intellectual Property and Intellectual Property Rights (other than off-the-shelf computer programs) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which MTR or its Subsidiaries would otherwise have been required to pay had this Agreement not been entered into and the transactions not occurred.

(e)                                  To the knowledge of MTR, MTR and each Subsidiary has (i) complied in all respects with its respective privacy policies and all applicable Laws relating to privacy and data security, including with respect to the collection, storage, transmission, transfer, disclosure, and use of Personal Information; and (ii) implemented and maintained a data security plan which maintains effective and commercially reasonable administrative, technical and physical safeguards to protect Personal Information against loss, damage, and unauthorized access, use, modification, or other misuse.  To the knowledge of MTR, there has been no loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of by MTR or any of its Subsidiaries.  To the knowledge of MTR, since January 1, 2009, no Person (including any Governmental Entity) has made any claim or commenced any action with respect to loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained by or on behalf of any of MTR or its Subsidiaries.  None of the execution, delivery, or performance of this Agreement or the consummation of the Mergers or other transactions contemplated herein will or reasonably would be expected to result in any violation of any privacy policy of MTR and its Subsidiaries or any applicable Law pertaining to privacy, data security, or Personal Information.

Section 4.21                             Affiliate Transactions.  Except for directors’ and employment-related MTR Material Contracts identified in Section 4.17 of the MTR Disclosure Letter, as of the date hereof, no executive officer or director of MTR is a party to any MTR Material Contract with or binding upon MTR or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by MTR or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last twelve (12) months.

Section 4.22                             State Takeover Statutes.  None of the requirements or restrictions of any Takeover Laws enacted in any state in the United States applies to this Agreement or to any of the transactions contemplated hereby, including the Mergers.

Section 4.23                             No Undisclosed Liabilities.  Neither MTR nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether or not required by GAAP to be reflected on a consolidated balance sheet of MTR and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in MTR’s consolidated balance sheet on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC (b) incurred in the ordinary course of business since the date of such balance sheet, (c) which have been discharged or paid in full prior to the date of this Agreement or (d) incurred pursuant to the transactions contemplated by this Agreement.  Since January 1, 2013, neither MTR nor any of its Subsidiaries has entered into any off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships with other Persons, that may have a current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of MTR and its Subsidiaries.

Section 4.24                             Absence of Certain Changes or Events.  Since January 1, 2013 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of MTR and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Material Adverse Effect.

Section 4.25                             Full Disclosure.  No representation or warranty by the MTR Entities in this Agreement and no statement contained in the MTR Disclosure Letter delivered by MTR prior to the execution of this Agreement or any certificate or other document furnished or to be furnished to the Company pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE V
COVENANTS

Section 5.1                                    Conduct of Business of the Company Pending the Mergers.

(a)                                 The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required or permitted by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) to the extent MTR shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each of its Subsidiaries, to use reasonable best efforts to conduct its business in the ordinary course of business and to preserve substantially intact its business organization (including maintaining its material assets and preserving its material present relationships with suppliers, Governmental Entities, creditors, lessors and other Persons with which it has material business relations to the extent necessary therefor); provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b)                                 Between the date of this Agreement and the Effective Time, except (w) as required or permitted by this Agreement, (x) as disclosed in Section 5.1 of the Company Disclosure Letter, (y) as required by applicable Law, or (z) to the extent MTR shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), neither the Company nor any of its Subsidiaries shall:

(i)                                               amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

(ii)                                            issue, deliver, sell, pledge, dispose of or encumber any shares of its capital stock, or grant to any Person any right to acquire any shares of its capital stock;

(iii)                                         declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except (x) for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries, (y) as permitted by Section 5.16, or (z) for any tax distributions required to be paid by the Company pursuant to the Company Operating Agreement);

(iv)                                        adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of the Company, or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(v)                                           (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or substantially all of the assets of any of the foregoing, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; or (B) except as permitted in accordance with Section 5.1 of the Company Disclosure Letter, sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts and sales of real estate or other assets having an aggregate fair value not in excess of $100,000;

(vi)                                        other than in the ordinary course of business, enter into, materially amend or terminate any Company Material Contract;

(vii)                                     commit to any material new capital expenditures except to the extent reflected in the Company’s capital expenditure budget set forth on Section 5.1(b)(vii) of the Company Disclosure Letter;

(viii)                                  (A) other than the extension of credit to customers in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), or (B) incur any indebtedness for borrowed money or issue any debt securities, other than the incurrence of indebtedness in the ordinary course of business under the Company’s existing credit facilities, which aggregate amount outstanding under the Company’s existing credit facilities shall in no event exceed the limitations set forth in the Existing Credit Agreement as of the date hereof, or redeem or repurchase any indebtedness for borrowed money; provided, however, that, for the avoidance of doubt, amounts under the Company’s existing credit facilities may be repaid and/or re-borrowed provided the above amount is not exceeded.

(ix)                                        except to the extent required by applicable Law, any arrangement approved or in effect as of the date hereof (and described in Section 5.1(b)(ix) of the Company Disclosure Letter), as contemplated by Section 5.8, or as required to comply with The Patient Protection and Affordable Care Act and Health Care and Education Reform Act, (A) increase or commit to increase the compensation or benefits of any employee of the Company, other than in the ordinary course of business consistent with past practice, (B) increase or commit to increase the compensation or benefits of any director, officer, agent or independent contractor of the Company with the title of vice president or above, (C) amend or adopt any compensation or benefit plan including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan (other than any such adoption or amendment that does not increase the cost to the Company or any of its Subsidiaries of maintaining the applicable compensation or benefit plan) with or for the benefit of its employees or directors, (D) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation or (E) enter into any collective bargaining agreement or similar agreement with respect to the Company or any Subsidiary of the Company or any employees of the Company and its Subsidiaries;

(x)                                           implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in Law or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)                                        change any material Tax election, change any material Tax accounting method, file any material amended Tax Return or surrender any right to claim a material refund of Taxes (other than by the passage of time);

(xii)                                     compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business;

(xiii)                                  enter into any line of business in any geographic area, other than the current lines of business of the Company and its Subsidiaries and in the geographic areas where they are conducted as of the date hereof, or engage in the conduct of business that would require the receipt of any additional consents or approvals of a Governmental Entity in connection with the consummation of the Mergers and the transactions contemplated hereby;

(xiv)                                 (A) grant to any director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in compensation, bonus or other benefits except (w) increases in connection with promotions in the ordinary course of business, (x) increases in base salaries in accordance with past practices, year in aggregate, (y) bonus amounts determined in accordance with existing bonus plans, policies, agreements or arrangements listed on Section 5.1(b)(xiv)(A) of the Company Disclosure Letter with such targets as the Company Board or compensation committee thereof may determine or modify from time to time, or (z) for any bonus or incentive plan adopted for services performed entirely on or after January 1, 2014, such bonus shall be in such form consistent with past practice, with such amounts and targets as the Company Board or compensation committee thereof may determine, with any increases in the ordinary course of business or may be required pursuant to the terms of any bonus plans, policies, agreements or arrangements listed on Section 5.1(b)(xiv)(A) of the Company Disclosure Letter, (B) grant to any such director, officer, employee or consultant of the Company or any of its Subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, in each case except in connection with actual termination of any such Person to the extent required under applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 5.1(b)(xiv)(B) of the Company Disclosure Letter, (C) establish, adopt, enter into or amend any Company Plan (other than offer letters that contemplate “at will” employment) or collective bargaining agreement, (D) except as required pursuant to applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 5.1(b)(xiv)(D) of the Company Disclosure Letter, take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan or (E) make any Person (after the date of this Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement;

(xv)                                    sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, including any transfer that would constitute the formation of a “real estate investment trust” or any other corporate structure that creates an “opco” and “propco” structure, other than dispositions that in the aggregate do not exceed One Hundred Thousand Dollars ($100,000.00); or

(xvi)                                 agree to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xiv).

Section 5.2                                    Conduct of Business of MTR Entities Pending the Mergers.

(a)                                 MTR covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required or permitted by this Agreement, (ii) as disclosed in Section 5.2 of the MTR Disclosure Letter, (iii) as required by applicable Law or (iv) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), MTR shall, and shall cause each of its Subsidiaries, to use reasonable best efforts to conduct its business in the ordinary course of business and to preserve substantially intact its business organization (including maintaining its material assets and preserving its material present relationships with suppliers, Governmental Entities, creditors, lessors and other Persons with which it has material business relations to the extent necessary therefor); provided, however, that no action by MTR or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.2(b).

(b)                                 Between the date of this Agreement and the Effective Time, except (w) as required or permitted by this Agreement, (x) as disclosed in Section 5.2 of the MTR Disclosure Letter, (y) as required by applicable Law, or (z) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned, or delayed), neither MTR nor any of its Subsidiaries shall:

(i)                                               amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

(ii)                                            issue, deliver, sell, pledge, dispose of or encumber any shares of its capital stock, or grant to any Person any right to acquire any shares of its capital stock except (A) pursuant to the exercise of MTR Stock Options or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments, (B) quarterly grants of MTR Stock Options (and issuances of shares of MTR Common Stock pursuant thereto), MTR Restricted Shares or MTR RSUs (and issuances of shares of MTR Common Stock pursuant thereto), in each case, for employee promotions and new employee hires, in each case, to employees of MTR below the level of senior vice president or to employees of MTR’s Subsidiaries, in each case that are made in the ordinary course of business consistent with past practice; provided, however, no such grants of MTR Stock Options, MTR Restricted Shares or MTR RSUs shall provide for accelerated vesting upon a change of control of MTR (including upon consummation of the Mergers), unless (i) such acceleration is limited to only those awards that would have vested on or before the first anniversary of the applicable grant date or (ii) such grants are made pursuant to written employment agreements entered into, or offer letters made and accepted in writing, in each case, on or prior to the date of this Agreement, forms of which have been made available on the Datasite, (C) the annual grant of MTR Stock Options, MTR Restricted Shares or MTR RSUs to directors of MTR; provided, that any such grant to a director shall be for annual compensation for services on the MTR Board and shall be consistent with the annual grant to directors for MTR’s fiscal year ended December 31, 2013 as described in MTR’s definitive proxy statement for its annual meeting stockholders held on June 11, 2013, or (D) the annual grant of MTR Stock Options, MTR Restricted Shares or MTR RSUs to employees of MTR and its Subsidiaries in the ordinary course of business consistent with past practice;

(iii)                                         declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of MTR to MTR or to other Subsidiaries);

(iv)                                        adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of MTR (except in connection with cashless exercises or similar transactions pursuant to the exercise of MTR Stock Options or settlement (including settlement of Tax withholding obligations) of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(v)                                           (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or substantially all of the assets of any of the foregoing, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; or (B) except as permitted in accordance with Section 5.2 of the MTR Disclosure Letter, sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts and sales of real estate or other assets having an aggregate fair value not in excess of $100,000;

(vi)                                        other than in the ordinary course of business, enter into, materially amend or terminate any MTR Material Contract;

(vii)                                     commit to any material new capital expenditures except to the extent reflected in MTR’s capital expenditure budget set forth on Section 5.2(b)(vii) of the MTR Disclosure Letter;

(viii)                                  (A) other than the extension of credit to customers in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of MTR), or (B) incur any indebtedness for borrowed money or issue any debt securities, other than the incurrence of indebtedness in the ordinary course of business under MTR’s existing credit facilities, which aggregate amount outstanding under MTR’s existing credit facilities shall in no event exceed the limitations set forth in the MTR Credit Agreement as of the date hereof, or redeem or repurchase any indebtedness for borrowed money; provided, however, that, for the avoidance of doubt, amounts under MTR’s existing credit facilities may be repaid and/or re-borrowed provided the above amount is not exceeded;

(ix)                                         except to the extent required by applicable Law, any arrangement approved or in effect as of the date hereof (and described in Section 5.2(b)(ix) of the MTR Disclosure Letter), as contemplated by Section 5.8, or as required to comply with The Patient Protection and Affordable Care Act and Health Care and Education Reform Act, (A) increase or commit to increase the compensation or benefits of any employee of MTR, other than in the ordinary course of business consistent with past practice, (B) increase or commit to increase the compensation or benefits of any director, officer, agent or independent contractor of MTR with the title of vice president or above, (C) amend or adopt any compensation or benefit plan including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan (other than any such adoption or amendment that does not increase the cost to MTR or any of its Subsidiaries of maintaining the applicable compensation or benefit plan) with or for the benefit of its employees or directors, (D) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation or (E) enter into any collective bargaining agreement or similar agreement with respect to MTR or any Subsidiary of MTR or any employees of MTR and its Subsidiaries;

(x)                                           implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in Law or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)                                        change any material Tax election, change any material Tax accounting method, file any material amended Tax Return or surrender any right to claim a material refund of Taxes (other than by the passage of time);

(xii)                                     compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business;

(xiii)                                  enter into any line of business in any geographic area, other than the current lines of business of MTR and its Subsidiaries and in the geographic areas where they are conducted as of the date hereof, or engage in the conduct of business that would require the receipt of any additional consents or approvals of a Governmental Entity in connection with the consummation of the Mergers and the transactions contemplated hereby;

(xiv)                                 except as required pursuant to the terms of the MTR Notes, repurchase or acquire any MTR Notes individually at prices not to exceed 100% of par value of such MTR Note and that, in the aggregate, do not exceed a purchase price of Twenty Million Dollars ($20,000,000.00);

(xv)                                    (A) grant to any director, officer, employee or consultant of MTR or any of its Subsidiaries any increase in compensation, bonus or other benefits except (w) increases in connection with promotions in the ordinary course of business, (x) increases in base salaries in accordance with past practices, (y) bonus amounts determined in accordance with existing bonus plans, policies, agreements or arrangements listed on Section 5.2(b)(xv)(A) of the MTR Disclosure Letter with such targets as the MTR Board or compensation committee thereof may determine or modify from time to time, or (z) for any bonus or incentive plan adopted for services performed entirely on or after January 1, 2014, such bonus shall be in such form consistent with past practice, with such amounts and targets as the MTR Board or compensation committee thereof may determine, with any increases in the ordinary course of business or may be required pursuant to the terms of any bonus plans, policies, agreements or arrangements listed on Section 5.2(b)(xv)(A) of the MTR Disclosure Letter, (B) grant to any such director, officer, employee or consultant of MTR or any of its Subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, in each case except in connection with actual termination of any such Person to the extent required under applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 5.2(b)(xv)(B) of the MTR Disclosure Letter, (C) establish, adopt, enter into or amend any MTR Plan (other than offer letters that contemplate “at will” employment) or collective bargaining agreement, (D) except as required pursuant to applicable Laws or the existing plans, policies, agreements or arrangements listed on Section 5.2(b)(xv)(D) of the MTR Disclosure Letter, take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any MTR Plan or (E) make any Person (after the date of this Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement;

(xvi)                                 sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, including any transfer that would constitute the formation of a “real estate investment trust” or any other corporate structure that creates an “opco” and “propco” structure, other than dispositions that in the aggregate do not exceed One Hundred Thousand

Dollars ($100,000.00); provided, however, that dispositions pursuant to Section 5.22 shall not be counted toward such threshold; or

(xvii)                              agree to take any of the actions described in Sections 5.2(b)(i) through 5.2(b)(xvi).

Section 5.3                                    No Control of Other Party’s Business.  Nothing contained in this Agreement shall give any of the MTR Entities, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct MTR’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and MTR shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4                                    Acquisition Proposals.

(a)                                 Except as set forth in this Section 5.4, from and after the date of this Agreement, MTR agrees that neither it nor any of its Subsidiaries shall, and that it shall not authorize or permit its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney, accountant or other advisor retained by MTR or any of its Subsidiaries (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal, (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to MTR or any of its Subsidiaries in connection with, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal or (iv) approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal; provided, however, it is understood and agreed that any determination or action by the MTR Board permitted under Section 5.4(b) or (c) or Section 7.1(d)(ii) shall not be deemed to be a breach of this Section 5.4(a).  MTR agrees that it will immediately cease and cause to be terminated, and cause its Representatives to cease and cause to be terminated, any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.  MTR agrees that any violation of the foregoing restrictions by any of MTR’s Subsidiaries or any Representative of MTR or any MTR Subsidiary will be a breach of this Section 5.4(a) by MTR.  MTR agrees that in the event it releases any Person from, or amends or waives any provision of, any confidentiality, “standstill,” non-solicitation or similar agreement to which MTR is or becomes a party or under which MTR has or acquires any rights, it shall release the Company and Subsidiaries and Representatives of Company from, and/or shall waive, all such parallel or analogous provisions of the Confidentiality Agreement.  MTR also will promptly request each Person that has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Proposal to return or destroy in accordance with the terms of such confidentiality agreement all confidential information heretofore furnished to such Person by or on behalf of MTR.

(b)                                 Notwithstanding anything to the contrary in Section 5.4(a), at any time after the date of this Agreement and prior to obtaining the MTR Stockholder Approval, MTR may, in response to an unsolicited bona fide written Acquisition Proposal that did not result from a breach of Section 5.4(a) and that the MTR Board determines, in its good faith judgment (after consultation with its outside legal counsel and its financial advisor) constitutes or may reasonably be expected to lead to a Superior Proposal, and subject to complying with Section 5.4(d), (i) furnish information with respect to MTR and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement on terms no less restrictive to such Person than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for MTR to be able to comply with its obligations under this Agreement); provided, however, that MTR shall provide or make available to the Company any material non-public information concerning MTR or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously provided or made available to the Company; and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, further, that the MTR Board or any committee thereof may take the actions described in subsections (i) and (ii) above only if the MTR Board or any committee thereof determines in its good faith judgment (after consultation with its outside legal counsel and its financial advisor) that the failure to take such action would reasonably be expected to breach its fiduciary duties under applicable Law.

(c)                                  Except as set forth in this Section 5.4(c), until the termination of this Agreement in accordance with the terms hereof, neither the MTR Board nor any committee thereof shall:  (i) (A) fail to make or withdraw, modify or amend or publicly propose to withdraw, modify or amend, in any manner adverse to the Company or Merger Sub, its recommendation of this Agreement or the MTR Merger (the “MTR Board Recommendation”), (B) fail to make a statement in opposition and recommend to MTR’s stockholders rejection of a tender or exchange offer for MTR’s securities initiated by a third party pursuant to Rule 14e-2 promulgated under the Securities Act within ten Business Days after such tender or exchange offer shall have been announced or commenced by such third party, or (C) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of the foregoing in clauses (A)-(C), an “Adverse Recommendation Change”), or (ii) adopt or recommend, or publicly propose to adopt or recommend, or allow MTR or any MTR Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.4(b)) (any of the foregoing, an “Acquisition Agreement”).  Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the MTR Stockholder Approval, the MTR Board may:

(I)                                         in response to a bona fide unsolicited written Acquisition Proposal that was made after the date hereof, that did not result from a breach of this Section 5.4, and that the MTR Board determines in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a Superior Proposal (x) make an Adverse Recommendation Change if the MTR Board has determined in good faith (after consultation with its outside legal counsel) that, in light of the receipt of such Superior Proposal, the failure to make such Adverse

Recommendation Change would reasonably be expected to breach its fiduciary duties under applicable Law, or (y) cause MTR to terminate this Agreement pursuant to Section 7.1(d)(ii) and (only if MTR shall) concurrently with such termination enter into an Acquisition Agreement if the MTR Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of the receipt of such Superior Proposal, the failure to effect such termination would reasonably be expected to breach its fiduciary duties under applicable Law; provided, however, that MTR shall not be entitled to terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless, prior to or simultaneously with such termination, MTR pays by wire transfer of immediately available funds the MTR Termination Fee in accordance with Section 7.3(b); provided, further, that the MTR Board shall not be entitled to make an Adverse Recommendation Change in respect of any such Superior Proposal or terminate this Agreement pursuant to Section 7.1(d)(ii) in respect of any such Superior Proposal, and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless:

(II)                                   MTR has provided to the Company four Business Days’ prior written notice that it intends to take a such action (a “Notice of Designated Superior Proposal”), which notice shall describe in reasonable detail the terms and conditions of any Superior Proposal (including the identity of the party making such Superior Proposal) that is the basis of the proposed action by the MTR Board (a “Designated Superior Proposal”) and attach the most current form or draft of any written agreement providing for the transaction contemplated by such Designated Superior Proposal and all other contemplated transaction documents (including any agreements with any stockholders, directors or employees) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Designated Superior Proposal, and a new four Business Day period); and

(III)                               at the end of such four Business Day period, such Acquisition Proposal has not been withdrawn and the MTR Board determines in good faith that such Acquisition Proposal continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement agreed to or proposed by the Company in a binding written offer in response to a Notice of Designated Superior Proposal which is capable of being accepted by MTR).

(d)                                 MTR promptly (and in any event within one Business Day) shall advise the Company orally and in writing of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to MTR or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request and attach a copy of any such written Acquisition Proposal, or if such Acquisition Proposal is provided orally to MTR, MTR shall summarize in writing the terms and conditions of such Acquisition Proposal, including the identity of the person making such Acquisition Proposal.  MTR shall keep the Company reasonably and promptly informed in all material respects of the status and details (including any material change or proposed material change to the terms thereof) of any Acquisition Proposal.  MTR shall provide the Company with prior notice of any meeting of the

MTR Board or any committee thereof at which the MTR Board or any committee thereof is expected to consider any Acquisition Proposal or any such inquiry or to consider providing information to any person or group in connection with an Acquisition Proposal or any such inquiry.

(e)                                  Nothing set forth in this Agreement shall prevent MTR or the MTR Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) from making any required disclosure to MTR’s stockholders if, in the good faith judgment of the MTR Board, after consultation with outside legal counsel, failure to disclose such information would reasonably be expected to breach its fiduciary duties under applicable Law; provided, however, that in the case of both clause (i) and clause (ii), any such disclosure, other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) of the Exchange Act, may still be deemed to be an Adverse Recommendation Change pursuant to Section 5.4(c) unless the MTR Board expressly publicly reaffirms the MTR Board Recommendation in such disclosure.

Section 5.5                                    Preparation of Proxy Statement and Registration Statement; MTR Stockholders Meeting.

(a)                                 As promptly as reasonably practicable, but in any event within forty-five (45) days, following the date of this Agreement, MTR shall, with the assistance of the Company, cause Parent to prepare the Registration Statement (in which the Proxy Statement will be included) and file the Registration Statement with the SEC.  MTR Entities and the Company will cooperate with each other in the preparation of the Registration Statement.  Without limiting the generality of the foregoing, each of the Company and Member Representative will furnish to Parent in writing the information relating to it required by the Securities Act and the rules and regulations promulgated thereunder to be set forth in the Registration Statement.  Parent shall use its reasonable best efforts to resolve all SEC comments with respect to the Registration Statement as promptly as practicable after receipt thereof.  The Company, and each MTR Entity will promptly correct any information provided by it for use in the Registration Statement, if and to the extent that it shall have become false or misleading in any material respect prior to the MTR Stockholders Meeting.  Parent and MTR shall cause the Registration Statement, as so corrected, to be filed with the SEC and to be disseminated to its stockholders, in each case, as and to the extent required by applicable federal securities laws.  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement before it is filed with the SEC, and MTR shall give good faith and reasonable consideration to any comments made by the Company or its counsel.  MTR shall promptly notify and provide to the Company and its counsel any comments MTR or its counsel receives from the SEC with respect to the Registration Statement and any request by the SEC for any amendment to the Registration Statement or for additional information.

(b)                                 As promptly as reasonably practicable and, in any event, no later than forty (40) days following the effective time of the Registration Statement (the “SEC Effectiveness Date”), MTR, acting through the MTR Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the MTR Stockholder Approval (the “MTR Stockholders Meeting”) and (ii) except to the extent that the MTR Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(c), include in the Proxy Statement a statement to the effect that the MTR Board (A) has unanimously determined that the MTR Merger and this Agreement are advisable and (B) unanimously recommends that the MTR’s stockholders vote to adopt this Agreement at the MTR Stockholders Meeting; provided, however, that the MTR shall be permitted to delay, postpone or cancel the MTR Stockholders Meeting (but not beyond the Termination Date) if in the good faith judgment of the MTR Board or any committee thereof (after consultation with its legal counsel) the failure to do so would reasonably be expected to breach the MTR Board’s fiduciary duties under applicable Law.

Section 5.6                                    Access to Information; Confidentiality.

(a)                                 From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and Representatives to, afford to MTR reasonable access during normal business hours, consistent with applicable Law, to its officers, key management employees, properties, offices, other facilities and books and records, and shall promptly furnish MTR with all financial, operating and other data and information as MTR shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit MTR or its officers, employees or representatives to conduct any environmental testing or sampling or other invasive testing).  The Company shall furnish to MTR and its Representatives such available financial and operating data, including any Company Unaudited Financial Statements, as MTR may reasonably request.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (iii) otherwise violate any applicable Law, including Gaming Laws.

(b)                                 MTR and each of its Subsidiaries will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to MTR, its Subsidiaries and/or their respective Representatives in connection with the transactions contemplated by this Agreement (including any and all information or documents furnished in accordance with the confidentiality letter agreement, dated October 22, 2012, as amended January 10, 2013, between MTR and Eldorado Resorts, LLC (the “Confidentiality Agreement”)), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(c)                                  From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, MTR shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and Representatives to, afford to the Company reasonable access during normal business hours, consistent with applicable Law, to its officers, key management employees, properties, offices, other facilities and books and records, and shall promptly furnish the Company with all financial, operating and other data and information as the Company shall reasonably request in writing (it being agreed, however, that the foregoing shall not permit the Company or its officers, employees or representatives to conduct any environmental testing or sampling or other invasive testing).  MTR shall furnish to the Company and its Representatives such available financial and operating data as the Company may reasonably request.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of MTR or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of MTR or its Subsidiaries of their normal duties.  Neither MTR nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by MTR or (iii) otherwise violate any applicable Law, including Gaming Laws.

(d)                                 The Company and each of its Subsidiaries will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning MTR and its Subsidiaries furnished to the Company, its Subsidiaries and/or their respective Representatives in connection with the transactions contemplated by this Agreement (including any and all information or documents furnished in accordance with the Confidentiality Agreement), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 5.7                                    Regulatory Approvals.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law and under any applicable Gaming Law) to consummate the transactions contemplated by this Agreement at the earliest practicable date, including:  (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Mergers and the taking of such actions as are necessary to obtain any requisite expiration or termination of any applicable waiting period under the HSR Act; (ii) taking the steps necessary or desirable to obtain all consents, approvals (including Gaming Approvals) or actions of, make all filings with and give all notices to any Governmental Entity or any other Person required in order to permit consummation of the transactions contemplated by this Agreement; (iii) defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Mergers; and (iv) resolving any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and preventing the entry of any court order, and vacating, lifting, reversing or overturning any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

(b)                                 In furtherance and not in limitation of the provisions of Section 5.7(a), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than fifteen (15) Business Days from the date of this Agreement, an appropriate Notification and Report Form pursuant to the HSR Act.  Each of the Company and MTR shall pay all of its own filing fees and other charges for the filings required under the HSR Act with respect to it and its Subsidiaries.  Notwithstanding anything to the contrary contained herein, 50% of any filing fee or other charges required under the HSR Act with respect to MTR and its Subsidiaries will be included in the MTR Transaction Expenses.

(c)                                  In furtherance and not in limitation of the provisions of Section 5.7(a), MTR Entities, and the Company agree to, and agree to cause their Affiliates and their respective directors, officers, partners, managers, members, principals and stockholders to, prepare and submit to the Gaming Authorities all applications and supporting documents necessary to obtain all required Gaming Approvals as promptly as practicable, and in any event no later than forty-five (45) calendar days from the date of this Agreement, other than with respect to the Parent Directors, for whom such applications and supporting documents shall be submitted no later than ninety (90) calendar days from the date of this Agreement.

(d)                                 If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, including but not limited to a Request for Additional Information or Documentary Material under the HSR Act or requests for supporting, supplemental, or additional documentation from any Gaming Authorities, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request.

(e)                                  The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i)                                               cooperating with each other in connection with filings required to be made by any party under any Antitrust Law or applicable Gaming Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities.  In particular, to the extent permitted by Law or Governmental Entity, no party will make any written communication with any Governmental Entity in relation to the transactions contemplated hereunder without first providing the other party with a copy of such communication in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider all reasonable comments timely made by the other party in this respect; provided, however, that no party shall be required to provide the other party with any written communications with any Governmental Entity (or related materials) if such party reasonably determines that the disclosure of such written communications with any Governmental Entity (or related materials) would be materially prejudicial to such party’s business;

(ii)                                            furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law in connection with the transactions contemplated by this Agreement;

(iii)                                         promptly notifying each other of any communications (and, unless precluded by Law, providing copies of any such communications that are in writing) from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement, unless a party has a reasonable basis to object to the presence of the other party at any such meetings or appearances;

(iv)                                        consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws or applicable Gaming Laws; and

(v)                                           without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(f)                                   In addition, MTR and Company shall take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all Antitrust Laws and/or applicable Gaming Laws to consummate the transactions contemplated by this Agreement as promptly as practicable, including using its reasonable best efforts to obtain as promptly as practicable the expiration or termination of all waiting periods and obtain all Permits and all other approvals and any other consents required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement; provided if any change of control fee assessed by the PGCB is materially higher than such fees historically assessed by the PGCB in connection with transactions of this type, then no party hereto shall be obligated to pay such fee for as long as the amount of such fee is being appealed in good faith.

(g)                                  No actions taken pursuant to this Section 5.7 shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

(h)                                 Notwithstanding the foregoing, commercially, competitively and/or personal sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis, provided that the parties shall cooperate to enable appropriate communications to be made available to the other party with respect to such commercially or competitively sensitive information redacted if necessary.

Section 5.8                                    Compensation and Employee Benefits Matters.

(a)                                 Parent shall develop (and shall cause the Company and MTR to work together to develop) common employee compensation and benefit programs as soon as practicable following the Effective Time, recognizing that a period of time may be necessary for the transition of existing employee benefit programs.

(b)                                 If mutually agreed by MTR and the Company, each of MTR and/or the Company, as necessary, shall one (1) Business Day prior to the Effective Time, adopt resolutions terminating any MTR Plans or Company Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company and MTR become a members of the same controlled group of corporations (as defined in Section 414(b) of the Code), which MTR and the Company have determined should be terminated prior to the Effective Time.  The form and substance of such resolutions shall be subject to the reasonable approval of the party that is not terminating such plan, and the other party shall provide evidence that such resolutions have been adopted by MTR, the Company and/or their the Subsidiaries, as applicable.

(c)                                  Nothing contained in this Section 5.8, express or implied (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of Parent, MTR, the Company or any of their respective Affiliates to amend, modify or terminate any employee benefit or employment plan, program, agreement, or arrangement after the Effective Time, (iii) is intended to confer or shall confer upon any current or former employee any right to employment or continue employment, or constitute or create an employment agreement with any employee, or (iv) is intended to confer or shall confer upon any individual or any legal representative of any individual (including employee, retirees, or dependents or benefits of employees or retirees) any right as a third-party beneficiary of this Agreement.

(d)                                 From and after the Effective Time, except as otherwise agreed in writing between Parent and the applicable MTR Employee or as otherwise provided in this Agreement, Parent will cause its Subsidiaries to comply with, in accordance with their respective terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between MTR or any of its Subsidiaries and any officer, director or employee of that company, (ii) all obligations in effect as of the Effective Time under any equity-based, bonus or bonus deferral plans, programs or agreements of MTR or its Subsidiaries and (iii) all obligations in effect as of the Effective Time pursuant to outstanding restoration or equity-based plans, programs or agreements, and all vested and accrued benefits under any employee benefit, employment compensation, deferred compensation, or similar plans, programs, agreements or arrangements of MTR or its Subsidiaries.  This Section 5.8 shall be binding upon and inure solely to the benefit of each party hereto, and for the avoidance of doubt, nothing in this Agreement is intended to (A) confer upon any current or former employee or other service provider of MTR or its Subsidiaries any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Closing Date, MTR’s Subsidiaries (if applicable) or any Subsidiary thereof (if applicable)), (B) constitute or create an employment or agreement with, or modify the at-will status of any, employee or other service provider, or (C) alter any collective bargaining agreement terms and conditions.

(e)                                  Parent shall cause each of its Subsidiaries, for a period commencing at the Effective Time and ending 90 days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act affecting in whole or in part any site of employment, facility, operating unit or Company Employee, and shall cause each of its Subsidiaries not to take any such action after such 90-day period without complying with all provisions of the WARN Act, or any similar provision of applicable foreign Law.

Section 5.9                                    Takeover Laws.  If any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, each of the Company and MTR and their respective Boards of Directors shall take such commercially reasonable actions as may be necessary to render such Law inapplicable to all of the foregoing or to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Mergers and the other transactions contemplated hereby.

Section 5.10                             Notification of Certain Matters.  The Company and MTR shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Mergers or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company or the MTR Entities, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Mergers or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Mergers set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Mergers set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.  The parties agree and acknowledge that, except with respect to clause (c) of the first sentence of this Section 5.10, the Company’s compliance or failure of compliance with this Section 5.10 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.3(b) shall has been satisfied.

Section 5.11                             Indemnification, Exculpation and Insurance.

(a)                                 Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause each of MTR and the Company to, indemnify and hold harmless each present (as of the Effective Time) and former officer, director, manager or employee of MTR and its Subsidiaries and each present (as of the Effective Time) and former officer, director, manager or employee of the Company and its Subsidiaries, the Member Representative and the Stockholders Representative (collectively, the “Indemnified Parties”), as applicable against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, manager, employee, fiduciary or agent of MTR, the Company or any of their respective Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and applicable MTR’s certificate of incorporation, MTR’s bylaws, the Company Charter and Company Operating Agreement each as at the date hereof (collectively, the “Constituent Documents”).  In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or MTR or the Company, as applicable, to the fullest extent permitted under applicable Law and the applicable Constituent Documents, within ten (10) Business Days of receipt by Parent or MTR or the Company, as applicable, from the Indemnified Party of a request therefor; provided, that any Person to whom expenses are advanced provides an unsecured undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) none of Parent, MTR or the Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (C) MTR and the Company, as applicable, shall cooperate in the defense of any such matter.  Parent and MTR, or the Company, as applicable, shall be jointly and severally liable for the obligation to provide indemnification to the Indemnified Parties.

(b)                                 Except as may be required by applicable Law, Parent, MTR and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the articles of incorporation or bylaws (or comparable organizational documents) of MTR, the Company and their respective Subsidiaries or in any indemnification agreement (or form thereof) identified in Section 5.11(b) of the Company Disclosure Letter and Section 5.11(b) of the MTR Disclosure Letter, as applicable, and in effect immediately prior to the Effective Time between such Indemnified Party and MTR, the Company or any of their respective Subsidiaries shall survive the Mergers and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c)                                  For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by MTR, the Company and their Subsidiaries, as applicable, or cause to be provided substitute policies or purchase or cause MTR or the Company to purchase a “tail policy,” in either case of at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the Indemnified Parties than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 200% of the last annual premium paid by MTR or the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.  All such policies, including any substitute policies, shall be issued by carriers rated A, XII or higher by A.M. Best Company.  At either MTR’s or the Company’s option, each may purchase, prior to the Effective Time, a six-year prepaid, non-revocable and non-cancellable tail policy on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by its and their respective Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby.  If such prepaid tail policy has been obtained by MTR or the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by MTR or the Company, as applicable.

(d)                                 Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect until the final disposition of such Action.

(e)                                  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  The provisions of this Section 5.11 shall survive the consummation of the Mergers and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)                                   In the event that the Company or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.11.

Section 5.12                             Public Announcements.  Each MTR Entity, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.  MTR and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of MTR and the Company.  Notwithstanding the foregoing, the MTR Entities and the Company may make public statements in response to questions from the press, analysts, investors or those attending industry conferences so long as such statements are substantially consistent with press releases, public disclosures or public statements previously issued or made by MTR or the Company, as applicable.

Section 5.13                             Obligations of Merger Subs and Parent.  MTR shall take all action necessary to cause the MTR Entities to perform their respective obligations under this Agreement.

Section 5.14                             Consent Solicitation.

(a)                                 MTR shall promptly at a time reasonably requested by the Company, commence, or cause its Subsidiaries to promptly commence, one or more consent solicitations (each, a “MTR Consent Solicitation”), with respect to certain amendments and waivers to the indenture (the “MTR Senior Indenture”) dated as of August 1, 2011 among MTR, those designated Subsidiaries identified therein and Wilmington Trust, National Association, as Trustee and Collateral Agent governing MTR’s 11.5% Senior Secured Second Lien Notes due August 1, 2019 (the “MTR Notes”) on terms and conditions as may be agreed upon between the Company and MTR, and such other customary terms and conditions as are reasonably acceptable to the Company and MTR, and the Company shall assist MTR in connection therewith.  If the Company requests that MTR proceed with any MTR Consent Solicitation, MTR shall irrevocably take all corporate actions necessary for the MTR Consent Solicitation.  Promptly following the expiration date of the MTR Consent Solicitation, assuming the requisite consents are received with respect to the MTR Notes, MTR and its Subsidiaries, as applicable, shall execute a supplement to the MTR Senior Indenture, amending the terms and provisions of the MTR Senior Indenture as reasonably requested by the Company and as set forth in the MTR Consent Solicitation documents sent to holders of the MTR Notes (which amendment may include amendments and waivers to certain covenants contained in the MTR Notes or the MTR Senior Indenture which can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof), which supplemental indenture shall become operative immediately upon the Effective Time, and shall use all reasonable efforts to cause the trustee under the MTR Senior Indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing.  The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by MTR in connection with any MTR Consent Solicitation.  MTR hereby covenants and agrees to provide (or to cause to be provided) when due and payable pursuant to the terms of any MTR Consent Solicitation immediately available funds for the prompt and full payment at or prior to the Effective Time of any consent solicitation fees payable to the holders of the MTR Notes for all consents properly tendered and not withdrawn to the extent required pursuant to the terms of such MTR Consent Solicitation.

(b)                                 Promptly after the date of this Agreement, MTR, at its own expense, shall prepare all necessary and appropriate documentation in connection with any MTR Consent Solicitation, including the consent solicitation statement, related letters of transmittal and other related documents (collectively, the “MTR Consent Solicitation Statement”).  MTR and the Company shall, and shall cause their respective Subsidiaries, agents and representatives to, reasonably cooperate with each other in the preparation of the Consent Solicitation Statement for each MTR Consent Solicitation.  Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and the respective agents and representatives (including accountants, attorneys and other advisors) of the Company and its Subsidiaries to, provide MTR with such financial and other information with respect to the Company and its Subsidiaries, undertake reasonable efforts to obtain customary accountants’ comfort letters, if applicable, legal opinions, and other documentation and items relating to the MTR Consent Solicitation and execute such documents and take such other actions, in each case, as may be reasonably requested by MTR to carry out the MTR Consent Solicitation as contemplated hereunder.  Each MTR Consent Solicitation Statement (including all amendments or supplements thereto) and all mailings to the holders of the MTR Notes in connection with such MTR Consent Solicitation shall be subject to the prior review of, and comment by, the Company and MTR and shall be reasonably acceptable in form and substance to each of them.  If at any time prior to the completion of any MTR Consent Solicitation any information in the MTR Consent Solicitation Statement should be discovered by the Company and its Subsidiaries, on the one hand, or MTR, on the other, which should be set forth in an amendment or supplement to the MTR Consent Solicitation Statement, so that the MTR Consent Solicitation Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of MTR to the holders of the Notes.  Notwithstanding anything to the contrary in this Section 5.14, MTR shall comply with the requirements of Rule 14e-1 under the Exchange Act, if applicable, and any other Laws applicable in connection with any MTR Consent Solicitation.  In connection with any MTR Consent Solicitation, MTR may select one or more solicitation agents or, if applicable, dealer managers, information agents, and other agents to provide assistance in connection therewith and MTR shall, and shall cause its Subsidiaries to, enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to MTR.

(c)                                  If none of the MTR Consent Solicitations undertaken pursuant to Section 5.14 is successful (or if MTR and the Company agree that MTR not proceed with any MTR Consent Solicitation pursuant to Section 5.14), then MTR shall, in accordance with the terms of the MTR Senior Indenture, (i) no later than thirty (30) days, but no earlier than sixty (60) days, prior to the Effective Time, mail a notice to the trustee under the MTR Senior Indenture and each holder of the MTR Notes offering to repurchase MTR Notes pursuant to the change of control provisions of the MTR Senior Indenture and (ii) take any other actions reasonably requested by the Company to otherwise comply with the change of control provisions of the Indenture and to facilitate the satisfaction and discharge of any MTR Notes tendered as part of the change of control offer to repurchase pursuant to the satisfaction and discharge provisions of the MTR Senior Indenture and the other provisions of the MTR Senior Indenture applicable thereto.  Such change of control offer shall be made conditioned upon the closing of the Mergers, and the closing of the change of control offer shall occur, if at all, on the same day as the Closing Date, or if requested by MTR on such later date, and such change in control offer otherwise shall comply with the terms of the MTR Senior Indenture.  The redemption and satisfaction and discharge of the MTR Notes pursuant to the preceding sentences are referred to collectively as the “Discharge” of the MTR Notes.  The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by MTR in connection with the Discharge of the MTR Notes.

(d)                                 MTR shall indemnify, defend, and hold harmless the Company, its Subsidiaries and their respective Representatives (other than any direct indemnification of any solicitation agent or dealer manager, which shall be indemnified under the applicable solicitation agent or dealer manager agreement; provided, however, that MTR shall indemnify the Company and its Subsidiaries from and against any and all liabilities incurred by them in connection with any solicitation agent or dealer manager agreement) for any liabilities incurred by any of them in connection with any action taken by them pursuant to this Agreement with respect to any Consent Solicitation; provided, however, that MTR shall not have any obligation to indemnify, defend, and hold harmless any such party or person to the extent it is finally determined by a court of competent jurisdiction that such damages suffered or incurred are attributable to information provided by the Company that contained a material misstatement or omission.

(e)                                  MTR shall be deemed to have satisfied each of its obligations set forth in clauses (a) through (c) of this Section 5.14 if MTR shall have used its reasonable best efforts to comply with such obligations, regardless of the actual outcome of any Consent Solicitation.

Section 5.15                             Further Assurances Regarding Existing Credit Agreement.  The Company shall use its commercially reasonable efforts to obtain, at the Company’s sole cost and expense, any necessary amendments, in form and substance reasonably satisfactory to the Company and MTR, to the Company’s senior secured revolving credit facility dated as of June 1, 2011 with Bank of America, N.A., as administrative agent, and certain other banks or financial institutions identified as lenders therein (such credit facility, as amended from time to time, will be referred to collectively as the “Existing Credit Agreement”), so that no Default or Event of Default (each as defined therein) will exist (or otherwise give the lenders thereunder any right to accelerate payment of the loans thereunder pursuant to Section 8.02(b) thereunder) after giving effect to the Mergers and the other transactions contemplated by this Agreement; provided, that any amendment or waiver of any other provision of the Existing Credit Agreement shall require the prior written consent of MTR.

Section 5.16                             Tamarack Crossing, LLC.  Promptly after the date of this Agreement, the Company shall, at its own expense, dispose of, or sell or assign to a third party, any and all interests, directly or indirectly, in Tamarack Crossing, LLC, a Nevada limited liability company (“Tamarack”).  Notwithstanding anything contained in Section 5.1(b), the Company may distribute the proceeds from the disposition of the interests in Tamarack to its members.

Section 5.17                             Non-Compete.  Prior to the Effective Time, each of the Merger Members, the officers and certain senior managers (as mutually agreed upon by the Company and MTR, the “Designated Officer”), shall enter into non-competition agreements with Parent (each a “Non-Compete Agreement”) that will become effective as of the Effective Time and that will include the following terms:

(a)                                 if such Merger Member beneficially owns less than 5% of the total outstanding Parent Common Stock at any time (calculated on a fully diluted basis), such Merger Member shall not be restricted under the terms of the Non-Compete Agreement (except, if applicable, any remaining tail period described in clause (c) below);

(b)                                 if such Merger Member beneficially owns 5% or more of the total outstanding Parent Common Stock at any time (calculated on a fully diluted basis), such Merger Member may pursue corporate opportunities subject a right of first offer in favor of Parent;

(c)                                  if such Merger Member beneficially owns 15% or more of the total outstanding Parent Common Stock at any time (calculated on a fully diluted basis), such Merger Member’s activities will be subject to customary non-competition restrictions in favor of Parent until the first anniversary of the later of (i) such Merger Member’s separation of service from Parent and/or its Subsidiaries and (ii) such Merger Member ceasing to beneficially own 15% or more of the total outstanding Parent Common Stock at any time (calculated on a fully diluted basis);

(d)                                 the restrictions described in clauses (b) and (c) above shall not apply with respect to any activities related to (i) Michael Pegram or his Affiliates (so long as such activities are consistent with passive investment activities) and (ii) Tamarack; and

(e)                                  The Designated Officers shall be subject to Non-Compete Agreements (which may be part of any such Designated Officer’s employment agreement) which shall include a “right of first offer” and “non-competition restrictions” similar to those contemplated by clauses (b) and (c) above until such person’s separation of service from Parent and/or its Subsidiaries.

Section 5.18                             Further Assurances Regarding MTR Credit Agreement.  MTR shall use its commercially reasonable efforts to obtain, at MTR’s sole cost and expense, any necessary amendments, in form and substance reasonably satisfactory to MTR and the Company, to the MTR Credit Agreement, so that no Default or Event of Default (each as defined therein) will exist (or otherwise give the lenders thereunder any right to accelerate payment of the loans thereunder pursuant to Section 8.1(j) thereunder) after giving effect to the Mergers and the other transactions contemplated by this Agreement; provided, that any amendment or waiver of any other provision of the MTR Credit Agreement shall require the prior written consent of the Company.

Section 5.19                             Nasdaq Listing.  Parent shall cause the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 5.20                             Exemption from Liability Under Section 16(b).  The Company and MTR agree that, in order to most effectively compensate and retain Company Insiders and MTR Insiders (as defined below) in connection with the Mergers, both prior to and after the Effective Time, it is desirable that Company Insiders and MTR Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of MTR Common Stock, MTR Stock Options, MTR Restricted Shares, MTR RSUs, and Company Membership Interests into Parent Common Stock, Parent options, restricted shares and units, as the case may be, in the Mergers, and for that compensatory and retentive purpose agree to the provisions of this Section 5.20.  Assuming the Company and MTR deliver to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of the Company and MTR who will be subject to the reporting requirements of Section 16(a) of the Exchange Act (respectively, the “Company Insiders” and the “MTR Insiders”), the number of shares of MTR Common Stock, MTR Stock Options, MTR Restricted Shares, MTR RSUs, and Company Membership Interests be held by each such Company Insider or MTR Insider expected to be exchanged in the Mergers, Parent Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, adopt a resolution providing in substance that the receipt by the Company Insiders and MTR Insiders of Parent Common Stock, Parent options, and Parent restricted stock units, deferred stock units and phantom units, in exchange for MTR Common Stock, MTR Stock Options, MTR Restricted Shares, MTR RSUs, and Company Membership Interests, in each case pursuant to the transactions contemplated by this Agreement, are approved by Parent Board or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law.

Section 5.21                             Silver Legacy.

(a)                                 Notwithstanding any provision herein to the contrary, in the event that any “buy-sell” procedure is initiated with respect to SLJV in accordance with SLJV’s operating agreement, ELLC shall be entitled to exercise all of its rights under such operating agreement in connection with such “buy-sell” procedure and otherwise participate in such “buy-sell” procedure in accordance with the terms of such operating agreement.

(b)                                 Subject to Section 5.21(a), on or prior to the Closing Date, HCM and REI shall have transferred their respective interests in ELLC to Eldorado Resorts, LLC, a Nevada limited liability company and a wholly-owned Subsidiary of the Company, so that, as of the Closing Date, ELLC will be a wholly-owned Subsidiary of the Company.

Section 5.22                             MTR Non-Operating Real Estate.  Prior to the Closing Date, MTR may, from time to time, sell or dispose of any Non-Core Land, as such term is defined in (a) Section 1.01 of the MTR Senior Indenture and (b) Section 1.1 of the MTR Credit Agreement, on such terms and conditions as it may determine, in its sole discretion.

Section 5.23                             No-Shop.  Until such time, if any, as this Agreement is terminated pursuant to Section 7.1, except as permitted by Section 5.21(a), the Company will not, nor will it cause or permit any of their respective Representatives to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any nonpublic information to, any Person (other than MTR and its Representatives) relating to any transaction involving the sale of the Business or any material portion of the property or assets of the Company, SLJV or their respective Subsidiaries or any of the membership interests or other equity interests of the Company, SLJV or any of their respective Subsidiaries, or any merger, consolidation, business combination, or similar transaction involving the Company, SLJV or any of their respective Subsidiaries. From the date hereof through the Closing Date, the Company will not, directly or indirectly, enter into or authorize, or permit any Representatives of Company, SLJV, any of their respective Subsidiaries or of any of the Company’s members to enter into, any agreement or agreement in principle with any third Person for the acquisition of the Company, SLJV, any of their respective Subsidiaries, or any material portion of the respective assets or properties of the Company, SLJV or any of their respective Subsidiaries or, in the case of the Company’s members, any of the membership interests or other equity interests of the Company or any of its Subsidiaries (a “Third-Party Transaction”).  The Company will inform MTR in writing by facsimile within twenty-four (24) hours following the receipt by any of the Company or any of its Representatives of any unsolicited inquiry, proposal, offer or bid (including the terms thereof and the identity of the Person making such inquiry, proposal, offer or bid) in respect of any Third-Party Transaction.  MTR acknowledges that the mere receipt by the Company of an unsolicited inquiry or proposal regarding a Third-Party Transaction will not constitute a breach of the Company’ obligations under this Section 5.23, but only if the Company notifies MTR of such unsolicited inquiry or proposal as required by this Section 5.23.

Section 5.24                             Tax Matters.  During the period up to the Closing, the Company and MTR shall, and shall cause each of their Subsidiaries to, timely file all Tax Returns required to be filed by or on behalf of each such entity, timely pay all Taxes due and payable, accrue a reserve in the books and records and financial statements of any such entity for all Taxes payable but not yet due, and promptly notify the other of any actions pending against or with respect to it or any of its subsidiaries in respect of any Tax.  After the Closing, each party to this Agreement shall cooperate, and shall cause their respective Affiliates to cooperate, with each other’s agents, including accountants and legal counsel, in connection with Tax matters relating to the Company, MTR, Parent, and any of their Subsidiaries, including the preparation and filing of any Tax Returns, examination of Tax Returns, and any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed.  The parties hereto intend that the Mergers, taken together, be treated as a transaction qualifying as an exchange under Section 351 of the Code.  From and after the date of this Agreement and until the Effective Time, each party hereto shall use its commercially reasonable efforts to cause the Mergers to qualify as part of an exchange under Section 351 of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Mergers from qualifying as an exchange under Section 351 of the Code.  The Company and MTR shall cooperate and provide any certifications or representations reasonably required by counsel for the Company and counsel for MTR, respectively, in providing the opinions described in Sections 6.2(h) and 6.3(j) hereof.   Following the Effective Time, neither Parent nor any of its Subsidiaries knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Mergers from qualifying as an exchange under Section 351 of the Code.

Section 5.25                             Adjusted MTR EBITDA Statement.  Not less than ten (10) Business Days prior to the Closing Date (or if such date is within ten (10) Business Days of the Termination Date, then as soon as reasonably practicable on or prior to the Closing Date), MTR shall prepare and deliver to the Company for its review a report (the “Preliminary Adjusted MTR EBITDA Statement”) substantially in the form attached hereto as, and in accordance with the sample, together the policies and procedures and methodologies (if any) set forth on, Exhibit C setting forth (i) a statement of an estimate of Adjusted MTR EBITDA as of the Report Date (the “Closing Condition Adjusted MTR EBITDA”), and (ii) detailed supporting calculations, documentation and data setting forth a reasonably specific and detailed description of its calculations with respect to the foregoing.  The Company shall have a reasonable opportunity to discuss the Preliminary Adjusted MTR EBITDA Statement with MTR and review such report and the underlying books and records of MTR related thereto.  If the Company objects to any amount reflected on the Preliminary Adjusted MTR EBITDA Statement, MTR and the Company shall in good faith attempt to resolve such objection and agree to such amounts prior to the Closing.  The “Closing Adjusted MTR EBITDA Statement” shall be (x) the Preliminary Adjusted MTR EBITDA Statement revised to reflect any modifications agreed to by the Company and MTR and, with respect to any item contained in the Preliminary Adjusted MTR EBITDA Statement that the parties are unable to resolve, shall be deemed, solely for purposes of determining the Closing Adjusted MTR EBITDA Statement, equal to the quotient obtained by dividing (I) the sum of (A) the estimate prepared in good faith by MTR contained in the

Preliminary Adjusted MTR EBITDA Statement and (B) the Company’s good faith estimate of such item, by (II) two (2), or (y) if there are no agreed-upon modifications or outstanding disputes, the Preliminary Adjusted MTR EBITDA Statement shall be the Closing Adjusted MTR EBITDA Statement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1                                    Conditions to Each Party’s Obligation to Effect the Mergers.  The obligation of each party to effect the Mergers are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                                 Stockholder Approval.  The MTR Stockholder Approval shall have been obtained.

(b)                                 No Injunctions or Legal Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Mergers.

(c)                                  HSR Act; Antitrust.  Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(d)                                 Gaming Approvals.  All Requisite Gaming Approvals shall have been duly obtained without the imposition of material restrictions or conditions and shall be in full force and effect.

(e)                                  Combined Adjusted EBITDA.  The sum of the Estimated Adjusted Company EBITDA as set forth on the Preliminary Closing Report and the Closing Condition Adjusted MTR EBITDA as set forth on the Closing Adjusted MTR EBITDA Statement exceeds One Hundred Fifteen Million Dollars ($115,000,000.00).

(f)                                   Consents.  All consents, approvals, Permits and actions set forth on Section 3.4 of the Company Disclosure Letter and/or Section 4.3 of the MTR Disclosure Letter shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Person necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

Section 6.2                                    Conditions to the Obligations of the Company.  The obligation of the Company to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)                                 Representations and Warranties.

(i)                                               Except as set forth in subsections (ii) and (iii) below, each of the representations and warranties of the MTR Entities set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining whether such Material Adverse Effect threshold has been met, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded in determining the accuracy of such representations and warranties).

(ii)                                            Except as set forth in subsection (iii) below, each of the Designated Representations of the MTR Entities shall be true and correct in all material respects as of date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent any such Designated Representations expressly relate to an earlier date, in which case as of such earlier date), it being understood that, for purposes of determining whether such materiality threshold has been met, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such Designated Representations shall be disregarded in determining the accuracy of such Designated Representations.

(iii)                                         The representations and warranties contained in Section 4.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects only as of such earlier date) as though made as of the Closing Date.

(b)                                 Performance of Obligations of MTR Entities.  The MTR Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)                                  Officers’ Certificate.  The Company shall have received a certificate signed by an executive officer of MTR certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

(d)                                 Listing of Parent Common Stock.  The shares of Parent Common Stock issuable pursuant to the Mergers shall have been approved for listing on Nasdaq.

(e)                                  Escrow Agreement.  The Escrow Agreement shall have been executed and delivered to the Company by Parent and the Escrow Agent.

(f)                                   Adjusted MTR EBITDA Statement.  MTR shall have delivered to the Company the Preliminary Adjusted MTR EBITDA Statement, and a Closing Adjusted MTR EBITDA Statement shall have been determined in accordance with Section 5.25.

(g)                                  No MTR Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or effects that has resulted or would reasonably be expected to result in a Material Adverse Effect on MTR.

(h)                                 Tax Opinion.  The Company shall have received an opinion of Milbank, Tweed, Hadley & McCloy LLP, substantially in the form of Exhibit F hereto, dated as of the Closing Date and based on the facts, representations, assumptions and exclusions set forth or described in such opinion and the back-up officer’s certificates from the Company and MTR, substantially in the form set forth on Section 6.2(h) of the Company Disclosure Letter, delivered in connection therewith, to the effect that the Company Merger will be treated as a transfer of property to Parent, as described in Section 351(a) of the Code. In rendering such opinion, Milbank, Tweed, Hadley & McCloy LLP will be entitled to receive and rely upon customary certificates and representations of the officers of the Company and MTR.

Section 6.3                                    Conditions to the Obligations of MTR Entities.  The obligation of the MTR Entities to effect the Mergers is also subject to the satisfaction, or waiver by MTR, at or prior to the Effective Time of the following conditions:

(a)                                 Representations and Warranties.

(i)                                               Except as set forth in subsections (ii) and (iii) below, each of the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining whether such Material Adverse Effect threshold has been met, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded in determining the accuracy of such representations and warranties).

(ii)                                            Except as set forth in subsection (iii) below, each of the Designated Representations of the Company shall be true and correct in all material respects as of date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent any such Designated Representations expressly relate to an earlier date, in which case as of such earlier date), it being understood that, for purposes of determining whether such materiality threshold has been met, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such Designated Representations shall be disregarded in determining the accuracy of such Designated Representations.

(iii)                                         The representations and warranties contained in Section 3.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects only as of such earlier date) as though made as of the Closing Date.

(b)                                 Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)                                  No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, change, development, occurrence or effect that, individually or in the aggregate with all other events, changes, developments, occurrences or effects that has resulted or would reasonably be expected to result in a Material Adverse Effect on the Company.

(d)                                 Officers’ Certificate.  MTR shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

(e)                                  Tamarack.  The Company shall not, directly or indirectly, have any equity interest or otherwise in Tamarack.

(f)                                   Eldorado LLC. The Company shall (by operation of the Merger Member Side Agreement or otherwise), as of the Closing Date, own (directly or indirectly) all of the issued and outstanding equity interests in Eldorado LLC, and no other entity, other than an Affiliate of MGM Resorts International or a designee of such Affiliate, shall own any interest in SLJV.

(g)                                  Escrow Agreement.  The Escrow Agreement shall have been executed and delivered to MTR by the Member Representative and the Escrow Agent.

(h)                                 Non-Compete Agreements.  MTR or Parent shall have received the Non-Compete Agreements executed by each Merger Member and each of the Designated Officers (which Non-Compete Agreements may, in the cases of any such Designated Officer, be part of his or her employment agreement).

(i)                                     Merger Member Undertaking.  MTR shall have received a Merger Member Undertaking executed by each Merger Member.

(j)                                    Tax Opinion.  MTR shall have received an opinion of Stevens & Lee, P.C., substantially in the form of Exhibit G hereto, dated as of the Closing Date and based on the facts, representations, assumptions and exclusions set forth or described in such opinion and the back-up officer’s certificates from the Company and MTR, substantially in the form set forth on Section 6.3(j) of the MTR Disclosure Letter, delivered in connection therewith, to the effect that the MTR Merger will be treated as a transfer of property to Parent, as described in Section 351(a) or 351(b) of the Code. In rendering such opinion, Stevens & Lee, P.C. will be entitled to receive and rely upon customary certificates and representations of the officers of the Company and MTR.

Section 6.4                                    Frustration of Closing Conditions.  None of MTR, Parent, Merger Sub A Merger Sub B or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1                                    Termination.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the MTR Stockholder Approval has been obtained (with any termination by MTR also being an effective termination by any other MTR Entity):

(a)                                 by mutual written consent of MTR and the Company;

(b)                                 by either MTR or the Company:

(i)                                               if the Mergers shall not have been consummated before June 9, 2014 (the “Termination Date”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or resulted primarily in, the failure of the Mergers to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement; provided further, that if as of the Termination Date, all of the conditions precedent to Closing other than the condition set forth in Section 6.1(d) (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) shall have been satisfied as of the Termination Date, then either MTR or the Company may unilaterally extend the Termination Date for 180 days upon written notice to the other by the Termination Date, in which case the Termination Date shall be deemed for all purposes to be so extended;

(ii)                                            if the Company or any MTR Entity receives a definitive oral or written notice or determination from any Gaming Authority or the staff of any Gaming Authority that a MTR Entity or the Company will not be granted any Gaming Approval by such Gaming Authority that is required in order for the condition set forth in Section 6.1(d) to be satisfied; provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or resulted primarily in, any such Gaming Authority’s refusal to grant any such Gaming Approval;

(iii)                                         if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule or decree, ruling or other action in accordance with Section 5.7;

(iv)                                        if the MTR Stockholder Approval shall not have been obtained at the MTR Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided, however, that a party will not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iv) if the failure to obtain the MTR Stockholder Approval results from a failure on the part of such party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time; or

(v)                                           if the condition set forth in Section 6.1(e) fails to occur.

(c)                                  by the Company:

(i)                                               if any MTR Entity shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.2 and (B) cannot be cured by the Termination Date; provided, that the Company shall have given MTR written notice, delivered at least thirty (30) days prior to such termination (or if such breach or failure to perform occurs within thirty (30) days of the Termination Date, delivered within seven (7) days of such breach or of the date such performance was due), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii)                                            if a Triggering Event has occurred at any time prior to the receipt of the MTR Stockholder Approval;

(iii)                                         if all the closing conditions contained in Sections 6.1 and 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) and Parent fails to fund the Exchange Fund at the Closing; or

(iv)                                         if the Company Board so determines by the vote of not less than a majority of its members, at any time during the five business day period immediately prior to the Closing Date, if the amount (such difference shall be the “Excess Regulatory Fee”) of the change of control fee that the PGCB will assess, which is final and nonappealable, in connection with any petition or application for approval of the change of control of MTR and its Subsidiaries is materially higher than such fees historically assessed by the PGCB in connection with transactions of this type; subject, however, to the following three sentences.  If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice thereof to MTR (provided that such notice of election to terminate may be withdrawn at any time within the five-business day period commencing upon the delivery of such notice).  During the five-business day period commencing with its receipt of such notice, MTR shall have the option to elect to do both of the following: (A) advance to the Company in cash an amount equal to the Excess Regulatory Fee, payment of which shall be made by wire transfer of same day funds to the account or accounts designated by the Company as promptly as practicable, and (B) increase the MTR Excess Expense Amount by an amount equal to the Excess Regulatory Fee.  If MTR makes the election contemplated by the preceding sentence within such five-business day period, it shall give prompt written notice to the

Company of such election and make the payment contemplated in clause (A) above, whereupon no termination shall have occurred pursuant to this Section 7.1(c)(iv) and this Agreement shall remain in full force and effect in accordance with its terms (except that the MTR Excess Expense Amount shall have been so adjusted);

(d)                                 by MTR:

(i)                                               if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.3 and (B) cannot be cured by the Termination Date; provided, that MTR shall have given the Company written notice, delivered at least thirty (30) days prior to such termination (or if such breach or failure to perform occurs within thirty (30) days of the Termination Date, delivered within seven (7) days of such breach or of the date such performance was due), stating MTR’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided further, that MTR shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if any MTR Entity is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii)                                            only prior to having obtained the MTR Stockholder Approval, in order to enter into a transaction that is a Superior Proposal, if prior to the receipt of the MTR Stockholder Approval, (A) the MTR Board has received a Superior Proposal, (B) MTR has complied with the provisions of Section 5.4, and (C) prior to or concurrently with such termination, MTR pays the MTR Termination Fee due under Section 7.3.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

Section 7.2                                    Effect of Termination.

(a)                                 In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any MTR Entity, on the one hand, or the Company, on the other hand, except that if there has been any material and willful, intentional or knowing (i) failure of any party to perform its covenants, agreements or obligations hereunder or (ii) breach by any party of its representations and warranties contained in this Agreement, then such party will be fully liable for any liabilities or damages suffered by the other parties hereto as a result of such failure or breach.

(b)                                 Notwithstanding anything to the contrary in Section 7.2(a) above, in the event of termination of this Agreement, the Confidentiality Agreement and the provisions of Sections 3.21 and 4.9 (Brokers), Section 5.12 (Public Announcements), Section 7.2 (Effect of Termination), Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (Parties in Interest), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Enforcement), Section 8.11 (Severability), Section 8.12 (Waiver of Jury Trial), and Section 8.15 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof.

Section 7.3                                    Fees and Expenses.

(a)                                 Except as otherwise provided in Section 5.7(b), Section 5.15(e) or this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including applicable SEC filing fees) and the solicitation of the MTR Stockholder Approval shall be paid by MTR.

(b)                                 If:

(i)                                               this Agreement is terminated by MTR or the Company pursuant to Section 7.1(b)(iv) and, prior to the MTR Stockholders Meeting, there has been a Triggering Event;

(ii)                                            this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii);

(iii)                                         this Agreement is terminated by MTR pursuant to Section 7.1(d)(ii); or

(iv)                                        (A) an Acquisition Proposal shall have been made directly to MTR’s shareholders or otherwise publicly disclosed prior to the taking of the vote to receive the MTR Stockholder Approval at the MTR Stockholders Meeting or any adjournment or postponement thereof, (B) this Agreement is thereafter terminated by either the Company or MTR pursuant to Section 7.1(b)(iv) and (C) within nine (9) months of the date of such termination of this Agreement, MTR or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal with such party or its Affiliates, then, in any such case, MTR shall pay the Company a termination fee of Five Million Dollars ($5,000,000.00) in cash and an amount equal to the Expense Reimbursement (collectively, the “MTR Termination Fee”), it being understood that in no event shall MTR be required to pay the MTR Termination Fee on more than one occasion.  Payment of the MTR Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by the Company (A) as promptly as practicable, but in any event no later than two (2) Business Days, after termination of this Agreement by the Company in the case of a MTR Termination Fee payable pursuant to Sections 7.3(b)(i) or (ii), (B) prior to or simultaneously with such termination of this Agreement by MTR in the case of a MTR Termination Fee payable pursuant to Sections 7.3(b)(i) or (iii), or (C) prior to or simultaneously with the entering into or consummation of the applicable Acquisition Proposal in the case of a MTR Termination Fee payable pursuant to Sections 7.3(b)(iv); provided, however, that with respect to any payment of the MTR Termination Fee pursuant to Section 7.3(b)(iv) above, the amount, if any, of any payment made by MTR to the Company pursuant to Section 7.3(c) below shall be deducted from the amount of the MTR Termination Fee payable to the Company in such instance.  Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated and the MTR Termination Fee is payable to the Company pursuant to this Section 7.3(b), then, in such instances, the Company’s right to receive the MTR Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company and its Affiliates in connection with this Agreement and the transactions contemplated hereby and thereby and shall be the sole and exclusive remedy of the Company and its Affiliates against MTR and its Subsidiaries.

(c)                                  If this Agreement is terminated by MTR or the Company pursuant to Section 7.1(b)(iv), and prior to such termination there shall not have been a Triggering Event, then MTR shall as promptly as practicable, but in any event no later than two (2) Business Days, after the termination of this Agreement (in the case of a termination by the Company) or prior to or simultaneously with the termination of this Agreement (in the case of a termination by MTR), reimburse the Company for all of its fees and expenses actually incurred in connection with the transactions contemplated by this Agreement, up to a maximum reimbursement of Five Hundred Thousand Dollars ($500,000.00) in cash (the “Expense Reimbursement”).

(d)                                 Each party hereto acknowledges that the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if a party fails promptly to pay any amounts due pursuant to Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the amounts set forth in Section 7.3, such party shall pay other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to the applicable provisions of this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4                                    Amendment or Supplement.  This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after the MTR Stockholder Approval has been obtained; provided, however, that after the MTR Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of MTR without such further approval or adoption.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5                                    Extension of Time; Waiver.  At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the MTR Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of MTR without such further approval or adoption.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1                                    Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants or agreements of the MTR Entities or the Company in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2                                    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon the first Business Day after such facsimile is sent if written confirmation of receipt by facsimile is obtained, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)                                               if to MTR Entities, to:

MTR Gaming Group, Inc.

2100 Corporate Drive, Suite 300

Wexford, Pennsylvania  15090

Attention:  General Counsel

Facsimile:  (724) 933-8129

with a copy (which shall not constitute notice) to:

Stevens & Lee

111 North 6th Street

Reading, Pennsylvania  19601

Attention:  Ernie J. Choquette

Facsimile:  (610) 988-0834

E-mail:  ejc@stevenslee.com

(ii)                                            if to the Company, to:

Eldorado HoldCo, LLC

c/o McDonald Carano Wilson

100 W. Liberty 10th floor

Reno, Nevada 89501

Attention:  Anthony L. Carano

Facsimile:  (775) 788-2020

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy

601 South Figueroa Street, 30th Floor

Los Angeles, California  90017

Attention:  Kenneth J. Baronsky

Facsimile:  (213) 629-5063
E-mail:  kbaronsky@milbank.com

Section 8.3                                    Certain Definitions.  For purposes of this Agreement:

(a)                                 “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than the Company or one of its Subsidiaries for (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of MTR (or any Subsidiary or Subsidiaries of MTR whose business constitutes 15% or more of the net revenues, net income or assets of MTR and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over 15% of the equity securities or consolidated total assets of MTR and its Subsidiaries, in each case other than the Mergers;

(b)                                 “Adjusted Company EBITDA” means, with respect to the Company (consolidated with all of its Subsidiaries), the amount calculated in accordance with the methodology set forth on Exhibit A;

(c)                                  “Adjusted MTR EBITDA” means, with respect to MTR (consolidated with all of its Subsidiaries), the amount calculated in accordance with the methodology set forth on Exhibit C;

(d)                                 “Adjusted SLJV EBITDA” means, with respect to SLJV (consolidated with all of its Subsidiaries), the amount calculated in accordance with the methodology set forth on Exhibit A;

(e)                                  “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(f)                                   “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(g)                                  “Business” means the business of the Company and its Subsidiaries (taken as a whole) as conducted on the date of this Agreement;

(h)                                 “Cage Cash” means all Cash contained in the cage, ATMs, slot booths, count rooms, ticket kiosks, cash registers and drop boxes at the Company Gaming Properties as of any such date;

(i)                                     “Cash” means cash and cash equivalents (other than restricted cash);

(j)                                    “Closing Adjusted Net Working Capital” means Company Adjusted Net Working Capital as determined as of the Report Date (without giving effect to the consummation of the Mergers) as of 12:01 am (Eastern Time), or other time mutually agreed by the Parties;

(k)                                 “Closing Adjusted Net Working Capital Shortfall” means the amount (if any) by which Closing Adjusted Net Working Capital Target exceeds Closing Adjusted Net Working Capital;

(l)                                     “Closing Adjusted Net Working Capital Surplus” means the amount (if any) by which Closing Adjusted Net Working Capital exceeds Closing Adjusted Net Working Target;

(m)                             “Closing Adjusted Net Working Capital Target” means $438,000;

(n)                                 “Closing Company Cash” means the aggregate Cash (excluding Cage Cash determined in the manner set forth in Section 2.6(d)) as of the Report Date as of 12:01 A.M. (Eastern Time) of the Company and its Subsidiaries;

(o)                                 “Closing Company Debt” means Company Debt as of the Report Date as of 12:01 A.M. (Eastern Time), or other time mutually agreed by the Parties;

(p)                                 “Closing SLJV Adjusted Net Working Capital” means SLJV Adjusted Net Working Capital as determined as of the Report Date (without giving effect to the consummation of the Mergers) as of 12:01 am (Eastern Time), or other time mutually agreed by the Parties;

(q)                                 “Closing SLJV Adjusted Net Working Capital Shortfall” means the amount (if any) by which Closing SLJV Adjusted Net Working Capital Target exceeds Closing SLJV Adjusted Net Working Capital;

(r)                                    “Closing SLJV Adjusted Net Working Capital Surplus” means the amount (if any) by which Closing SLJV Adjusted Net Working Capital exceeds Closing SLJV Adjusted Net Working Target;

(s)                                   “Closing SLJV Adjusted Net Working Capital Target” means $(222,000);

(t)                                    “Closing SLJV Cash” means the aggregate Cash (excluding Cage Cash determined in the manner set forth in Section 2.6(d)) as of the Report Date as of 12:01 A.M. (Eastern Time) of the SLJV and its Subsidiaries;

(u)                                 “Closing SLJV Debt” means the aggregate amount of Indebtedness of SLJV and its Subsidiaries (but excluding any future accruals with respect to the second lien notes due 2018 issued pursuant to the Indenture dated November 16, 2012, by and among SLJV, Silver Legacy Capital Corp., and The Bank of New York Mellon Trust Company, N.A, as trustee) as of the Report Date as of 12:01 A.M. (Eastern Time), or other time mutually agreed by the Parties;

(v)                                 “Company Adjusted Net Working Capital” means, as of any date, with respect to the Company and its Subsidiaries, the amount calculated in accordance with the methodology set forth on Exhibit B, on a basis according to GAAP and applied on a consistent basis with the Company Audited Financial Statements;

(w)                               “Company Debt” means the aggregate amount of Indebtedness of the Company and the Company Subsidiaries as determined as of the Report Date;

(x)                                 “Company Gaming Properties” means (i) Eldorado Resorts Casino Shreveport (Shreveport, Louisiana), (ii) Eldorado Hotel Casino Reno (Reno, Nevada) and (iii) SLJV (Reno, Nevada);

(y)                                 “Company Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are used or practiced by the Company, SLJV or any of their respective Subsidiaries;

(z)                                  “Company Registered IP” means (i) all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Company Intellectual Property that are registered, recorded or filed by, for, or under authorization from (or in the name of) the Company, SLJV or any of their respective Subsidiaries, and (ii) any other applications, registrations, recordings and filings by the Company, SLJV or any of their respective Subsidiaries (or otherwise authorized by or in the name of the Company, SLJV or any of their respective Subsidiaries) with respect to any Company Intellectual Property;

(aa)                          “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(bb)                          “Datasite” means (i) with respect to the Company, the electronic data room maintained by Onehub in the Project Ridgeline folder at https://ws.onehub.com and (ii) with respect to MTR, the electronic data room maintained by Merrill Corporation in the Ridgeline folder at https://datasite.merrillcorp.com; provided that a document or information shall be deemed to have been made available on such electronic data room only if such document or information was available in such Datasite as of 1:00 p.m. (Eastern Time) on September 8, 2013;

(cc)                            “Designated Representations” means (i) with respect to the Company, the representations and warranties of the Company contained in Sections 3.2 (Capital Stock), 3.3 (Authority), and 3.21 (Brokers) of this Agreement, and (ii) with respect to any of the MTR Entities, the representations and warranties of the MTR Entities contained in Sections 4.2 (Authority), 4.6 (Ownership and Operations of the MTR Entities), and 4.9 (Brokers);

(dd)                          “ELLC” means Eldorado LLC, a Nevada limited liability company;

(ee)                            “Environmental Laws” means all foreign, federal, state, or local statutes, regulations, ordinances, judgments, codes, or decrees with respect to the protection of the environment, regulating the exposure of individuals to Materials of Environmental Concern, or relating to the emission, discharge, release or threatened release, investigation or remediation, manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport, handling or use of any Materials of Environmental Concern, in effect as of the date of this Agreement, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act;

(ff)                              “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws;

(gg)                            “Escrow Agent” means any bank, financial institution, trust company or financial services company mutually satisfactory to both MTR and the Company, which shall serve as escrow agent pursuant to the Escrow Agreement;

(hh)                          “Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of gaming and related activities or the manufacture, distribution, service or sale of alcoholic beverages, the ownership or the operation, management and development of any gaming operations, and, in the case of the Company, including the ownership, operation, management and development of the Business, and, in the case of MTR, including the ownership, operation, management and development of the business of MTR and its Subsidiaries;

(ii)                                  “Gaming Authorities” means any Governmental Entities with regulatory control and authority or jurisdiction over casino or other gaming activities and operations, or the manufacture, distribution, service or sale of alcoholic beverages, including the Nevada Gaming Control Board, the Louisiana Gaming Control Board, the PGCB, the Pennsylvania Racing Commission, the Pennsylvania Liquor Control Board, the Ohio Lottery Commission, the Ohio State Racing Commission, the West Virginia Alcohol Beverage Control Administration, the West Virginia Lottery Commission and the West Virginia Racing Commission;

(jj)                                “Gaming Law” means any foreign, federal, tribal, state, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to gaming and related activities and operations or the manufacture, distribution, service or sale of alcoholic beverages, including the rules and regulations of the Gaming Authorities;

(kk)                          “HCM” mean Hotel-Casino Management, Inc., a Nevada corporation;

(ll)                                  “Implied Per Share Price” means $5.15 per share of Parent Common Stock;

(mm)                  “Indebtedness” means, in respect of any Person, (i) indebtedness of such Person for borrowed money; (ii) obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement agreements in respect thereof) or banker’s acceptances, in each case, only to the extent drawn upon and not reimbursed; (iv) obligations of such Person to pay the deferred and unpaid purchase price of property; (v) capitalized lease obligations of such Person; (vi) indebtedness of third parties which is guaranteed by such Person or secured by an Lien on the assets of such Person; (vii) any payments to be made by such Person in connection with the acquisition of any entity by way of by merger, consolidation, or acquisition of stock or assets or any other business combination; (viii) any account payable overdue by more than three hundred sixty-five (365) days; and (ix) unpaid accrued interest on any of the foregoing items; provided, however, that to the extent that any of the foregoing items are taken into account as a reduction in the calculation of Company Adjusted Net Working Capital, such items (to the same extent) will not constitute Indebtedness for the purpose of determining Company Debt and Closing Company Debt;

(nn)                          “Intellectual Property” means any and all of the following to the extent protected by Intellectual Property Rights or Intellectual Property Rights are embodied therein:  (i) technology, formulae, algorithms, procedures, processes, methods, techniques, knowhow, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (iii) customer lists, customer contact and registration information, customer correspondence and customer purchasing histories; (iv) specifications, designs, models, devices, prototypes, schematics and development tools; (v) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (vi) databases and other compilations and collections of data or information (“Databases”); (vii) trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing (“Trademarks”); (viii) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); (ix) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information (“Trade Secrets”); and (x) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed herein;

(oo)                          “Intellectual Property Rights” means any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with Intellectual Property, including (i) patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements (“Patents”); (ii) copyrights and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated) (“Copyrights”); (iii) other rights with respect to Software, including registrations thereof and applications therefor; (iv) industrial design rights and registrations thereof and applications therefor; (v) rights with respect to Trademarks, and all registrations thereof and applications therefor; (vi) rights with respect to Domain Names, including registrations thereof and applications therefor; (vii) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any Person; (viii) rights with respect to Databases, including registrations thereof and applications therefor; (ix) publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; and (x) any rights equivalent or similar to any of the foregoing;

(pp)                          “knowledge” of (x) the Company means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(pp) of the Company Disclosure Letter and (y) MTR means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(pp) of the MTR Disclosure Letter;

(qq)                          “Material Adverse Effect” means, with respect to any Person, any event, change, occurrence or effect that would have or would reasonably be expected to have a material adverse effect on (x) the business of such Person and its Subsidiaries, taken as a whole, or (y) the ability of such Person (other than SLJV or its Subsidiaries) to consummate the transactions contemplated hereby on a timely basis, other than, in each case, any change, effect, event or occurrence resulting from (i) changes in general economic, financial market, business or geopolitical conditions, (ii) general changes or developments in any of the industries or markets in which such Person or its Subsidiaries operate or intend to operate, including increased competition, (iii) any actions required to be taken pursuant to Section 5.7 of this Agreement to obtain any approval or authorization under applicable antitrust or competition Laws or applicable Gaming Laws necessary for the consummation of the Mergers, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (v) any change in the price or trading volume of such Person’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (vi) any outbreak or escalation of hostilities or war or any act of terrorism or any other national or international calamity, crisis or emergency, (vii) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any other Person (who is not a party to this Agreement) with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of such Person and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (viii) any action taken by such Person, or which such Person causes to be taken by any of its Subsidiaries, in each case which is required or permitted by this Agreement or (ix) any actions taken (or omitted to be taken) at the request of the other party to this Agreement.  For the avoidance of any doubt, any change in the financial condition, results of operation, or other financial performance, including to Adjusted Company EBITDA, Adjusted MTR EBITDA, and Company Adjusted Net Working Capital, of any Person between the date hereof and the Closing Date shall not be taken into account in determining whether there has been a Material Adverse

Effect (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect);

(rr)                                “Materials of Environmental Concern” means any contaminants, pollutants and hazardous, acutely hazardous, extremely hazardous or toxic material, substance or waste defined and regulated as such under applicable Environmental Laws and also including asbestos, polychlorinated biphenyls, radioactive materials, and petroleum products, byproducts and wastes or byproducts associated with the extraction, refining or use of petroleum, petroleum products or other hydrocarbons, whether or not any such petroleum products, byproducts, wastes or other hydrocarbons or substances are listed or classified in such Environmental Laws;

(ss)                              “Merger Member Side Agreement” means an agreement among the Merger Members pursuant to which (among other things) the Merger Members agree to transfer to the Company any interests that any of the Merger Members have in any Subsidiary of the Company or in SLJV in exchange for a portion of the Company Merger Consideration.

(tt)                                “Merger Member Undertaking” means an agreement between Parent and a Merger Member, substantially in the form of Exhibit G hereto.

(uu)                          “MTR Common Stock” means the common stock, par value $0.00001 per share, of MTR;

(vv)                          “MTR Credit Agreement” means Credit Agreement dated as of August 1, 2011, among MTR, certain Subsidiaries of MTR, the lenders signatories thereto, and JPMorgan Chase Bank, N.A., as administrative agent;

(ww)                      “MTR Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights that are used or practiced by MTR or any of its Subsidiaries;

(xx)                          “MTR Registered IP” means (i) all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the MTR Intellectual Property that are registered, recorded or filed by, for, or under authorization from (or in the name of) MTR or any of its Subsidiaries, and (ii) any other applications, registrations, recordings and filings by MTR or any of its Subsidiaries (or otherwise authorized by or in the name of MTR or any of its Subsidiaries) with respect to any MTR Intellectual Property;

(yy)                          “MTR Stock Plans” means MTR’s:  2002 Stock Incentive Plan, 2004 Stock Incentive Plan, 2005 Stock Incentive Plan, 2007 Stock Incentive Plan and 2010 Long-Term Incentive Plan;

(zz)                            “MTR Transaction Expenses” means, as of the Closing Date, any fees, expenses and amount payable to MTR’s accountants, brokers, investment banks, financial advisors, legal counsel or any other advisors, agents, outside advisors or representatives in connection with this Agreement, the Mergers or any of the other transactions contemplated by this Agreement, including its portion of any filing fee or other charges required under the HSR

Act with respect to MTR and its Subsidiaries, whether or not they have been paid by MTR as of the Closing Date, as adjusted pursuant to Section 2.9(e);

(aaa)                   “Owned Company Intellectual Property” means any and all Company Intellectual Property that is owned in whole or in part by the Company or any of its Subsidiaries (or that the Company or any of its Subsidiaries claims or purports to own in whole or in part).  “Owned Company Intellectual Property” includes, but is not limited to, the Company Registered IP;

(bbb)                   “Owned MTR Intellectual Property” means any and all MTR Intellectual Property that is owned in whole or in part by MTR or any of its Subsidiaries (or that MTR or any of its Subsidiaries claims or purports to own in whole or in part).  “Owned MTR Intellectual Property” includes, but is not limited to, the MTR Registered IP;

(ccc)                      “Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (iv) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, and (v) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses;

(ddd)                   “Person” means an individual, corporation, partnership, limited liability company, association, trust, estate, or other entity or organization, including any Governmental Entity;

(eee)                      “Personal Information” means information related to an identified or identifiable person, including name, mailing address, telephone number, e-mail address, social security number, driver’s license number, credit or debit card number, or financial account information;

(fff)                         “PGCB” means the Pennsylvania Gaming Control Board;

(ggg)                      “PGCB Assessed Fee” means the change of control fee that the PGCB will assess in connection with any petition or application for approval of the change of control of MTR and its Subsidiaries arising in connection with the consummation of the transactions contemplated hereby;

(hhh)                   “REI” means Recreational Enterprises, Inc., a Nevada corporation;

(iii)                               “Requisite Gaming Approvals” means only those Gaming Approvals from the PGCB, the Ohio Lottery Commission, the West Virginia Lottery Commission, the Nevada Gaming Control Board, and the Louisiana Gaming Control Board as are necessary in order to allow MTR and its Subsidiaries, upon the consummation of the Mergers, to continue their operation solely of the Subsidiaries’ respective gaming activities (which shall not be considered to include any permits, approvals or licenses relating to the service of food or beverages or any other non-gaming activities, regardless of whether any such activities are conducted within the same physical space as gaming activities or in conjunction with such gaming activities);

(jjj)                            “SLJV” means Circus and Eldorado Joint Venture, LLC, a Nevada limited liability company;

(kkk)                   “SLJV Adjusted Net Working Capital” means, as of any date, with respect to SLJV and its Subsidiaries, the amount calculated in accordance with the methodology set forth on Exhibit B, on a basis according to GAAP and applied on a consistent basis with the Company Audited Financial Statements;

(lll)                               “SLJV Partner Notes” means the subordinated loans made to SLJV by the Company or any of its Subsidiaries which are outstanding as of the Closing Date;

(mmm)       “Software” means, all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing;

(nnn)                   “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(ooo)                   “Superior Proposal” means any Acquisition Proposal (A) on terms which the MTR Board determines, in its good faith judgment, after consultation with MTR’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to MTR’s stockholders than the Mergers, taking into account all the terms and conditions of such proposal, and this Agreement (including any adjustment to this Agreement proposed by the Company in response to such Acquisition Proposal) and (B) that the MTR Board believes is reasonably likely to be completed, taking into account all financial (including economic and financing terms), regulatory (which may include the relative likelihood and timeliness of obtaining the required Gaming Approvals), legal and other aspects of such proposal as the MTR Board, in the good faith performance, discharge and exercise of its fiduciary duties, deems relevant; provided, that for purposes of the definition of “Superior Proposal,” the references to “15%”in the definition of Acquisition Proposal shall be deemed to be references to “80%;”

(ppp)                   “Tax” (and, with correlative meaning, “Taxes”) means (a) any net income, federal, state, local or foreign income, alternative or add-on minimum tax, ad valorem, business license, capital, custom, disability, documentary, employment, environmental, excise, franchise, gains, gross income, gross receipts, import, license, occupation, payroll, personal property, premium, profits, property transfer, real property, recording, registration, sales, services, severance, social security, stamp, transfer, unemployment, unemployment insurance, use, value added, wage, windfall profit, withholding, custom, duty, levy or other tax, or other governmental assessment, charge or fee in the nature of a tax (whether payable directly or by withholding); (b) any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; and (c) any estimated Tax, together with any interest, fines or any penalty, addition to tax or additional amount and any interest on such penalty, fine addition to tax or additional amount, imposed by any Tax Authority;

(qqq)                   “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return filed or required to be filed with a Tax Authority;

(rrr)                            “Tax Authority” means any Governmental Entity responsible for the imposition, assessment or collection of any Tax (domestic or foreign);

(sss)                         “Triggering Event” means any of the following:  (i) the MTR Board (or any committee thereof) shall effect an Adverse Recommendation Change, (ii) MTR shall fail to include in the Proxy Statement, or shall have amended the Proxy Statement to exclude, the MTR Board Recommendation, (iii) MTR (or any Subsidiary thereof) or the MTR Board (or any committee thereof) shall approve, adopt, endorse, recommend or enter into any Acquisition Agreement, (iv) MTR shall have materially breached any of its obligations under Section 5.4 or (v) MTR (or any Subsidiary thereof) or the MTR Board (or any committee thereof) shall authorize or publicly propose any of the foregoing;

(ttt)                            “Unit” means a portion of the a Company Membership Interest representing a Membership Interest (as defined in the Company Operating Agreement) equal to 1%; and

(uuu)                   “Vessel” means the vessel with the name “Hollywood Dreams”, Official Number 1099497, and all related fittings, furnishings, fixtures, equipment and appurtenances.

Section 8.4                                    Interpretation.  When a reference is made in this Agreement to a Section, Article, or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any

Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 8.5                                    Entire Agreement.  This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the MTR Disclosure Letter and the Confidentiality Agreement constitute the entire agreement of the parties, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6                                    Parties in Interest.  This Agreement is not intended to, and shall not, confer upon any Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof, and (b) from and after the Effective Time, the rights of holders of Company Membership Interests to receive the Merger Consideration set forth in Article II.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties.  Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7                                    Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflict of laws principles of the State of Delaware.

Section 8.8                                    Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the courts of the State of Delaware located in Wilmington, New Castle County, Delaware or the federal courts of the United States of America located in Wilmington, Delaware.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9                                    Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10                             Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, subject to the limitations contained in this Section 8.10, each of the Company, Parent, MTR, Merger Sub A and Merger Sub B, shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware located in New Castle County, Delaware or any federal court located in Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 8.11                             Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.12                             Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.13                             Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  This Agreement may be executed by signatures delivered by facsimile or email, and a copy hereof that is executed and delivered by a party by facsimile or email

(including in .pdf format) will be binding upon that party to the same extent as a copy hereof containing that party’s original signature.

Section 8.14                             Facsimile or Electronic Signature.  This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

Section 8.15                             No Presumption Against Drafting Party.  Each of MTR, Merger Sub A, Merger Sub B, Member Representative and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 8.16                             Personal Liability.  This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of any MTR Entity (other than MTR), any direct or indirect equityholder of the Company, or any officer, director, manager, employee, agent, representative or investor of any of them.

Section 8.17                             Member Representative.

(a)                                 Appointment of Member Representative.  The Company and each of the Merger Members hereby irrevocably make, constitute, and appoint Thomas Reeg, Robert Jones and Gary Carano as their representative (collectively, the “Member Representative”) immediately following the Effective Time and authorizes and empowers each of them to act individually to receive all demands, notices and other communications on or with respect to the Company, the Company Subsidiaries and each of the Merger Members hereunder as each such Person’s true and lawful attorney-in-fact and agent, and for such Person and in such Person’s name, to (i) receive all demands, notices or other communications directed to such Person under this Agreement and to take any action (or to determine to refrain from taking any action) with respect thereto as the Member Representative may deem appropriate as effectively as such Person could act for itself (including, without limitation, the defense of any indemnity claims or the negotiation, settlement or compromise of any dispute or controversy), (ii) give all notices, demands and other communications to the MTR Entities or other Persons for and on behalf of the Company, the Company’s Subsidiaries and each of the Merger Members, (iii) perform the obligations set forth in Section 2.9 for and on behalf of the Company and each of the Merger Members, and (iv) take all actions necessary or appropriate in the judgment of the Member Representative to accomplish or otherwise effect any of the foregoing including the execution and delivery of any related agreement and all instruments and documents of every kind incident to any of the foregoing duties with the same effect as if such Person had executed and delivered such related agreements and other instruments and documents personally.  Accordingly, any demands, notices or other communications directed to the Company and any of the Merger Members hereunder shall be deemed effective if given to the Member Representative.  Upon the death, resignation or incapacity of each person constituting the Member Representative, a successor shall be appointed by a majority of the independent directors then serving on Parent Board, which appointment shall be made within the thirty (30) day period immediately following the date of such death, resignation or incapacity, and such successor shall either be one of the remaining Merger Members or any other Person reasonably acceptable to Parent who shall agree in writing to accept such appointment in accordance with the terms hereof.  The resignation of any Member Representative shall not be effective until a successor Member Representative has been appointed, and has accepted such appointment in accordance with the provisions of this Section 8.17(a).  The selection of a successor Member Representative appointed in any manner permitted in this Section 8.17(a) shall be final and binding upon the Company, the Company Subsidiaries and all of the Merger Members and written notice of such selection and appointment shall be provided to MTR promptly.

(b)                                 Decisions, Acts, Etc. of Member Representative.  Any decision, act, consent or instruction of the Member Representative with respect to matters contemplated by this Section 8.17 (which may be done by either person constituting the Member Representative, acting individually) shall constitute a decision, act, consent or instruction of the Company, the Company’s Subsidiaries and all of the Merger Members and shall be final, binding and conclusive upon the Company, the Company’s Subsidiaries and each of the Merger Members, and Parent and the Escrow Agent may rely on each such decision, act, consent or instruction of the Member Representative as being the decision, act, consent or instruction of the Company, the Company’s Subsidiaries and each of the Merger Members.  The individuals constituting the Member Representative agree that, at any time that there are three individuals constituting the Member Representative, the Member Representative shall make decisions and act in accordance with the approval or direction of a majority of such individuals.  Parent and Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in reliance upon, or in accordance with, any such decision, act, consent or instruction of the Member Representative.

(c)                                  Acceptance of Appointment by Member Representative.  Each of Thomas Reeg, Robert Jones and Gary Carano, by his execution of this Agreement, hereby accepts his appointment as the Member Representative pursuant to Section 8.17(a).

(d)                                 Liability.  The Member Representative and the individuals constituting the Member Representative have no obligations hereunder except as set forth in this Section 8.17 or as otherwise expressly set forth herein, and none of them shall be liable for any decision, act, consent or instruction done or omitted hereunder as Member Representative while acting in good faith and in the exercise of reasonable judgment.  Except as expressly set forth herein, Parent shall indemnify the Member Representative (including each individual constituting the Member Representative) and hold the Member Representative (including each individual constituting the Member Representative) harmless against any loss, liability or expense incurred without fraud, willful misconduct or bad faith on the part of the Member Representative (or such individual constituting the Member Representative, as the case may be) and arising out of or in connection with the acceptance or administration of the Member Representative’s duties hereunder.

Section 8.18                             Stockholders Representative.

(a)                                 Appointment of Stockholders Representative.  MTR, on behalf of itself and its stockholders, shall irrevocably make, constitute, and appoint a non-employee member of the MTR Board who will not be serving on the Parent Board immediately following the Effective Time and will not be an employee of the Parent or any of its Subsidiaries immediately following the Effective Time no later than the Closing Date as their representative (the

“Stockholders Representative”) immediately following the Effective Time and authorizes and empowers such Person to act to receive all demands, notices and other communications on or with respect to MTR and its stockholders prior to the Effective Time as each such Person’s true and lawful attorney-in-fact and agent, and for such Person and in such Person’s name, to (i) perform the obligations set forth in Section 2.9 for and on behalf of MTR and its stockholders prior to the Effective Time, and (ii) take all actions necessary or appropriate in the judgment of the Stockholders Representative to accomplish or otherwise effect any of the foregoing including the execution and delivery of any related agreement and all instruments and documents of every kind incident to any of the foregoing duties with the same effect as if such Person had executed and delivered such related agreements and other instruments and documents personally.  Upon the death, resignation or incapacity of such Person constituting the Stockholders Representative, a successor shall be appointed by a majority of the independent directors then serving on Parent Board, which appointment shall be made within the thirty (30) day period immediately following the date of such death, resignation or incapacity, and such successor shall either be one of the remaining non-employee members of the MTR Board who is not then serving on the Parent Board and is not then an employee of the Parent or any of its Subsidiaries or any other Person reasonably acceptable to Parent who shall agree in writing to accept such appointment in accordance with the terms hereof.  The resignation of any Stockholders Representative shall not be effective until a successor Stockholders Representative has been appointed, and has accepted such appointment in accordance with the provisions of this Section 8.18(a).  The selection of a successor Stockholders Representative appointed in any manner permitted in this Section 8.18(a) shall be final and binding upon MTR and its stockholders prior to the Effective Time and written notice of such selection and appointment shall be provided to Parent promptly.

(b)                                 Decisions, Acts, Etc. of Stockholders Representative.  Any decision, act, consent or instruction of the Stockholders Representative with respect to matters contemplated by this Section 8.18 shall constitute a decision, act, consent or instruction of MTR and its stockholders prior to the Effective Time and shall be final, binding and conclusive upon MTR and its stockholders prior to the Effective Time, and Parent and the Escrow Agent may rely on each such decision, act, consent or instruction of the Stockholders Representative as being the decision, act, consent or instruction of MTR and its stockholders prior to the Effective Time.  Parent and Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in reliance upon, or in accordance with, any such decision, act, consent or instruction of the Stockholders Representative.

(c)                                  Payment for Service of the Stockholders Representative.  Parent shall pay the Stockholders Representative for the period beginning on the Effective Time and ending upon the termination of the Escrow Agreement, a monthly retainer at the rate equal to $40,000 per year, payable in cash in equal monthly installments, on a monthly basis on the first day of each month.  Payment of such retainer shall increase the Adjusted Company Merger Consideration in accordance with Section 2.9(i).

(d)                                 Liability.  The Stockholders Representative has no obligations hereunder except as set forth in this Section 8.18 or as otherwise expressly set forth herein, and he or she shall not be liable for any decision, act, consent or instruction done or omitted hereunder as Stockholders Representative while acting in good faith and in the exercise of reasonable judgment.  Except as expressly set forth herein, Parent shall indemnify the Stockholders

Representative and hold the Stockholders Representative harmless against any loss, liability or expense incurred without fraud, willful misconduct or bad faith on the part of the Stockholders Representative and arising out of or in connection with the acceptance or administration of the Stockholders Representative’s duties hereunder.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELDORADO HOLDCO, LLC

By:	/s/ Gary Carano
Name: Gary Carano
Title: President and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]

MEMBER REPRESENTATIVE

Solely as to Section 8.17 and each other provision of the agreement expressly relating to the Member Representative:

/s/ Thomas Reeg
Thomas Reeg, an adult individual

/s/ Robert Jones
Robert Jones, an adult individual

/s/ Gary Carano
Gary Carano, an adult individual

[Signature Page to Agreement and Plan of Merger]

ECLAIR HOLDING COMPANY

By:	/s/ Joseph L. Billhimer, Jr.
Name: Joseph L. Billhimer, Jr.
Title: President

RIDGELINE ACQUISITION CORP.

By:	/s/ Joseph L. Billhimer, Jr.
Name: Joseph L. Billhimer, Jr.
Title: President

ECLAIR ACQUISITION COMPANY, LLC

By:	/s/ Joseph L. Billhimer, Jr.
Name: Joseph L. Billhimer, Jr.
Title: President

MTR GAMING GROUP, INC.

By:	/s/ Joseph L. Billhimer, Jr.
Name: Joseph L. Billhimer, Jr.
Title: President and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Eldorado Merger Consideration Exhibit

TO BE UPDATED PRIOR TO CLOSING

LTM
($ in millions, except per share data)	6/30/2013

A. Eldorado Resorts Merger Consideration

Eldorado Resorts Adjusted EBITDA Reconciliation
Net Income (Loss) Attributable to the Company	$10.8
Interest Expense, Net of Interest Income	16.0
Depreciation & Amortization	16.7
Equity in (Income) Losses of Unconsolidated Affiliates	(0.9)
Eldorado Resorts EBITDA	$42.5
Non Recurring Items	0.8
Eldorado Resorts Adjusted EBITDA	$43.3

Eldorado Resorts Adjusted EBITDA	$43.3
EV / EBITDA Multiple	6.81x
Implied Enterprise Value	$295.1
Less: Eldorado Resorts Total Debt (1)	(173.0)
Less: Eldorado Resorts Capital Leases and Interest Payable (2)	(1.1)
Plus: Eldorado Resorts Excess Cash and Cash Equivalents (3)	18.9
Plus: Restricted Cash Required for Silver Legacy Credit Support, if Applicable	5.0
Eldorado Resorts Closing Net Working Capital Surplus (Shortfall) to Target Net Working Capital	—
A. Eldorado Resorts Merger Consideration	$144.9

B. Silver Legacy Component

Silver Legacy Adjusted EBITDA Reconciliation
Net Income (Loss) Attributable to the Company	$(8.1)
Interest Expense, Net of Interest Income	11.6
Depreciation & Amortization	11.9
Change in Fair Value of Life Insurance Contracts	(0.5)
Silver Legacy EBITDA	$14.9
Non Recurring Items	5.6
Silver Legacy Adjusted EBITDA	$20.5

Silver Legacy Adjusted EBITDA	$20.5
EV / EBITDA Multiple	6.81x
Implied Enterprise Value	139.4
Less: Silver Legacy Adjusted Total Debt (4)	(110.4)
Less: Silver Legacy Accrued Interest	(1.1)
Plus: Silver Legacy Excess Cash and Cash Equivalents (3)	9.9
Silver Legacy Closing Net Working Capital Surplus (Shortfall) to Target Net Working Capital	—
Silver Legacy Equity Value	$37.9

Eldorado Interest	50.0%
Eldorado Equity Interest in Silver Legacy	$18.9
Plus: Eldorado Portion of Joint Venture Partner Notes	7.5
Plus: Equity True Up With MGM	5.0
B. Silver Legacy Component	$31.4

C. MTR Transaction Expense Adjustment	$7.0

Company Merger Consideration (A+B+C)
A. Eldorado Resorts Merger Consideration	$144.9
B. Silver Legacy Component	31.4
C. MTR Transaction Expense Adjustment	7.0
= Eldorado Merger Consideration	$183.4
Price of Shares Issued	$5.15
Aggregate Eldorado Merger Shares	35,605,867

(1)         Includes $5.0 million Term Loan and $168.0 million of 8.625% Senior Secured Notes.

(2)         Includes $0.5 million of Capital Lease Obligations and $0.7 million of Interest Payable.

(3)         Excess cash equals total cash less cage cash.

(4)         Includes $66.0 million Senior Credit Facility, $29.4 million principal balance of Second Lien Notes (does not include $26.5 million of estimated future cash payments and PIK interest on Second Lien Notes) and $15.0 million face value of Joint Venture Partner Notes.

Exhibit B

Net Working Capital Exhibit

TO BE UPDATED PRIOR TO CLOSING

($ in thousands)

		Actual	Surplus /
Eldorado Resorts	Target	At Closing	(Shortfall)

Net Working Capital Assets
Cage Cash	$13,650
Restricted Cash	222
Accounts Receivable, Net	4,185
Inventories	3,181
Prepaid Expenses	2,288
Current Assets	$23,526

Net Working Capital Liabilities
Accounts Payable	$7,010
Accrued Other Liabilities	16,078
Current Liabilities	$23,088

Net Working Capital (Eldorado Reno and Shreveport)	$438

		Actual	Surplus /
Silver Legacy	Target	At Closing	(Shortfall)

Net Working Capital Assets
Cage Cash	$6,000
Accounts Receivable, Net	4,694
Inventories	2,249
Prepaid Expenses	2,675
Current Assets	$15,618

Net Working Capital Liabilities
Accounts Payable	$5,751
Accrued and Other Liabilities	10,089
Underfunded SERP Liability	—
Current Liabilities	$15,840

Silver Legacy Net Working Capital	$(222)

Exhibit C

Combined Adjusted EBITDA Exhibit (Based on Most Recent Month Prior to Close) (1)

TO BE UPDATED PRIOR TO CLOSING

		Six Months Ended		LTM
($ in millions)	FY2012	6/30/2012	6/30/2013	6/30/2013

A. MTR Gaming Group Adjusted EBITDA

Net Income (Loss) from Continuing Operations	$(5.4)	$(5.3)	$1.6	$1.4
Interest Expense, Net of Interest Income and Capitalized Interest	67.8	33.3	34.8	69.3
Provision for Income Taxes	3.6	1.3	1.3	3.6
Depreciation & Amortization	27.5	12.1	15.1	30.5
Other Regulatory Gaming Assessments	0.4	(0.2)	(0.3)	0.3
Pre-Opening Expense	2.7	2.5	—	0.2
Share-Based Compensation Expense	1.1	0.6	0.7	1.1
MTR Gaming Group EBITDA	$97.6	$44.4	$53.2	$106.5

Non Recurring Items:
Transaction Expenses	$—	$—	$—	$—
Gain (Loss) on the Sale or Disposal of Property	(0.1)	(0.0)	(0.1)	(0.1)
MTR Gaming Group Adjusted EBITDA	$97.6	$44.4	$53.1	$106.3

B. Eldorado Resorts Adjusted EBITDA

Net Income (Loss) Attributable to the Company	$8.7	$5.8	$7.9	$10.8
Interest Expense, Net of Interest Income	16.1	8.0	7.9	16.0
Depreciation & Amortization	17.7	9.7	8.7	16.7
Equity in (Income) Losses of Unconsolidated Affiliates	(0.7)	(0.4)	(0.5)	(0.9)
Eldorado Resorts EBITDA	$41.7	$23.1	$24.0	$42.5

Non Recurring Items:
Transaction Expenses	$—	$—	$—	$—
Loss on Property Donation	0.8	—	—	0.8
Loss (Gain) on Early Retirement of Debt, Net	0.0	—	—	0.0
Loss (Gain) on Sale / Disposition of Long-Lived Assets	0.2	0.2	(0.0)	0.0
Eldorado Resorts Adjusted EBITDA	$42.6	$23.3	$24.0	$43.3

Combined Adjusted EBITDA (A+B)

A. MTR Gaming Group Adjusted EBITDA				$106.3
B. Eldorado Resorts Adjusted EBITDA				43.3
= Combined Adjusted EBITDA				$149.7

Minimum Required Combined Adjusted EBITDA				$115.0

(1) The most recent calendar month preceding the closing date by at least twenty days.

Exhibit D

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ELDORADO RESORTS, INC.

Article I. Corporate Name

The name of the Corporation is Eldorado Resorts, Inc.

Article II. Principal Office and Registered Agent

The principal office and place of business of the Corporation shall be [                  ] Reno, Nevada [    ], and the name of its initial registered agent at that office is [        ].

Article III. Corporate Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the provisions of Chapter 78 of the Nevada Revised Statutes.

Article IV. Capitalization

The total number of shares of stock which the Corporation shall have authority to issue is one hundred million (100,000,000) shares of common stock, par value $0.00001 per share (hereinafter referred to as “Common Stock”).

Article V. Common Stock

A. Voting.

Each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation for the election of directors and on all other matters on which stockholders of the Corporation are entitled to vote.

B. Dividends.

The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

Article VI. Board of Directors.

The name and mailing address of the incorporator are as follows:

Name	Mailing Address

[ ]	[ ]

1

Elections of directors need not be by written ballot unless the bylaws of the Corporation so provide.

The Board of Directors are expressly authorized to make, alter, or repeal the Bylaws of the Corporation.

Article VII. Director and Officer Liability

A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this provision shall not eliminate or limit the liability of a director or officer for:

1. acts or omissions which involve the intentional misconduct, fraud or a knowing violation of the law; or

2. in the case of directors, the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

If the Nevada Revised Statutes are hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

Indemnification by the Corporation of directors, officers or other agents of the Corporation may be authorized by the Bylaws of the Corporation or by resolution of the Board of Directors, to the fullest extent permitted under Nevada law at the time such indemnification is granted.

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation as they are incurred and in advance of final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director is not entitled to be indemnified by the Corporation.

Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation or of the indemnification provisions of the Bylaws by the Board of Directors or the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing prior to the date when such repeal or modification becomes effective.

Article III. Acquisition Proposal

(a)           When evaluating any “Acquisition Proposal” as defined in section (b) of this Article VI, the board of directors shall, in exercising its judgment with respect to the best interest of

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the Corporation, be authorized to give due consideration to such factors as the Board of Director determines to be relevant, including, without limitation:

(i)            the interests of the Corporation’s stockholders;

(ii)           whether the proposed transaction might violate federal or state laws, or affect the Corporation’s ability to obtain required licenses;

(iii)          the consideration being offered in the proposed transaction, in relation not only to the then current market price for the outstanding capital stock of the Corporation, but also to the market price for the capital stock of the Corporation over a period of years, the estimated price that might be achieved in a negotiated sale of the Corporation as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices, and the Corporation’s financial condition and future prospects; and

(iv)          the social, legal and economic effects upon employees, suppliers, customers and others having similar relationships with the Corporation, and the communities in which the Corporation conducts it business.

(b)           “Acquisition Proposal” means a proposal by any person to (i) make a tender offer or exchange offer for any equity securities of the Corporation, (ii) merge or consolidate the Corporation with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation.

(c)           The provisions of this Article VI may not be altered, amended or repealed by the stockholders except by a vote of 80% of the outstanding shares of the Corporation entitled to vote in the election of directors.

Article IX. Compliance With Gaming Laws

A. Ownership Restriction; Required Cooperation With Gaming Authorities. No Person may become the Beneficial Owner of five percent (5%) or more of the Corporation’s common stock unless such person agrees in writing delivered to the Corporation at its registered office to:

(1)           provide to the Gaming Authorities information regarding such Person, including, without limitation, information regarding other gaming related activities of such Person and financial statements and disclosures, in such form, and with such updates, as may be requested and/or required by any Gaming Authority;

(2)           respond to written and/or oral questions and inquiries that may be propounded by any Gaming Authority; and

(3)           consent to the performance of any personal background investigation that may be required by any Gaming Authority, including, without limitation, an investigation of any criminal record and/or alleged criminal activity of such Person.

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B.            Repurchase Rights of Corporation. Notwithstanding any other provision of the Corporation’s Certificate of Incorporation, any and all issued and outstanding shares of common stock held or otherwise owned by a Disqualified Holder (the “Repurchase Securities”) shall be subject to repurchase by the Corporation at any time at the sole discretion of the Corporation by action of its board of directors. The terms and conditions of such repurchase shall be as follows:

(1)           the repurchase price of the Repurchase Securities to be repurchased pursuant to this section B of Article VII shall be an amount equal to the Fair Market Value of such Repurchase Securities or such other repurchase price as required by either the Nevada Revised Statutes, any State law applicable to the determination that a Beneficial Owner is a Disqualified Holder or applicable federal law;

(2)           the repurchase price of such Repurchase Securities may be paid in cash, or Corporation Debt Securities, or any combination thereof;

(3)           if leas than all of the Repurchase Securities held or otherwise owned by one or more Disqualified Holders are to be repurchased, the Repurchase Securities to be repurchased shall be selected in such manner as shall be determined by the Corporation’s board of directors in their sole discretion, which may include selection of the most recently acquired Repurchase Securities, selection of Repurchase Securities by lot, or selection of Repurchase Securities in such other manner as shall be determined by the Corporation’s board of directors.

(4)           at least ten (10) days’ written notice of the Repurchase Date shall be given to the Beneficial Owner (and the record holder if such Person is not the Beneficial Owner) of the Repurchase Securities selected to be repurchased (unless notice is waived in writing by any such holder) provided that the Repurchase Date may be the date on which written notice is given if the cash or Corporation Debt Securities necessary to effect the repurchase shall have been deposited in trust for the benefit of such record holder and subject to immediate withdrawal upon surrender of the certificates for the Repurchase Securities to be repurchased;

(5)           from and after the Repurchase Date or such earlier date as mandated by either the Nevada Revised Statutes, any State law applicable to the determination that a Beneficial Owner is a Disqualified Holder or applicable federal law, any and all rights of whatever nature which may be held by the Beneficial Owners of Repurchase Securities selected for repurchase (including, without limitation, any rights to vote or participate in dividends declared on securities of the same class or series as such Repurchase Securities), shall cease and terminate and such Beneficial Owners shall thenceforth be entitled only to receive the cash or Corporation Debt Securities payable upon repurchase; and

(6)           such other terms and conditions as the board of directors shall determine.

C.            Legends. An endorsement, in language substantially as follows, shall be placed on each certificate representing securities subject to this restriction issued by the Corporation and on the register of shares:

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“The securities represented by this certificate are subject to a repurchase option of the Corporation as set forth in the Certificate of Incorporation, which Certificate of Incorporation is available for inspection at the Corporation’s registered office. These securities may not be sold, assigned, transferred, pledged or otherwise disposed of in violation of the restrictions set forth in the Certificate of Incorporation.”

D.            Definitions. Capitalized terms used in this Article VII shall have the meanings stated below.

“Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b under the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). The term “registrant” as used in said Rule 12b-2 shall mean the Corporation.

“Beneficial Owner” shall mean any person who, singly or together with any of such person’s Affiliates or Associates, directly or indirectly, has “beneficial ownership” of common stock (as determined pursuant to Rule 13d-3 of the Act).

“Corporation Debt Securities” shall mean debt securities of the Corporation having such terms and conditions as shall be approved by the board of directors and, which, shall comprise all or a portion of the repurchase price.

“Disqualified Holder” shall mean any Beneficial Owner of shares of common stock of the Corporation or any of its Subsidiaries, whose holding of shares of common stock may result, in the judgment of the board of directors, in (i) the denial, loss or non-reinstatement of any license or franchise from any governmental agency applied for or held by the Corporation or any Subsidiary to conduct any portion of the proposed or actual business of the Corporation or any Subsidiary, which license or franchise is conditioned upon some of all of its holders of common stock meeting certain criteria, or (ii) the disapproval, modification, or non-renewal of any contract under which the Corporation or any of its Subsidiaries has sole or shared authority to manage any gaming operations.

‘‘Fair Market Value” of a share of common stock shall mean (i) the average closing price of a share of the Corporation’s common stock on the principal exchange on which shares of the Corporation’s common stock are then traded for the 20 trading days preceding the repurchase; or (ii) if the Corporation’s common stock is not traded on an exchange but is quoted on NASDAQ or a successor quotation system, the average of either (1) the last sale price (if the common stock is then listed as a National Market Issue under the NASD National Market System) or (2) the mean between the closing representative bid and asked prices (in all other cases) for the common stock an such trading days as reported by NASDAQ or such successor quotation system; or (iii) if the Corporation’s common stock is publicly traded, but not either listed on an exchange or quoted on NASDAQ or a successor quotation system, the average of the mean between the closing bid and asked prices for the common stock on such trading days as determined by the board of directors; or (iv) if the Corporation’s common stock is not publicly traded, the fair market value established by the board of directors acting in good faith.

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“Gaming Authorities” shall mean any governmental authority regulating any form of gaming that has jurisdiction over the Corporation or its Subsidiaries.

“Person” shall mean any natural person, corporation, firm, partnership, association, government, governmental agency, or any other entity, whether acting as an individual, fiduciary, or any other capacity.

“Repurchase Date” shall mean the date fixed by the board of directors for repurchase of any shares of stock of the Corporation.

“Subsidiary” shall mean any company of which a majority of any class of equity securities is beneficially owned by the Corporation.

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IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged these Amended and Restated Articles of Incorporation as of this      day of           , 2013.

by:

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Exhibit E

AMENDED AND RESTATED

BYLAWS OF

ELDORADO RESORTS, INC.

                   , 2014

AMENDED AND RESTATED

BYLAWS

OF

ELDORADO RESORTS, INC.

ARTICLE I

Offices

Section 1.1   Principal Offices.  The principal offices of the corporation shall be located in the City of Reno, State of Nevada, or in such other location as the Board of Directors may from time to time determine.  The corporation may have such other offices, either within or outside Nevada, as the Board of Directors may designate or as the business of the corporation may require from time to time.

Section 1.2  Registered Office and Agent.  The registered office of the corporation required by the Nevada Revised Statutes to be maintained in Nevada shall be located at [          ], Nevada. The name of the registered agent at that address is [          ].   The registered office and the registered agent may be changed from time to time by the Board of Directors.

ARTICLE II

Stockholders

Section 2.1 Annual Meeting.   The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be designated from time to time by the Board of Directors. At the annual meeting, directors shall be elected and any other business may be transacted as may be properly brought before the meeting pursuant to these Bylaws.

Section 2.2 Special Meetings.  Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the Nevada Revised Statutes (“NRS”) or by the Articles of Incorporation of the corporation (as amended from time to time, the “Articles of Incorporation”), may be called by the chairman of the board or the chief executive officer, or if there be no chairman of the board and no chief executive officer, by the president, and shall be called by the secretary upon the written request of at least a majority of the Board of Directors or at the request of the holders of not less than one-fourth of all the outstanding shares of the corporation entitled to vote at the meeting. Such request shall state the purposes of the proposed meeting. The officers and directors shall fix the time and any place, either within or outside the State of Nevada, as the place for holding such meeting.

Section 2.3  Place of Meetings.  All meetings of stockholders shall be held at such place, either within or outside the State of Nevada, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

Section 2.4  Notice of Meeting.  Written notice of each meeting of the stockholder stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by first class, certified or registered mail, by or at the direction of the chairman of the board, the chief executive officer, the president, the secretary or the officer or other person authorized to give notice of the meeting, to each stockholder of record entitled to vote at such meeting.  If mailed, the notice shall be deemed to be delivered as to any stockholder of record when deposited in the United States Mail, addressed to the stockholder at his or her address as it appears on the stock transfer books of the corporation, with postage prepaid.  If (a) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting during the period between such two consecutive annual meetings or (b) all, and at least two, payments of dividends or interest during a twelve month period have been mailed to the last known address of any stockholder of record and are returned as undeliverable, no further notices to such stockholder shall be necessary until another address for such stockholder is made known to the corporation.

Section 2.5 Waiver of Notice.  When any notice is required to be given to any stockholder under the provisions of the Nevada Revised Statutes or under the provisions of the Articles of Incorporation or these Bylaws, a waiver thereof in notice signed writing or sent by the transmission of an electronic record signed by the person or persons entitled to said notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.  Attendance of a stockholder at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.6  Fixing of Record Date.  In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, or to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting; not more than ten (10) days after the resolution fixing the record date for any written consent; and not more than sixty (60) days prior to any other action.  If no record date is fixed, the record date shall be:  (a) for determining stockholders entitled to notice of or to vote at a meeting of stockholders the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;  (b) for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, the day on which the first written consent is delivered to the corporation; and (c) for determining stockholders for any other purpose the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 2.7 Voting Record.  The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the stockholders, a complete record of the stockholders entitled to vote at the meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. The record shall be subject to the inspection of any stockholders for any purpose germane to the meeting during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.  The original stock transfer books shall be prima facie evidence as to who are the stockholders entitled to examine the record or transfer books or to vote at any meeting of the shareholders.

Section 2.8  Proxies.   At all meetings of the stockholders, a stockholder entitled to vote may vote in person, or by proxy executed in writing by the stockholder or by his or her duly authorized attorney-in-fact. Any proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Unless otherwise provided in the proxy and not prohibited by applicable law, a proxy may be revoked at any time before it is voted, either by written notice filed with the secretary or the acting secretary of the meeting or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed his or her proxy shall not of itself constitute a revocation of the proxy.  No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy.  The Board of Directors shall have the power and authority to prescribe rules and regulations establishing presumptions as to the validity and sufficiency of proxies.

Section 2.9 Quorum; Action of Stockholders.  At all meetings of the stockholders, a majority of the shares entitled to vote, represented in person or by proxy (and in no event less than 33 1/3 percent of the outstanding shares of the corporation’s common voting stock), shall constitute a quorum, and at any meeting at which a quorum is present the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater proportion or number is required by the Nevada Revised Statutes or the Articles of Incorporation.  If a quorum is not present or represented at any meeting of the stockholders, a majority of the outstanding shares represented at the meeting may adjourn the meeting from time to time for a period not to exceed sixty (60) days at any one adjournment.  Except as hereafter provided, when a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.  However, if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At any such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting.  The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum present.

Section 2.10  Voting of Shares.  Each outstanding share of record, regardless of class, is entitled to one vote, and each fractional share is entitled to a corresponding fractional vote, on each matter submitted to a vote of the stockholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by or pursuant to the Articles of Incorporation as permitted by the Nevada Revised Statutes.  In the election of directors each record holder of stock entitled to vote at such election shall have the right to vote the number of shares owned by him or her for as many persons as there are directors to be elected and for whose election he or she has the right to vote.  Cumulative voting shall not be allowed in the election of directors or for any other purpose.

Section 2.11  Voting of Shares by Certain Holders.  Neither treasury shares nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by the corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

Shares standing in the name of another corporation, whether domestic or foreign, may be voted by such officer, agent or proxy as the bylaws of the other corporation may prescribe, or, in the absence of any such provision, as the Board of Directors of the other corporation may determine.    Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held.  A stockholder whose shares are pledged shall be entitled to vote such shares unless in the transfer by the pledgor on the books of the corporation he or she has expressly empowered the pledgee to vote thereon.

Section 2.12  Shares Held by Two or More Persons. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, voting with respect to the shares shall, except as hereafter provided, have the following effect. (a) if only one person votes, his or her act binds all; (b) if two or more persons vote, the act of the majority so voting binds all; (c) if two or more persons vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally,  or  any  person  voting  the shares,  or  a beneficiary, if any, may apply to any court of competent jurisdiction in the State of Nevada to appoint an additional person to act with the persons so voting the shares.   The shares shall then be voted as determined by a majority of such persons and the person appointed by the court. If a tenancy is held in unequal interests, a majority or even split for purposes hereof shall be a majority or even split in interest. The effects of voting stated in the foregoing provisions of this Section shall not be applicable, however, if the secretary of the corporation is given written notice of alternate voting provisions and is furnished with a copy of the instrument or order wherein the alternate voting provisions are stated.

Section 2.13  Action Without a Meeting.  Any action required or permitted by the Nevada Revised Statutes to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if the action is evidenced by one or more written consents, which may be signed in counterparts, describing the action taken, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.  Any such action by written consent shall be effective upon the date specified in the consent so long as written consents signed by a sufficient number of stockholders are delivered to the corporation in the manner specified above within sixty (60) days of the earliest dated consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.  A written consent of the stockholders given in accordance with this section has the same force and effect as a vote of such stockholders and may be stated as such in any document.  The record date for determining stockholders entitled to take action without a meeting is set forth in Section 2.6 of this Article II.

Section 2.14  Order of Business.  The order of business at the annual meeting, and so far as practicable at all other meetings of stockholders, shall be as follows:

(a)         Call to order.

(b)         Roll call — determination of quorum.

(c)          Proof of due notice of meeting or waiver thereof.

(d)         Reading and approval of minutes of previous meeting

(e)          Reports from directors, officers and committees.

(f)           Election of directors.

(g)          Unfinished business.

(h)         New business.

(i)             Adjournment.

Section 2.15  Voting By Ballot.  Voting on any question or in any election may be by voice vote unless the presiding officer shall order or any stockholder shall demand that voting be by ballot, except that the election of directors shall be by written ballot.

Section 2.16  Notice of Stockholder Business and Nominations.

(A)          Annual Meetings of Stockholders.  (1) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the corporation’s notice of meeting (or any supplement thereto), (b) by or at the direction of the Board of Directors or any committee thereof or (c) by any stockholder of the corporation who was a stockholder of record of the corporation at the time the notice provided for in this Section 2.16 is delivered to the secretary of the corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.16.

(2)           For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 2.16, the stockholder must have given timely notice thereof in writing to the secretary of the corporation and any such proposed business other than the nominations of persons for election to the Board of Directors must constitute a proper matter for stockholder action.  To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation.  In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.  Such stockholder’s notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short positions or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss to or manage risk of stock price changes for, or to increase the voting power of, such stockholder or any such beneficial owner with respect to any share of stock of the corporation, (iv) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (v) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination.  The foregoing notice requirements of this Section 2.16 shall be deemed satisfied by a stockholder if the stockholder has notified the corporation of his, her or its intention to present a proposal or nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal or nomination has been included in a proxy statement that has been prepared by the corporation to solicit proxies for such annual meeting.  The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the corporation.

(3)           Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.16 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation at an annual meeting is increased and there is no public announcement by the corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.16 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(B)          Special Meetings of Stockholders.  Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting.  Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation’s notice of meeting (1) by or at the direction of the Board of Directors or any committee thereof or (2) provided that the Board of Directors has determined, or a stockholder or stockholders have requested pursuant and subject to Section 2.2 of this Article II, that directors shall be elected at such meeting, by any stockholder of the corporation who is a stockholder of record at the time the notice provided for in this Section 2.16 is delivered to the secretary of the corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.16.  In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the corporation’s notice of meeting, if the stockholder’s notice required by paragraph (A)(2) of this Section 2.16 shall be delivered to the secretary at the principal executive offices of the corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.  In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C)          General.  (1) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.16 shall be eligible to be elected at an annual or special meeting of stockholders of the corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.16.  Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.16 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (A)(2)(c)(v) of this Section 2.16) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.16, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.  Notwithstanding the foregoing provisions of this Section 2.16, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation.  For purposes of this Section 2.16, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2)           For purposes of this Section 2.16, “public announcement” or “was made public” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3)          Notwithstanding the foregoing provisions of this Section 2.16, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.16.  Nothing in this Section 2.16 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (b) of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Articles of Incorporation.

ARTICLE III

Board of Directors

Section 3.1 General.  The business and affairs of the corporation shall be managed by its Board of Directors, except as otherwise provided in the Nevada Revised Statutes or in the Articles of Incorporation or by these bylaws.

Section 3.2 Number, Tenure and Qualifications.  The number of directors of the corporation shall be no less than five and no more than seven, as determined by the Board of Directors.  The number of directors may be increased above seven or decreased below five at any time by amendment of this bylaw, but no decrease shall have the effect of shortening the term of any incumbent director.   Directors shall be elected at each annual meeting of the stockholders.   Each director shall hold office until the next annual meeting of the stockholders and thereafter until his or her successor shall have been elected and qualified, or until his or her earlier death, resignation or removal.  Directors shall be natural persons, eighteen years of age or older, but need not be residents of the State of Nevada or stockholders of the corporation.  Directors shall be removable in the manner provided by the Nevada Revised Statutes.

Section 3.3 Vacancies.  Any director may resign at any time by giving written notice to the chairman of the board, the president or to the secretary of the corporation.   A director’s resignation shall take effect at the time specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum.  A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office.  Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting or at a special meeting of the stockholders called for that purpose, and a director so chosen shall hold office until the next annual meeting of the stockholders and thereafter until his or her successor shall have been elected and qualified, or until his or her earlier death resignation or removal.

Section 3.4 Regular Meetings.  A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after and at the same place as the annual meeting of the stockholders, for the purpose of electing officers and for the transaction of such other business as may come before the meeting.  The

Board of Directors may provide by resolution the time and place, either within or outside Nevada, for the holding of additional regular meetings without other notice than such resolution.

Section 3.5 Special Meetings.  Special meetings of the Board of Directors may be called by or at the request of the chairman of the board or by the president.  The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place, either within or outside Nevada, for holding any special meeting of the board called by them.

Section 3.6 Notice.  Notice of any special meeting of the Board of Directors, stating the place, day and hour of the meeting, shall be given at least five (5) days prior to the meeting by written notice mailed by first class, certified or registered mail, to each director at his or her business or residence address or by notice given at least two (2) days prior to the meeting by personal delivery or by telephone, telegraph, telecopier, telex or other similar device.  The method of notice need not be the same to each director.  If mailed, such notice shall be deemed to be given two (2) days after such notice is deposited in the United States mail so addressed, with postage thereon prepaid.  If personally delivered, notice shall be deemed to be given when delivered to the director.  If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company.  When any notice is required to be given to any director of the corporation under the provisions of the Nevada Revised Statutes or under the provisions of the Articles of Incorporation or these bylaws, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.  By attending or participating in a regular or special meeting, a director waives any required notice of such meeting unless the director, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 3.7 Presumption of Assent.  A director who is present at a meeting of the board or a committee of the board when corporate action is taken is deemed to have assented to the action taken unless: (a) he or she objects at the beginning of such meeting to the holding of the meeting or the transacting of business at the meeting;  (b) he or she contemporaneously requests that his or her dissent from the action taken be entered in the minutes of such meeting; or (c) he or she gives written notice of his or her dissent to the presiding officer of such meeting before its adjournment or to the secretary of the corporation immediately after adjournment of such meeting.  Such right of dissent as to a specific action taken in a meeting of the board or a committee shall not be available to a director who votes in favor of such action.

Section 3.8 Quorum and Voting.  A majority of the number of directors fixed by Section 3.2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.  If less than a quorum is present at a meeting, the directors present may adjourn the meeting from time to time without further notice other than an announcement at the meeting.  No director may vote or act by proxy at any meeting of directors.

Section 3.9  Compensation.  By resolution of the Board of Directors, any director may be paid any one or more of the following: his or her expenses, if any, of attendance at meetings; a fixed sum for attendance at each meeting; a stated salary as director; or such other compensation as the corporation and the director may reasonably agree upon.   No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 3.10 Meetings by Telephone.  Unless otherwise provided by the Articles of Incorporation, one or more members of the Board of Directors or any committee designated by the board may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time.  Such participation shall constitute presence in person at the meeting.

Section 3.11 Action Without a Meeting.   Any action required or permitted by the Nevada Revised Statutes to be taken at a meeting of the Board of Directors or any committee designated by the board may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each director or committee member, and delivered to the secretary for inclusion in the minutes or for filing with the corporate records.  Any such action by written consent shall be effective when all directors or committee members have signed the consent, unless the consent specifies a different effective date.  Such consent has the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document.

Section 3.12  Order of Business.  So far as applicable, the order of business at each meeting of the Board of Directors shall be as follows:

(a)  Call to order.

(b)  Roll call — determination of quorum.

(c)  Proof of due notice of meeting or waiver thereof.

(d)  Reading and approval of minutes of previous meeting.

(e)  Unfinished business.

(f)  New business including, but not limited to:

(i)   Management reports

(ii)  Ratification of acts of officers

(iii) Election of officers

(iv) Determination of number of directors to be elected at the annual meeting of stockholders

(v)  Fixing the time and place for the next regular meeting

(g)  Adjournment.

Section 3.13  Executive and Other Committees.   By one or more resolutions, the Board of Directors may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in the resolution establishing such committee, shall have and may exercise all of the authority of the Board of Directors, except as otherwise provided by Nevada Revised Statutes.  Neither the designation of any such committee, the delegation of authority to such committee, nor any action by such committee pursuant to its authority shall alone constitute compliance by any member of the Board of Directors, not a member of the committee in question, with his or her responsibility to act in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

Section 3.14  Standard of Care.  A director shall perform his or her duties as a director, including his or her duties as a member of any committee of the board upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.  In performing his or her duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups herein designated; but he or she shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted.  A person who so performs his or her duties shall not have any liability by reason of being or having been a director of the corporation. The designated groups on which a director is entitled to rely are:

(a)                                 one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b)                                 counsel, public accountants,  or other persons as  to matters which the director reasonably believes to be within such person’s professional or expert competence; or

(c)                                  a committee of the board upon which he or she does not serve, duly designated in accordance with Section 3.13 of these bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Section 3.15 Conflicts of Interest.  No contract or transaction between the corporation and one or more of its directors, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason or solely because the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes, approves, or ratifies the contract or transaction or solely because his, her or their votes are counted for such purpose if:

(a)                                 the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the board or committee in good faith authorizes, approves, or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

(b)                                 the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved, or ratified in good faith by vote of the stockholders; or

(c)                                  the contract or transaction was fair as to the corporation.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes, approves, or ratifies the contract or transaction.

ARTICLE IV

Officers and Agents

Section 4.1 General.  The principal officers of the corporation shall be a [                  ](1).  The Board of Directors may also elect or appoint such other officers, assistant officers, committees and agents, including one or more vice presidents, a chairman of the board, a controller, assistant secretaries and assistant treasurers, as they may consider necessary, who shall be chosen in such manner and hold their offices for such terms and have such authority and duties as from time to time may be determined by the Board of Directors.  One person may hold more than one office, except that no person may simultaneously hold the offices of president and secretary.  In all cases where the duties of any officer, agent or employee are not prescribed by the bylaws or by the Board of Directors, such officer, agent or employee shall follow the orders and instructions of the president.  All officers shall be natural persons, eighteen years of age or older, and the president shall be one of the directors.

Section 4.2 Election and Term of Office.  The principal officers of the corporation shall be elected by the Board of Directors annually at the first meeting of the board held after each annual meeting of the stockholders.  If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be.  Each officer shall hold office until his or her successor shall have been elected, appointed or chosen and shall have qualified, or until his or her earlier death, resignation or removal.

Section 4.3 Removal.  Any officer or agent may be removed by the Board of Directors or by the executive committee, if any, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not in itself create contract rights.

Section 4.4 Vacancies.  Any officer may resign at any time, subject to any rights or obligations under any existing contracts between the officer and the corporation, by giving written notice to the chairman of the board, the president or to the Board of Directors.  An officer’s resignation shall take effect at the time specified in such notice, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.  A vacancy in any office, however occurring, may be filled by the Board of Directors.

Section 4.5 Chairman of the Board. [To be provided]

Section 4.6 President.  [To be provided]

(1)  To be determined.

Section 4.7 Vice Presidents.  The vice president, if any (or if there is more than one then each vice president), shall assist the president and shall perform such duties as may be assigned to him or her by the president or by the Board of Directors.  The vice president, if there is one (or if there is more than one then the vice president designated by the Board of Directors, or if there be no such designation then the vice presidents in order of their election), shall, at the request of the president, or in the event of his or her absence, death or inability or refusal to act, perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president.

Section 4.8 Secretary.  The secretary shall:  (a) keep the minutes of the proceedings of the stockholders, the Board of Directors, and any committees of the board;  (b) see that all notices are duly given in accordance with the provisions of these bylaws or otherwise as required by law; (c) be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the Board of Directors; (d) keep at its registered office or principal place of business within or outside Nevada a record containing the names and addresses of all stockholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation’s transfer agent or registrar; (e) sign with the chairman of the board, the president, or a vice president,  certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and (g) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the chairman of the board, the president or by the Board of Directors.  Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.   The directors and/or stockholders may, however, respectively designate a person other than the secretary or assistant secretary to keep the minutes of their respective meetings.

Section 4.9 Treasurer.  The treasurer shall:  (a) be the principal financial officer of the corporation and have the care and custody of all its funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the Board of Directors; (b) receive and give receipts and acquittances for money paid in on account of the corporation, and pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity; (c) unless there is a controller, be the principal accounting officer of the corporation and as such prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the chairman of the board, the president and the Board of Directors statements of account showing the financial position of the corporation and the results of its operations; (d) upon request of the board, make such reports to it as may be required at any time; and (e) in general, perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the Board of Directors, the chairman of the board or the president.  Assistant treasurers, if any, shall have the same powers and duties, subject to supervision by the treasurer.

Section 4.10 Surety Bonds.  The Board of Directors may require any officer or agent of the corporation to execute and deliver to the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his or her duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

Section 4.11  Salaries.  The salaries of the officers shall be as fixed from time to time by the Board of Directors and no officer shall be prevented from receiving a salary by reason of the fact that he or she is also a director of the corporation.

ARTICLE V

Stock

Section 5.1 Issuance of Shares.  The issuance or sale by the corporation of any shares of its authorized capital stock of any class, including treasury shares, shall be made only upon authorization by the Board of Directors, except as otherwise may be provided by statute.

Section 5.2 Certificates.  (a) The shares of stock of the corporation shall be represented by certificates, provided that the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of such shares shall be uncertificated shares. Any such resolutions shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of any resolution providing for uncertificated shares, any certificates for the shares of stock of the corporation shall be in such form as is consistent with the corporation’s Articles of Incorporation and applicable law. Certificates representing shares of stock of the corporation shall be signed in the name of the corporation by the chairperson or vice chairperson of the Board of Directors, or the president or a vice-president, and the treasurer or an assistant treasurer, or the secretary or an assistant secretary, and shall be sealed with the seal of the corporation, or with a facsimile thereof. Any or all of the signatures on any certificate may also be a facsimile.  In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of its issue.  Each certificate for shares shall be consecutively numbered or otherwise identified, shall state on the face that the corporation is organized under the laws of the State of Nevada, the name of the person to whom issued, the number and class of shares and the designation of the series, if any, which such certificate represents, and the par value of each share represented by the certificate or a statement that the shares are without par value.  Each certificate shall be otherwise in such form consistent with law as shall be prescribed by the Board of Directors. Restrictions imposed by the corporation on the transferability of the shares shall be noted or referred to conspicuously on the certificate.  No certificates shall be issued until the shares represented thereby are fully paid. In addition to the above, all certificates (or uncertificated shares in lieu of a new certificate) evidencing shares of the corporation’s stock or other securities issued by the corporation shall contain such legend or legends as may from time to time be required by the Nevada Revised Statutes, the Nevada Gaming Commission Regulations, or the statutes and regulations of any other gaming jurisdiction in which the corporation or any of its affiliates has operations, which are then in effect.

(b) Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send, or cause to be sent, to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Nevada, the name of the stockholder, the number and class (and the designations, powers, preferences or other rights, and the qualifications, limitations or restrictions of such powers, preferences or rights of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation’s Articles of Incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

(c) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificated shares of the same class and series shall be identical.

Section 5.3 Consideration for Shares.  Each share of stock, when issued, shall be fully paid and nonassessable.   The shares of the corporation shall be issued for such consideration expressed in dollars (but not less than the par value thereof, with respect to shares having a par value) as shall be fixed from time to time by the board of directors. The consideration for the issuance of shares may be paid, in whole or in part, in money, in other property, tangible or intangible, or in labor or services actually performed for the corporation. The promise of future services shall not constitute payment or part payment for shares of the corporation, and neither the promissory note of a subscriber or direct purchaser of shares from the corporation, nor the unsecured or nonnegotiable promissory note of any other person shall constitute payment or part payment for shares of the corporation.  The judgment of the Board of Directors as to the value of any property or services received shall, in the absence of fraud or bad faith, be conclusive upon all persons.  Treasury shares shall be disposed of for such consideration expressed in dollars as may be fixed from time to time by the Board of Directors.

Section 5.4 Lost Certificates.   The holder of any shares of stock of the corporation shall promptly notify the Corporation of any loss, theft, destruction or mutilation of the certificates therefor. The corporation may issue, or cause to be issued, (i) a new certificate or certificates of stock or (ii) uncertificated shares in place of any certificate or certificates theretofore issued by it alleged to have been lost, stolen or destroyed upon evidence satisfactory to the corporation of the loss, theft or destruction of the certificate and, in the case of mutilation, the surrender of the mutilated certificate. The corporation may, in its discretion, require the owner of the lost, stolen or destroyed certificate, or his or her legal representatives, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, destruction or mutilation of any such certificate and the issuance of such new certificate, or may refer such owner to such remedy or remedies as he or she may have under the laws of the State of Nevada.

Section 5.5 Transfer of Shares.  (a) Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate.  Every such transfer of stock shall be entered on the stock books of the corporation.

(b) Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the stockholder entitled thereto and the transaction shall be recorded upon the books of the corporation. If the corporation has a transfer agent or registrar acting on its behalf, the signature of any officer or representative thereof may be in facsimile.

Section 5.6 Holders of Record.  The corporation shall be entitled to treat the record holder of any shares of the corporation as the owner thereof for all purposes, including all rights deriving from the shares. The corporation shall not be bound to recognize any equitable or other claim to or interest in the shares or rights deriving from the shares on the part of any other person, including, without limitation, a purchaser, assignee or transferee of such shares or rights deriving from the shares, unless and until the purchaser, assignee, transferee or other person becomes the record holder of the shares, whether or not the corporation shall have either actual or constructive notice of the interest.  Until the purchaser, assignee or transferee of any of the shares of the corporation has become the record holder of the shares, he or she shall not be entitled to receive notice of meetings, examine lists of the stockholders, receive dividends or other sums payable to stockholders, or own, enjoy and exercise any other property or rights deriving from the shares of the corporation.

Section 5.7 Transfer Agents, Registrars and Paying Agents.  The Board of Directors may at its discretion appoint one or more transfer agents, registrars or agents for making payment upon any class of stock, bond, debenture or other security of the corporation.  Such agents and registrars may be located either within or outside Nevada.  They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

Section 5.8 Preemptive Rights.   No holder of shares of the corporation of any class shall have any preemptive or preferential right in or preemptive or preferential right to subscribe to or for or acquire any new or additional shares, or any subsequent issue of shares, or any unissued or treasury shares of the corporation, whether now or hereafter authorized, or any securities convertible into or carrying a right to subscribe to or for or acquire any such shares, whether now or hereafter authorized.

Section 5.9 Restrictions on Transfer.  The corporation shall have the right, at any time, by entering into an agreement with the holders of its then-outstanding stock, to restrict or limit the sale, transfer, assignment, pledge, hypothecation, encumbrance or other disposition of the shares of the corporation, or any part thereof.  Such restrictions may apply to lifetime transfers as well as to transfers upon the death of a stockholder.  Regulations regarding the formalities and procedures to be followed in seeking to effect any transfer that is restricted by such an agreement may be set forth in the agreement or prescribed in these bylaws.  With respect to any such agreement to which it is a party, the corporation, on its part, shall observe and carry out the terms thereof and shall refuse to recognize any sale, transfer, assignment, pledge, hypothecation, encumbrance or other disposition of any of the shares covered by the agreement unless the same are in conformity with the terms and conditions of the agreement and with these bylaws.  Following its adoption, a copy of any such agreement shall be filed in the principal office of the corporation, and notice of the existence of such agreement shall be displayed conspicuously on the face or back of each certificate representing shares subject to the terms and conditions of such agreement.

Section 5.10 Regulations.  The Board of Directors shall have power and authority to make such additional rules and regulations as it may deem expedient concerning the issue, transfer, conversion and registration of certificated or uncertificated shares of stock of each class and series of the corporation.

ARTICLE VI

Indemnification

Section 6.1  Definitions.  For purposes of this Article VI, the following terms shall have the meanings set forth below:

(a)           Action - Any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative;

(b)           Derivative Action - Any Action by or in the right of the corporation to procure a judgment in its favor;

(c)           Third Party Action - Any Action other than a Derivative Action;

(d)           Indemnified Party - Any person who is or was a party or is threatened to be made a party to any Action by reason of the fact that he or she is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation any employee benefit plan of the corporation for which any such person is or was serving as trustee, plan administrator or other fiduciary.

Section 6.2  Third Party Actions.  The corporation shall indemnify any Indemnified Party against expenses  (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by him or her in connection with any Third Party Action if, as determined pursuant to Section 6.5 below, he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal Action, had no reasonable cause to believe his or her conduct was unlawful.

Section 6.3 Derivative Actions.  The corporation shall indemnify any Indemnified Party against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of any Derivative Action if, as determined pursuant to Section 6.5 below, he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person is or has been adjudged to be liable for negligence  or  misconduct  in  the  performance  of his or her duty  to  the corporation unless and only to the extent that the court in which such Action  was  brought  determines  upon  application that,  despite the adjudication of liability and in view of all circumstances of the case, such Indemnified Party is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

Section 4. Success on Merits or Otherwise.  If and to the extent that any Indemnified Party has been successful on the merits or otherwise in defense of any Action referred to in Section 6.2 or 6.3 of this Article VI, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her  in connection therewith without the necessity of any determination that he or she has met the applicable standards of conduct set forth in Section 6.2 or 6.3 of this Article VI.

Section 6.5  Determination.  Except as provided in Section 6.4, any indemnification under Section 6.2 or 6.3 of this Article VI (unless ordered by a court) shall be made by the corporation only upon a determination that indemnification of the Indemnified Party is proper in the circumstances because he or she has met the applicable standards of conduct set forth in said Section 6.2 or 6.3. Any indemnification under Section 6.4 of this Article VI (unless ordered by a court) shall be made by the corporation only upon a determination by the corporation of the extent to which the Indemnified Party has been or would have been successful on the merits or otherwise.  Any such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who are not or were not parties to the subject Action or (b) if such quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel (which counsel shall not be the counsel generally employed by the corporation in connection with its corporate affairs) in a written opinion, or (c) by the stockholders of the corporation.

Section 6.6  Effect of Termination of Action.  The termination of any Action by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create either a presumption that the indemnified Party did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or with respect to any criminal Action, a presumption that the Indemnified Party had reasonable cause to believe that his or her conduct was unlawful. Entry of a judgment by consent as part of a settlement shall not be deemed a final adjudication of liability for negligence or misconduct in the performance of duty, nor of any other issue or matter.

Section 6.7 Payment in Advance.  Expenses (including attorneys’ fees) or some part thereof incurred by an Indemnified Party in defending any Action, shall be paid by the corporation in advance of the final disposition of such Action if a determination to make such payment is made on behalf of the corporation as provided in Section 6.5 of this Article VI; provided that no such payment may be made unless the corporation shall have first received a written undertaking by or on behalf of the Indemnified Party to repay such amount unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized in this Article VI.

Section 6.8  Other Indemnification Rights.   The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which any Indemnified Party or other person may be entitled under the Articles of Incorporation, any agreement, bylaw (including without limitation any other or further Section or provision of this Article VI), vote of the stockholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 6.9 Period of Indemnification.  Any indemnification pursuant to this Article VI shall continue as to any Indemnified Party who has ceased to be a director, officer, employee, fiduciary or agent of the corporation or, at the request of the corporation, was serving as and has since ceased to be a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, any employee benefit plan of the corporation for which any such person served as a trustee, plan administrator or other fiduciary, and shall inure to the benefit of the heirs and personal representatives of such Indemnified Party.  The repeal or amendment of this Article VI or of any Section or provision thereof which would have the effect of limiting, qualifying or restricting any of the powers or rights of indemnification provided or permitted in this Article VI shall not, solely by reason of such repeal of amendment, eliminate, restrict or otherwise affect the right or power of the corporation to indemnify any person, or affect any right of indemnification of such person, with respect to any acts or omissions which occurred prior to such repeal or amendment.

Section 6.10 Insurance.  By action of the Board of Directors, notwithstanding any interest of the directors in such action, the corporation may purchase and maintain insurance, in such amounts as the board may deem appropriate, on behalf of any Indemnified Party against any liability asserted against him or her and incurred by him or her in his or her capacity of or arising out of his or her status as an Indemnified Party, whether or not the corporation would have the power to indemnify him or her against such liability under this Article VI, the Articles of Incorporation or applicable provisions of law.

Section 6.11  Right to Impose Conditions to Indemnification.  The corporation shall have the right to impose, as conditions to any indemnification provided or permitted in this Article VI, such reasonable requirements and conditions as to the Board of Directors or stockholders may appear appropriate in each specific case and circumstances, including but not limited to any one or more of the following:  (a) that any counsel representing the person to be indemnified in connection with the defense or settlement of any Action shall be counsel mutually agreeable to the person to be indemnified and to the corporation; (b) that the corporation shall have the right, at its option, to assume and control the defense or settlement of any claim or proceeding made, initiated or threatened against the person to be indemnified; and (c) that the corporation shall be subrogated, to the extent of any payments made by way of indemnification, to all of the indemnified person’s right of recovery, and that the person to be indemnified shall execute all writings and do everything  necessary  to assure  such rights of subrogation  to  the corporation.

ARTICLE VII

Contracts, Loans, Checks and Deposits

Section 7.1  Contracts.  The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 7.2  Loans.  No loans shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors.  Such authority may be general or confined to specific instances.

Section 7.3  Checks and Drafts.  All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 7.4  Deposits.  All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, savings and loan associations or other depositories as shall from time to time be designated by resolution of the Board of Directors.

ARTICLE VIII

Books and Records

Section 8.1  Records Kept.  The corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its stockholders and Board of Directors.  The corporation shall also keep, at its registered office or principal place of business or at the office of its transfer agent or registrar either within or outside Nevada, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each. Any books, records or minutes of the corporation may be in written form or in any form capable of being converted into written form within a reasonable time.

Section 8.2  Right to Inspect and Copy.  Any person who has been a holder of record of shares of the corporation or of voting trust certificates therefor for at least three months immediately preceding his or her demand or who is the holder of record of, or the holder of record of voting trust certificates for, at least fifteen percent of all outstanding shares of the corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time and for any proper purpose, the corporation’s books and records of account, minutes and record of holders of shares and of voting trust certificates therefor and to make extracts therefrom.

Section 8.3 Financial Statements.  Upon the written request of any stockholder of the corporation, the corporation shall mail to the stockholder its last annual and most recently published financial statements showing in reasonable detail its assets and liabilities and the results of its operations.

ARTICLE IX

Miscellaneous

Section 9.1  Dividends.  Subject to the provisions of the Nevada Revised Statutes, the Board of Directors may from time to time declare, and the corporation may pay, dividends in cash, property or its own shares, except when the corporation is unable to pay its debts as they become due in the usual course of its business, or when the payment thereof would render the corporation unable to pay its debts as they become due in the usual course of its business, or when the declaration or payment thereof would be contrary to any restriction contained in the Articles of Incorporation or these bylaws.

Section 9.2  Fiscal Year.  The fiscal year of the corporation shall be as established by resolution of the Board of Directors.

Section 9.3  Seal.  The corporate seal shall have inscribed thereon the name of the corporation and the words “Corporate Seal, Nevada.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

Section 9.4  Amendment.  [To be provided]

KNOW ALL MEN BY THESE PRESENTS, that the foregoing bylaws, consisting of [] pages, including this page, constitute the bylaws of Eldorado Resorts, Inc. adopted by the Board of Directors of the corporation as of                , 2014.

Exhibit F

[                          ], 2014

Eldorado Holdco LLC

[                                ]

Ladies and Gentleman:

We have acted as counsel for Eldorado Holdco LLC, a Nevada limited liability company (the “Company”), in connection with the proposed simultaneous mergers of (i) Ridgeline Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub A”), with and into MTR Gaming Group, Inc., a Delaware corporation (“MTR” and such merger, the “MTR Merger”) and (ii) Éclair Acquisition Company, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub B”) with and into the Company (such merger, “Company Merger,” and together with the MTR Merger, the “Mergers”) pursuant to the Agreement and Plan of Merger by and among MTR, Eclair Holdings Company, a Nevada corporation and a wholly-owned subsidiary of MTR (“Parent”), Merger Sub A, Merger Sub B, the Company, and the Member Representatives party thereto, dated September 9, 2013 (the “Agreement”).  Capitalized terms not defined herein have the meanings specified in the Agreement.

In that connection, you have requested our opinion regarding certain United States federal income tax consequences of the Mergers.  In providing our opinion, we have examined the Agreement, the Registration Statement, and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion.  We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.  In addition, we have assumed with your consent that (i) the Mergers will be consummated in accordance with the provisions of the Agreement and the Registration Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the Mergers set forth in the Agreement and the Registration Statement are true, complete and correct at all times up to and including the Effective Time, (iii) the factual representations made by the Company and MTR, in their respective letters dated the date hereof and delivered to us for purposes of this opinion (the “Representation Letters”) are true, complete and correct as of the date hereof and will remain true, complete and correct at all times up to and including the Effective Time and (iv) any factual representations made in the Representation Letters “to the knowledge of” or similarly qualified are correct without such qualification.  We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement.  If any of the above described assumptions are untrue for any reason or if the Mergers are consummated in a manner that is different from the manner in which they are described in the Agreement or the Registration Statement, our opinions as expressed below might be adversely affected and may not be relied upon.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, it is our opinion that, under currently applicable United States federal income tax law, the Company Merger, when combined with the MTR Merger, will be treated as a transfer of property to Parent as described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

This opinion is rendered only as of the date hereof, and we undertake no obligation to update the opinion after the date hereof.  Our opinion is based on the Code, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and other administrative pronouncements interpreting the foregoing, and pertinent judicial authority, all as in effect on the date hereof.  Any amendment or change in the interpretation of the applicable laws or the facts and circumstances surrounding the Mergers, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, might affect the continuing validity of our opinions as set forth herein.  We assume no responsibility to inform you of any such change or inaccuracy that might occur or come to our attention subsequent to the date of this opinion.  Finally, our opinion is limited to the tax matters specifically covered herein, and we have not been asked to address, nor have we addressed, any other tax consequences of the Mergers, including any tax consequences under state, local, foreign, or, except to the extent specifically set forth herein, any United States federal law.

This opinion is being furnished to you pursuant to the Agreement and it may not be relied upon for any other purpose or provided to or relied upon by any other person or entity, without our specific, prior, written consent.

Very truly yours,

2

Exhibit G

STEVENS & LEE

LAWYERS & CONSULTANTS

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

                      , 201

Board of Directors

MTR Gaming Group, Inc.

Re:                             Merger of MTR Gaming Group, Inc.

Gentlemen:

We have been requested to provide this opinion concerning certain matters of U.S. federal income tax law in connection with the proposed mergers (the “Mergers”) pursuant to which (1) Ridgeline Acquisition Corp., a Delaware corporation (“Delaware Merger Sub”) will merge with and into MTR Gaming Group, Inc, a Delaware corporation (“MTR”) with MTR surviving the Merger (the “MTR Merger”), and (2) Eclair Acquisition Company, LLC, a Nevada limited liability company (“Nevada Merger Sub”) will merge with and into Eldorado Holdco, LLC, a Nevada limited liability company (“Eldorado”) with Eldorado surviving the Merger (the “Eldorado Merger”), all pursuant to the Agreement and Plan of Merger, dated as of September 9, 2013, among MTR, Eldorado, Eclair Holdings Company, a Nevada corporation (“Parent”), and Thomas Reeg, Robert Jones and Gary Carano as Member Representative (the “Merger Agreement”).  The Mergers are further described in and will be in accordance with the Registration Statement filed by Parent (the “Registration Statement”), and related exhibits thereto.  This opinion is being provided in accordance with Section 6.3(j) of the Merger Agreement.

We have acted as counsel to MTR in connection with the Mergers.  As such, and for purposes of providing this opinion, we have examined and are relying upon (without any independent verification or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits thereto):  (1) the Registration Statement; (2) the Merger Agreement; (3) the representations made by MTR and Eldorado in their respective letters dated the date hereof and delivered to us for purposes of this opinion (the “Representation Letters”); and (4) such other instruments and documents related to MTR, Eldorado, and their affiliated companies as we have deemed necessary or appropriate.

In addition, in connection with providing this opinion, we have assumed (without any independent investigation thereof) that: (1) original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents; and there has been due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof; (2) any representation or statement referred to above made “to the best of knowledge” or otherwise similarly qualified is correct without such qualification, and all statements and representations, whether or not qualified, are true and will remain true; and (3) the Mergers will be consummated pursuant to the Merger Agreement and will be effective under the laws of the State of Delaware (for the MTR Merger) and the State of Nevada (for the Eldorado Merger).

Based on the foregoing documents, materials, assumptions and information, and subject to the qualifications and assumptions set forth herein, if the Mergers are consummated in accordance with the provisions of the Merger Agreement (and without any waiver, breach or amendment of any of the provisions thereof), it is our opinion that, under current law the MTR Merger, when combined with the Eldorado Merger, will be treated as a transfer of property to Parent by the shareholders of MTR as described in Section 351(a) or Section 351(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

Our opinion set forth above is based on the existing provisions of the Code, Treasury Regulations (including Temporary Treasury Regulations) promulgated under the Code, published Revenue Rulings, Revenue Procedures and other announcements of the Internal Revenue Service (“Service”) and existing court decisions, any of which could be changed at any time.  Any such changes might be retroactive with respect to transactions entered into prior to the date of such changes and could significantly modify the opinion set forth above.

As you are aware, no ruling has been or will be requested from the Service concerning the U.S. federal income tax consequences of the Mergers.  In reviewing this opinion, you should be aware that the opinion set forth above represents our conclusion regarding the application of existing U.S. federal income tax law to the instant transaction.  If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable in whole or in part.  You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the Service or that a court considering the issues would not hold otherwise.

Very truly yours,

STEVENS & LEE, P. C.

2